Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
July 5, 2013
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631
Attention: Pamela A. Long

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 29, 2013
File No. 001-11749
Ladies and Gentlemen:
The following is a draft of Lennar Corporation's Form 10-K/A No. 2 for your review as per the Company's response letter to the Staff of the Securities and Exchange Commission (the “Staff”) dated July 5, 2013, regarding the above referenced Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

DRAFT FORM 10-K/A No. 2
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2012
Commission file number 1-11749

Lennar Corporation
(Exact name of registrant as specified in its charter)

Delaware	95-4337490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
700 Northwest 107th Avenue, Miami, Florida 33172
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code (305) 559-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, par value 10¢	New York Stock Exchange
Class B Common Stock, par value 10¢	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  YES ☐ NO ☒
The aggregate market value of the registrant’s Class A and Class B common stock held by non-affiliates of the registrant (151,415,536 Class A shares and 9,695,238 Class B shares) as of May 31, 2012, based on the closing sale price per share as reported by the New York Stock Exchange on such date, was $4,280,079,309.
As of December 31, 2012, the registrant had outstanding 160,676,634 shares of Class A common stock and 31,303,195 shares of Class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Related Section	Documents
III	Definitive Proxy Statement to be filed pursuant to Regulation 14A on or before March 29, 2013.

EXPLANATORY NOTE
This Amendment No. 2 on Form 10-K/A (the “Amendment”) to the Annual Report on Form 10-K (the “Form 10-K”) for Lennar Corporation (the “Company”) for the fiscal year ended November 30, 2012, initially filed with the Securities and Exchange Commission on January 29, 2013 (the "Original Filing") as amended on February 6, 2013 to include Exhibit 21, the list of the Company's subsidiaries is being filed for the sole purpose of revising Note 17 - Supplemental Financial Information, contained in Part II, Item 8 as described below and to make corresponding amendments to the Interactive Data File included in the Original Filing as Exhibit 101. In addition, Part IV of the Original Filing has been amended to contain currently dated versions of the certifications required under sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and a currently dated auditor's consent.
The revisions to Note 17 relate solely to transactions between Lennar Corporation and its subsidiaries and only impact the Company's Consolidating Balance Sheets and Consolidating Statements of Cash Flows included as supplemental information in Note 17. They do not affect the Company's Consolidated Financial Statements for any period or at any date
The Supplemental Financial Information is being revised in order to (A) adjust the Investments in Subsidiaries, Intercompany and Equity accounts of the Parent, Guarantor and Non-Guarantor subsidiaries in the Company's Consolidating Balance Sheets with corresponding offsets in the elimination column and (B) adjust the Parent's intercompany receivable from its subsidiaries from a contra-liability in the Consolidating Balance Sheets to an asset.
The Consolidating Statements of Cash Flows are also being revised in order to adjust for (C) the misclassification of certain non-cash items between the Parent, Guarantor and Non-Guarantor subsidiaries, (D) classification of the net intercompany funding activity of the Parent, which was previously included as an element of Cash Flows from Financing Activities, as an element of Cash Flows from Investing Activities, (E) classification of distributions of earnings from the Guarantor and Non-Guarantor subsidiaries that were previously being netted in the Intercompany line item, as Dividends in a separate line item within Cash Flows from Financing Activities of the distributing entities and (F) classification of distributions of capital from the Guarantor subsidiaries to the Parent, which had previously been netted as an element of the Intercompany line item, as elements of the Dividend line item within Cash Flows from Financing Activities and the Distributions of Capital line item within Cash Flows from Investing Activities. The above adjustments did not have any impact on the net cash activity of the Parent, Guarantor or Non-Guarantor subsidiaries reflected in the Company's Consolidating Statement of Cash Flows.
None of the above changes in reporting had any impact on the total amounts reported in the Company's Consolidating Statement of Operations.
No other changes have been made to the Form 10-K. This Amendment is as of the Original Filing date, does not reflect events that may have occurred subsequent to the Original Filing and, except for the revision to Note 17 - Supplemental Financial Information, does not modify or update in any way disclosures made in the Original Filing. Accordingly, this Form 10-K/A should be read in conjunction with the Original Filing. For updated information about the Company, refer to the Company's most recent filings with the SEC. These filings contain important information regarding events, developments and updates to certain expectations of the Company that have occurred since the Original Filing.

PART II

Item 8.	Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Lennar Corporation
We have audited the accompanying consolidated balance sheets of Lennar Corporation and subsidiaries (the “Company”) as of November 30, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended November 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lennar Corporation and subsidiaries as of November 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2012 in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of November 30, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 29, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
January 29, 2013, except for
Note 17, as to which the
date is July 10, 2013

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
November 30, 2012 and 2011

	2012	(1)	2011	(1)
	(Dollars in thousands, except shares and per share amounts)
ASSETS
Lennar Homebuilding:
Cash and cash equivalents	$1,146,867		1,024,212
Restricted cash	8,096		8,590
Receivables, net	53,745		53,977
Inventories:
Finished homes and construction in progress	1,625,048		1,334,703
Land and land under development	3,119,804		2,636,510
Consolidated inventory not owned	326,861		389,322
Total inventories	5,071,713		4,360,535
Investments in unconsolidated entities	565,360		545,760
Other assets	956,070		524,694
	7,801,851		6,517,768
Rialto Investments:
Cash and cash equivalents	105,310		83,938
Defeasance cash to retire notes payable	223,813		219,386
Loans receivable, net	436,535		713,354
Real estate owned - held-for-sale	134,161		143,677
Real estate owned - held-and-used, net	601,022		582,111
Investments in unconsolidated entities	108,140		124,712
Other assets	38,379		29,970
	1,647,360		1,897,148
Lennar Financial Services	912,995		739,755
Total assets	$10,362,206		9,154,671

(1)
Under certain provisions of Accounting Standards Codification (“ASC”) Topic 810, Consolidations, (“ASC 810”) the Company is required to separately disclose on its consolidated balance sheets the assets of consolidated variable interest entities (“VIEs”) that are owned by the consolidated VIEs and liabilities of consolidated VIEs as to which there is no recourse against the Company.

As of November 30, 2012, total assets include $2,128.6 million related to consolidated VIEs of which $13.2 million is included in Lennar Homebuilding cash and cash equivalents, $6.0 million in Lennar Homebuilding receivables, net, $57.4 million in Lennar Homebuilding finished homes and construction in progress, $482.6 million in Lennar Homebuilding land and land under development, $65.2 million in Lennar Homebuilding consolidated inventory not owned, $43.7 million in Lennar Homebuilding investments in unconsolidated entities, $224.1 million in Lennar Homebuilding other assets, $104.8 million in Rialto Investments cash and cash equivalents, $223.8 million in Rialto Investments defeasance cash to retire notes payable, $350.2 million in Rialto Investments loans receivable, net, $94.2 million in Rialto Investments real estate owned held-for-sale, $454.9 million in Rialto Investments real estate owned held-and-used, net, $0.7 million in Rialto Investments in unconsolidated entities and $7.8 million in Rialto Investments other assets.
As of November 30, 2011, total assets include $2,317.4 million related to consolidated VIEs of which $19.6 million is included in Lennar Homebuilding cash and cash equivalents, $5.3 million in Lennar Homebuilding receivables, net, $0.1 million in Lennar Homebuilding finished homes and construction in progress, $538.2 million in Lennar Homebuilding land and land under development, $71.6 million in Lennar Homebuilding consolidated inventory not owned, $43.4 million in Lennar Homebuilding investments in unconsolidated entities, $219.6 million in Lennar Homebuilding other assets, $80.0 million in Rialto Investments cash and cash equivalents, $219.4 million in Rialto Investments defeasance cash to retire notes payable, $565.6 million in Rialto Investments loans receivable, net, $115.4 million in Rialto

See accompanying notes to consolidated financial statements.

Investments real estate owned held-for-sale, $428.0 million in Rialto Investments real estate owned held-and-used, net, $0.6 million in Rialto Investments in unconsolidated entities and $10.6 million in Rialto Investments other assets.

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
November 30, 2012 and 2011

	2012	(2)	2011	(2)
	(Dollars in thousands, except shares and per share amounts)
LIABILITIES AND EQUITY
Lennar Homebuilding:
Accounts payable	$220,690		201,101
Liabilities related to consolidated inventory not owned	268,159		326,200
Senior notes and other debts payable	4,005,051		3,362,759
Other liabilities	635,524		602,231
	5,129,424		4,492,291
Rialto Investments:
Notes payable and other liabilities	600,602		796,120
Lennar Financial Services	630,972		562,735
Total liabilities	6,360,998		5,851,146
Stockholders’ equity:
Preferred stock	—		—
Class A common stock of $0.10 par value per share; Authorized: 2012 and 2011 - 300,000,000 shares Issued: 2012 - 172,397,149 shares; 2011 - 169,099,760 shares	17,240		16,910
Class B common stock of $0.10 par value per share; Authorized: 2012 and 2010 - 90,000,000 shares Issued: 2012 - 32,982,815 shares; 2011 - 32,982,815 shares	3,298		3,298
Additional paid-in capital	2,421,941		2,341,079
Retained earnings	1,605,131		956,401
Treasury stock, at cost; 2012 - 12,152,816 Class A common shares and 1,679,620 Class B common shares; 2011 - 12,000,017 Class A common shares and 1,679,620 Class B common shares	(632,846)		(621,220)
Total stockholders’ equity	3,414,764		2,696,468
Noncontrolling interests	586,444		607,057
Total equity	4,001,208		3,303,525
Total liabilities and equity	$10,362,206		9,154,671

(2)
As of November 30, 2012, total liabilities include $737.2 million related to consolidated VIEs as to which there was no recourse against the Company, of which $10.6 million is included in Lennar Homebuilding accounts payable, $35.9 million in Lennar Homebuilding liabilities related to consolidated inventory not owned, $181.6 million in Lennar Homebuilding senior notes and other debts payable, $15.7 million in Lennar Homebuilding other liabilities and $493.4 million in Rialto Investments notes payable and other liabilities.

As of November 30, 2011, total liabilities include $902.3 million related to consolidated VIEs as to which there was no recourse against the Company, of which $12.7 million is included in Lennar Homebuilding accounts payable, $43.6 million in Lennar Homebuilding liabilities related to consolidated inventory not owned, $175.3 million in Lennar Homebuilding senior notes and other debts payable, $16.7 million in Lennar Homebuilding other liabilities and $654.0 million in Rialto Investments notes payable and other liabilities.

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended November 30, 2012, 2011 and 2010

	2012	2011	2010
	(Dollars in thousands, except per share amounts)
Revenues:
Lennar Homebuilding	$3,581,232	2,675,124	2,705,639
Lennar Financial Services	384,618	255,518	275,786
Rialto Investments	138,856	164,743	92,597
Total revenues	4,104,706	3,095,385	3,074,022
Cost and expenses:
Lennar Homebuilding (1)	3,216,366	2,528,823	2,543,323
Lennar Financial Services	299,836	234,789	244,502
Rialto Investments	138,990	132,583	67,904
Corporate general and administrative	127,338	95,256	93,926
Total costs and expenses	3,782,530	2,991,451	2,949,655
Lennar Homebuilding equity in loss from unconsolidated entities (2)	(26,676)	(62,716)	(10,966)
Lennar Homebuilding other income, net (3)	9,264	116,109	19,135
Other interest expense	(94,353)	(90,650)	(70,425)
Rialto Investments equity in earnings (loss) from unconsolidated entities	41,483	(7,914)	15,363
Rialto Investments other income (expense), net	(29,780)	39,211	17,251
Earnings before income taxes	222,114	97,974	94,725
Benefit for income taxes	435,218	14,570	25,734
Net earnings (including net earnings (loss) attributable to noncontrolling interests)	657,332	112,544	120,459
Less: Net earnings (loss) attributable to noncontrolling interests (4)	(21,792)	20,345	25,198
Net earnings attributable to Lennar	$679,124	92,199	95,261
Basic earnings per share	$3.58	0.49	0.51
Diluted earnings per share	$3.11	0.48	0.51

(1)
Lennar Homebuilding costs and expenses include $15.6 million, $38.0 million and $51.3 million, respectively, of inventory valuation adjustments and write-offs of option deposits and pre-acquisition costs for the years ended November 30, 2012, 2011 and 2010.

(2)
Lennar Homebuilding equity in loss from unconsolidated entities includes $12.1 million and $8.9 million, respectively, of the Company’s share of valuation adjustments related to assets of unconsolidated entities for the years ended November 30, 2012 and 2011. In addition, for the year ended November 30, 2011. it includes a $57.6 million valuation adjustment related to an asset distribution from a Lennar Homebuilding unconsolidated entity, which was the result of a linked transaction where there was also a pre-tax gain as disclosed below. Lennar Homebuilding equity in loss from unconsolidated entities for the year ended November 30, 2010 includes $10.5 million of the Company’s share of valuation adjustments related to assets of unconsolidated entities.

(3)
Lennar Homebuilding other income, net includes $15.4 million and $3.3 million, respectively, of valuation adjustments to investments in Lennar Homebuilding unconsolidated entities and write-offs of notes receivables and other assets for the years ended November 30, 2011 and 2010. In addition, for the year ended November 30, 2011, Lennar Homebuilding other income, net includes a pre-tax gain of $62.3 million related to an asset distribution from a Lennar Homebuilding unconsolidated entity in a linked transaction where there was also a valuation adjustment as disclosed above.

(4)
Net earnings (loss) attributable to noncontrolling interests for the years ended November 30, 2012, 2011 and 2010 includes ($14.4) million, $28.9 million and $33.2 million of earnings (loss), respectively, related to the FDIC’s interest in the portfolio of real estate loans that the Company acquired in partnership with the FDIC.

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years Ended November 30, 2012, 2011 and 2010

	2012	2011	2010
	(Dollars in thousands)
Class A common stock:
Beginning balance	$16,910	16,701	16,515
Employee stock and director plans	330	209	186
Balance at November 30,	17,240	16,910	16,701
Class B common stock:
Beginning balance	3,298	3,297	3,296
Employee stock plans	—	1	1
Balance at November 30,	3,298	3,298	3,297
Additional paid-in capital:
Beginning balance	2,341,079	2,310,339	2,208,934
Employee stock and director plans	29,006	11,075	8,150
Tax benefit from employee stock plans and vesting of restricted stock	22,544	—	—
Amortization of restricted stock and performance-based stock options	29,312	19,665	22,090
Equity component of 2.75% convertible senior notes due 2020	—	—	71,165
Balance at November 30,	2,421,941	2,341,079	2,310,339
Retained Earnings:
Beginning balance	956,401	894,108	828,424
Net earnings attributable to Lennar	679,124	92,199	95,261
Cash dividends - Class A common stock	(25,387)	(24,899)	(24,570)
Cash dividends - Class B common stock	(5,007)	(5,007)	(5,007)
Balance at November 30,	1,605,131	956,401	894,108
Treasury stock, at cost:
Beginning balance	(621,220)	(615,496)	(613,690)
Employee stock plans	(17,149)	(5,724)	(1,806)
Reissuance of treasury stock	5,523	—	—
Balance at November 30,	(632,846)	(621,220)	(615,496)
Total stockholders’ equity	3,414,764	2,696,468	2,608,949
Noncontrolling interests:
Beginning balance	607,057	585,434	144,535
Net earnings (loss) attributable to noncontrolling interests	(21,792)	20,345	25,198
Receipts related to noncontrolling interests	1,659	5,822	14,088
Payments related to noncontrolling interests	(480)	(7,137)	(4,848)
Lennar Homebuilding non-cash consolidations	—	2,593	—
Rialto Investments non-cash consolidations	—	—	397,588
Non-cash activity related to noncontrolling interests	—	—	8,873
Balance at November 30,	586,444	607,057	585,434
Total equity	$4,001,208	3,303,525	3,194,383
Comprehensive earnings attributable to Lennar	$679,124	92,199	95,261
Comprehensive earnings (loss) attributable to noncontrolling interests	$(21,792)	20,345	25,198

See accompanying notes to consolidated financial statements.

 LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended November 30, 2012, 2011 and 2010

	2012	2011	2010
	(Dollars in thousands)
Cash flows from operating activities:
Net earnings (including net earnings (loss) attributable to noncontrolling interests)	$657,332	112,544	120,459
Adjustments to reconcile net earnings (including net earnings (loss) attributable to noncontrolling interests) to net cash provided by (used in) operating activities:
Depreciation and amortization	28,081	21,500	13,520
Amortization of discount/premium on debt, net	21,450	20,641	6,560
Lennar Homebuilding equity in loss from unconsolidated entities	26,676	62,716	10,966
Gain on distribution of net assets from Lennar Homebuilding unconsolidated entities	—	(62,320)	—
Distributions of earnings from Lennar Homebuilding unconsolidated entities	1,005	11,410	7,280
Rialto Investments equity in (earnings) loss from unconsolidated entities	(41,483)	7,914	(15,363)
Distributions of earnings from Rialto Investments unconsolidated entities	18,399	5,298	3,261
Shared based compensation expense	31,745	24,047	28,075
Tax benefit from share-based awards	22,544	—	—
Excess tax benefits from share-based awards	(10,814)	—	—
Deferred income tax benefit	(467,561)	—	—
Gain on retirement of Lennar Homebuilding debt	(988)	—	(19,384)
Loss on retirement of Lennar Homebuilding senior notes	6,510	—	11,714
Unrealized and realized gains on Rialto Investments real estate owned, net	(19,771)	(84,972)	(20,982)
Gain on sale of Rialto Investments commercial mortgage-backed securities	—	(4,743)	—
Impairments and charge-offs of Rialto Investments loans receivable and REO	37,248	21,972	—
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	16,647	53,330	54,511
Changes in assets and liabilities:
Decrease in restricted cash	3,841	4,496	5,137
(Increase) decrease in receivables	17,370	(132,258)	340,444
Increase in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	(563,051)	(38,903)	(115,247)
(Increase) decrease in other assets	(35,041)	(113,522)	28,269
Increase in Lennar Financial Services loans-held-for-sale	(202,916)	(61,444)	(64,130)
Increase (decrease) in accounts payable and other liabilities	28,129	(106,841)	(120,862)
Net cash (used in) provided by operating activities	(424,648)	(259,135)	274,228
Cash flows from investing activities:
Net additions of operating properties and equipment	(2,822)	(9,936)	(5,062)
Investments in and contributions to Lennar Homebuilding unconsolidated entities	(72,611)	(98,470)	(209,274)
Distributions of capital from Lennar Homebuilding unconsolidated entities	44,656	31,094	29,401
Investments in and contributions to Rialto Investments unconsolidated entities	(43,555)	(64,360)	(64,310)
Distributions of capital from Rialto Investments unconsolidated entities	83,368	14,063	—
Investments in and contributions to Rialto Investments consolidated entities (net of $93.3 million cash and cash equivalents consolidated)	—	—	(171,399)
Acquisition of Rialto Investment portfolios of distressed loans and real estate assets	—	—	(183,442)
Increase in Rialto Investments defeasance cash to retire notes payable	(4,427)	(118,077)	(101,309)
Receipts of principal payments on Rialto Investments loans receivable	81,648	74,888	33,923
Proceeds from sales of Rialto Investments real estate owned	183,883	91,034	16,853
Improvements to Rialto Investments real estate owned	(13,945)	(20,623)	(1,257)
Purchases of Lennar Homebuilding investments available-for-sale	(11,403)	—	—
Proceeds from sales of Lennar Homebuilding investments available-for-sale	14,486	—	—
Investments in commercial mortgage-backed securities	—	—	(19,447)
Proceeds from sale of investments in commercial mortgage-backed securities	—	11,127	—
(Increase) decrease in Lennar Financial Services loans held-for-investment, net	2,919	(234)	2,276
Purchases of Lennar Financial Services investment securities	(51,138)	(53,598)	(6,043)
Proceeds from maturities of Lennar Financial Services investments securities	34,232	6,938	5,719
Net cash provided by (used in) investing activities	245,291	(136,154)	(673,371)

See accompanying notes to consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
Years Ended November 30, 2012, 2011 and 2010

	2012	2011	2010
	(Dollars in thousands)
Cash flows from financing activities:
Net borrowings under Lennar Financial Services debt	$47,860	138,456	54,121
Proceeds from senior notes	750,000	—	247,323
Proceeds from convertible senior notes	50,000	350,000	722,500
Debt issuance costs of senior notes and convertible senior notes	(9,118)	(7,438)	(18,415)
Redemption of senior notes	—	(113,242)	(251,943)
Partial redemption of senior notes	(210,862)	—	(222,711)
Principal repayments on Rialto Investments notes payable	(191,221)	—	—
Proceeds from other borrowings	41,500	4,287	5,676
Principal payments on other borrowings	(97,891)	(136,147)	(141,505)
Exercise of land option contracts from an unconsolidated land investment venture	(50,396)	(40,964)	(39,301)
Receipts related to noncontrolling interests	1,659	5,822	14,088
Payments related to noncontrolling interests	(480)	(7,137)	(4,848)
Excess tax benefits from share-based awards	10,814	—	—
Common stock:
Issuances	32,174	6,751	2,238
Repurchases	(17,149)	(5,724)	(1,806)
Dividends	(30,394)	(29,906)	(29,577)
Net cash provided by financing activities	326,496	164,758	335,840
Net increase (decrease) in cash and cash equivalents	147,139	(230,531)	(63,303)
Cash and cash equivalents at beginning of year	1,163,604	1,394,135	1,457,438
Cash and cash equivalents at end of year	$1,310,743	1,163,604	1,394,135
Summary of cash and cash equivalents:
Lennar Homebuilding	$1,146,867	1,024,212	1,207,247
Lennar Financial Services	58,566	55,454	110,476
Rialto Investments	105,310	83,938	76,412
	$1,310,743	1,163,604	1,394,135
Supplemental disclosures of cash flow information:
Cash paid for interest, net of amounts capitalized	$108,879	99,904	77,277
Cash (paid) received for income taxes, net	$(26,687)	(12,020)	341,801
Supplemental disclosures of non-cash investing and financing activities:
Lennar Homebuilding:
Non-cash contributions to Lennar Homebuilding unconsolidated entities	$14,394	17,966	4,899
Non-cash distributions from Lennar Homebuilding unconsolidated entities	$—	126,444	59,283
Inventory acquired in satisfaction of other assets including investments available-for-sale	$103,114	—	—
Non-cash reclass from inventories to operating properties and equipment	$—	126,525	—
Non-cash purchases of investments available-for-sale	$12,520	—	—
Purchases of inventories and other assets financed by sellers	$89,063	67,809	22,758
Rialto Investments:
Purchases of portfolios of distressed loans and real estate assets financed by sellers	$—	—	125,395
Real estate owned acquired in satisfaction/partial satisfaction of loans receivable	$183,911	467,662	185,960
Notes payable and other liabilities assumed from loans receivable deficiency settlements	$—	16,152	—
Reductions in loans receivable from deficiency settlements	$3,068	5,274	—
Consolidations of newly formed or previously unconsolidated entities, net:
Receivables	$—	2	2,077
Loans receivable	$—	—	1,177,636
Inventories	$—	52,850	83,973
Investments in Lennar Homebuilding unconsolidated entities	$—	(28,573)	(50,953)
Investments in Rialto Investments consolidated entities	$—	—	(171,399)
Other assets	$—	2,443	68,013
Debts payable	$—	(14,702)	(688,360)
Other liabilities	$—	(9,427)	(14,526)
Noncontrolling interests	$—	(2,593)	(406,461)

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies
Basis of Consolidation
The accompanying consolidated financial statements include the accounts of Lennar Corporation and all subsidiaries, partnerships and other entities in which Lennar Corporation has a controlling interest and VIEs (see Note 15) in which Lennar Corporation is deemed the primary beneficiary (the “Company”). The Company’s investments in both unconsolidated entities in which a significant, but less than controlling, interest is held and in VIEs in which the Company is not deemed to be the primary beneficiary are accounted for by the equity method. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition
Revenues from sales of homes are recognized when the sales are closed and title passes to the new homeowner, the new homeowner’s initial and continuing investment is adequate to demonstrate a commitment to pay for the home, the new homeowner’s receivable is not subject to future subordination and the Company does not have a substantial continuing involvement with the new home. Revenues from sales of land are recognized when a significant down payment is received, the earnings process is complete, title passes and collectability of the receivable is reasonably assured. See Lennar Financial Services and Rialto Investments within this Note for disclosure of revenue recognition policies related to those segments.
Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs were $33.0 million, $41.2 million and $40.2 million, respectively, for the years ended November 30, 2012, 2011 and 2010.
Share-Based Payments
The Company has share-based awards outstanding under one plan which provides for the granting of stock options and stock appreciation rights and awards of restricted common stock (“nonvested shares”) to key officers, associates and directors. The exercise prices of stock options and stock appreciation rights may not be less than the market value of the common stock on the date of the grant. Exercises are permitted in installments determined when options are granted. Each stock option and stock appreciation right will expire on a date determined at the time of the grant, but not more than ten years after the date of the grant. The Company accounts for stock option awards and nonvested share awards granted under the plans based on the estimated grant date fair value.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Due to the short maturity period of cash equivalents, the carrying amounts of these instruments approximate their fair values. Cash and cash equivalents as of November 30, 2012 and 2011 included $193.0 million and $26.1 million, respectively, of cash held in escrow for approximately three days.
Restricted Cash
Restricted cash consists of customer deposits on home sales held in restricted accounts until title transfers to the homebuyer, as required by the state and local governments in which the homes were sold.
Inventories
Inventories are stated at cost unless the inventory within a community is determined to be impaired, in which case the impaired inventory is written down to fair value. Inventory costs include land, land development and home construction costs, real estate taxes, deposits on land purchase contracts and interest related to development and construction. Construction overhead and selling expenses are expensed as incurred. Homes held-for-sale are classified as inventories until delivered. Land, land development, amenities and other costs are accumulated by specific area and allocated to homes within the respective

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

areas. The Company reviews its inventory for indicators of impairment by evaluating each community during each reporting period. The inventory within each community is categorized as finished homes and construction in progress or land under development based on the development state of the community. There were 457 and 420 active communities, excluding unconsolidated entities, as of November 30, 2012 and 2011, respectively. If the undiscounted cash flows expected to be generated by a community are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such community to its estimated fair value.
In conducting its review for indicators of impairment on a community level, the Company evaluates, among other things, the margins on homes that have been delivered, margins on homes under sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales and the estimated fair value of the land itself. The Company pays particular attention to communities in which inventory is moving at a slower than anticipated absorption pace and communities whose average sales price and/or margins are trending downward and are anticipated to continue to trend downward. From this review, the Company identifies communities whose carrying values exceed their undiscounted cash flows.
The Company estimates the fair value of its communities using a discounted cash flow model. The projected cash flows for each community are significantly impacted by estimates related to market supply and demand, product type by community, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. Every division evaluates the historical performance of each of its communities as well as current trends in the market and economy impacting the community and its surrounding areas. These trends are analyzed for each of the estimates listed above. For example, since the start of the downturn in the housing market, the Company has found ways to reduce its construction costs in many communities, and this reduction in construction costs in addition to change in product type in many communities has impacted future estimated cash flows.
Each of the homebuilding markets in which the Company operates is unique, as homebuilding has historically been a local business driven by local market conditions and demographics. Each of the Company’s homebuilding markets has specific supply and demand relationships reflective of local economic conditions. The Company’s projected cash flows are impacted by many assumptions. Some of the most critical assumptions in the Company’s cash flow model are projected absorption pace for home sales, sales prices and costs to build and deliver homes on a community by community basis.
In order to arrive at the assumed absorption pace for home sales included in the Company’s cash flow model, the Company analyzes its historical absorption pace in the community as well as other comparable communities in the geographical area. In addition, the Company considers internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics, unemployment rates and availability of competing product in the geographic area where the community is located. When analyzing the Company’s historical absorption pace for home sales and corresponding internal and external market studies, the Company places greater emphasis on more current metrics and trends such as the absorption pace realized in its most recent quarters as well as forecasted population demographics, unemployment rates and availability of competing product. Generally, if the Company notices a variation from historical results over a span of two fiscal quarters, the Company considers such variation to be the establishment of a trend and adjusts its historical information accordingly in order to develop assumptions on the projected absorption pace in the cash flow model for a community.
In order to determine the assumed sales prices included in its cash flow models, the Company analyzes the historical sales prices realized on homes it delivered in the community and other comparable communities in the geographical area as well as the sales prices included in its current backlog for such communities. In addition, the Company considers internal and external market studies and trends, which generally include, but are not limited to, statistics on sales prices in neighboring communities and sales prices on similar products in non-neighboring communities in the geographic area where the community is located. When analyzing its historical sales prices and corresponding market studies, the Company also places greater emphasis on more current metrics and trends such as future forecasted sales prices in neighboring communities as well as future forecasted sales prices for similar products in non-neighboring communities. Generally, if the Company notices a variation from historical results over a span of two fiscal quarters, the Company considers such variation to be the establishment of a trend and adjusts its historical information accordingly in order to develop assumptions on the projected sales prices in the cash flow model for a community.
In order to arrive at the Company’s assumed costs to build and deliver homes, the Company generally assumes a cost structure reflecting contracts currently in place with its vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure. Costs assumed in the cash flow model for the Company’s communities are generally based on the rates the Company is currently obligated to pay under existing contracts with its vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Since the estimates and assumptions included in the Company’s cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions or strategies that may lead the Company to incur additional impairment charges in the future.
Using all available information, the Company calculates its best estimate of projected cash flows for each community. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change from market to market and community to community as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. The Company generally uses a discount rate of approximately 20%, subject to the perceived risks associated with the community’s cash flow streams relative to its inventory.
The Company estimates the fair value of inventory evaluated for impairment based on market conditions and assumptions made by management at the time the inventory is evaluated, which may differ materially from actual results if market conditions or assumptions change. For example, further market deterioration or changes in assumptions may lead to the Company incurring additional impairment charges on previously impaired inventory, as well as on inventory not currently impaired but for which indicators of impairment may arise if further market deterioration occurs.
For the year ended November 30, 2012, the Company reviewed each of its homebuilding communities for potential indicators and performed impaired 12 communities. The table below summarizes the most significant unobservable inputs used in the Company's discounted cash flow model to determine the fair value of its communities for which the Company recorded valuation adjustments during the year ended November 30, 2012:

Unobservable inputs	Range
Average selling price	$83,000	-	$340,000
Absorption rate per quarter (homes)	1	-	20
Discount rate	20%
The Company also has access to land inventory through option contracts, which generally enables the Company to defer acquiring portions of properties owned by third parties and unconsolidated entities until it has determined whether to exercise its option. A majority of the Company’s option contracts require a non-refundable cash deposit or irrevocable letter of credit based on a percentage of the purchase price of the land. The Company’s option contracts are recorded at cost. In determining whether to walk-away from an option contract, the Company evaluates the option primarily based upon its expected cash flows from the property under option. If the Company intends to walk away from an option contract, it records a charge to earnings in the period such decision is made for the deposit amount and any related pre-acquisition costs associated with the option contract.
See Note 2 for details of inventory valuation adjustments and write-offs of option deposits and pre-acquisition costs by reportable segment and Homebuilding Other.
Investments in Unconsolidated Entities
The Company evaluates its investments in unconsolidated entities for indicators of impairment during each reporting period. A series of operating losses of an investee or other factors may indicate that a decrease in value of the Company’s investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment’s carrying amount over its estimated fair value.
The evaluation of the Company’s investment in unconsolidated entities includes certain critical assumptions made by management: (1) projected future distributions from the unconsolidated entities, (2) discount rates applied to the future distributions and (3) various other quantitative and qualitative factors.
The Company’s assumptions on the projected future distributions from the unconsolidated entities are dependent on market conditions. Specifically, distributions are dependent on cash to be generated from the sale of inventory by the unconsolidated entities. Such inventory is also reviewed for potential impairment by the unconsolidated entities. The unconsolidated entities generally use a discount rate of approximately 20% in their reviews for impairment, subject to the perceived risks associated with the community’s cash flow streams relative to its inventory. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, the Company’s proportionate share is reflected in the Company's homebuilding equity in loss from unconsolidated entities with a corresponding decrease to its investment in unconsolidated entities. In certain instances, the Company may be required to record additional losses relating to its investment in

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unconsolidated entities, if the Company’s investment in the unconsolidated entity, or a portion thereof, is deemed to be other than temporarily impaired. These losses are included in Lennar Homebuilding other income, net.
Additionally, the Company considers various qualitative factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include age of the venture, stage in its life cycle, intent and ability for the Company to recover its investment in the entity, financial condition and long-term prospects of the entity, short-term liquidity needs of the unconsolidated entity, trends in the general economic environment of the land, profitability from homes delivered on land acquired by the Company from the joint venture, entitlement status of the land held by the unconsolidated entity, overall projected returns on investment, defaults under contracts with third parties (including bank debt), recoverability of the investment through future cash flows and relationships with the other partners and banks. If the Company believes that the decline in the fair value of the investment is temporary, then no impairment is recorded.
See Note 2 for details of valuation adjustments related to the Company’s unconsolidated entities by reportable segment and Homebuilding Other.
The Company tracks its share of cumulative earnings and distributions of its joint ventures (“JVs”). For purposes of classifying distributions received from JVs in the Company’s consolidated statements of cash flows, cumulative distributions are treated as returns on capital to the extent of cumulative earnings and included in the Company’s consolidated statements of cash flows as operating activities. Cumulative distributions in excess of the Company’s share of cumulative earnings are treated as returns of capital and included in the Company’s consolidated statements of cash flows as investing activities.
Consolidation of Variable Interest Entities
GAAP requires the consolidation of VIEs in which an enterprise has a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
The Company’s variable interest in VIEs may be in the form of (1) equity ownership, (2) contracts to purchase assets, (3) management services and development agreements between the Company and a VIE, (4) loans provided by the Company to a VIE or other partner and/or (5) guarantees provided by members to banks and other third parties. The Company examines specific criteria and uses its judgment when determining if it is the primary beneficiary of a VIE. Factors considered in determining whether the Company is the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE’s executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality between the Company and the other partner(s) and contracts to purchase assets from VIEs. The determination whether an entity is a VIE and, if so, whether the Company is primary beneficiary may require it to exercise significant judgment.
Generally, all major decision making in the Company’s joint ventures is shared between all partners. In particular, business plans and budgets are generally required to be unanimously approved by all partners. Usually, management and other fees earned by the Company are nominal and believed to be at market and there is no significant economic disproportionality between the Company and other partners. Generally, the Company purchases less than a majority of the JV’s assets and the purchase prices under its option contracts are believed to be at market.
Generally, Lennar Homebuilding unconsolidated entities become VIEs and consolidate when the other partner(s) lack the intent and financial wherewithal to remain in the entity. As a result, the Company continues to fund operations and debt paydowns through partner loans or substituted capital contributions.
Operating Properties and Equipment
Operating properties and equipment are recorded at cost and are included in other assets in the consolidated balance sheets. The assets are depreciated over their estimated useful lives using the straight-line method. At the time operating properties and equipment are disposed of, the asset and related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to earnings. The estimated useful life for operating properties is thirty years, for furniture, fixtures and equipment is two to ten years and for leasehold improvements is five years or the life of the lease, whichever is shorter. Operating properties are reviewed for possible impairment if there are indicators that their carrying amounts are not recoverable.
Investment Securities
Investment securities are classified as available-for-sale unless they are classified as trading or held-to-maturity. Securities classified as trading are carried at fair value and unrealized holding gains and losses are recorded in earnings.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available-for-sale securities are recorded at fair value. Any unrealized holding gains or losses on available-for-sale securities are reported as accumulated other comprehensive gain or loss, which is a separate component of stockholders’ equity, net of tax, until realized. Securities classified as held-to-maturity are carried at amortized cost because they are purchased with the intent and ability to hold to maturity.
At November 30, 2012 and 2011, the Lennar Homebuilding segment had available-for-sale securities totaling $19.6 million and $42.9 million, respectively, included in Lennar Homebuilding other assets, which consist primarily of investments in community development district bonds that mature in 2039. Certain of these bonds are in default by the borrower, which may allow the Company to foreclose on the underlying real estate collateral. At November 30, 2012 and 2011, the Lennar Financial Services segment had investment securities classified as held-to-maturity totaling $63.9 million and $48.9 million, respectively. The Lennar Financial Services held-to-maturity securities consist mainly of corporate bonds, certificates of deposit and U.S. treasury securities that mature at various dates within a year. In addition, at November 30, 2012 and 2011, the Rialto Investments (“Rialto”) segment had investment securities classified as held-to-maturity totaling $15.0 million and $14.1 million, respectively. The Rialto segment held-to-maturity securities consist of commercial mortgage-backed securities (“CMBS”). At November 30, 2012 and 2011, the Company had no investment securities classified as trading.
Derivative Financial Instruments
The Lennar Financial Services segment, in the normal course of business, uses derivative financial instruments to reduce its exposure to fluctuations in mortgage-related interest rates. The segment uses mortgage-backed securities (“MBS”) forward commitments, option contracts and investor commitments to protect the value of fixed rate-locked loan commitments and loans held-for-sale from fluctuations in mortgage-related interest rates. These derivative financial instruments are carried at fair value with the changes in fair value included in Lennar Financial Services revenues.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations. Evaluating goodwill for impairment involves the determination of the fair value of the Company’s reporting units in which the Company has recorded goodwill. A reporting unit is a component of an operating segment for which discrete financial information is available and reviewed by the Company’s management on a regular basis. Inherent in the determination of fair value of the Company’s reporting units are certain estimates and judgments, including the interpretation of current economic indicators and market valuations as well as the Company’s strategic plans with regard to its operations. To the extent additional information arises or the Company’s strategies change, it is possible that the Company’s conclusion regarding goodwill impairment could change, which could have an effect on the Company’s financial position and results of operations.
The Company reviews goodwill annually (or whenever indicators of impairment exist) for impairment. The Company evaluated the carrying value of the Lennar Financial Services segment’s goodwill in the fourth quarter of 2012. The Company estimated the fair value of its title operations based on the income approach and concluded that a goodwill impairment was not required for 2012. As of both November 30, 2012 and 2011, there were no material identifiable intangible assets, other than goodwill.
At both November 30, 2012 and 2011, accumulated goodwill impairments totaled $217.4 million, which includes $27.2 million and $190.2 million of previous Lennar Financial Services and Lennar Homebuilding goodwill impairment, respectively. At both November 30, 2012 and 2011, goodwill was $34.0 million, all of which relates to the Lennar Financial Services segment and is included in the assets of that segment.
Interest and Real Estate Taxes
Interest and real estate taxes attributable to land and homes are capitalized as inventories while they are being actively developed. Interest related to homebuilding and land, including interest costs relieved from inventories, is included in cost of homes sold and cost of land sold. Interest expense related to the Lennar Financial Services operations is included in its costs and expenses.
During the years ended November 30, 2012, 2011 and 2010, interest incurred by the Company’s homebuilding operations related to homebuilding debt was $222.0 million, $201.4 million and $181.5 million, respectively; interest capitalized into inventories was $127.7 million, $110.8 million and $111.1 million, respectively.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest expense was included in cost of homes sold, cost of land sold and other interest expense as follows:

	Years Ended November 30,
(In thousands)	2012	2011	2010
Interest expense in cost of homes sold	$85,125	70,705	71,473
Interest expense in cost of land sold	1,907	1,615	2,048
Other interest expense	94,353	90,650	70,425
Total interest expense	$181,385	162,970	143,946
Income Taxes
The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. Interest related to unrecognized tax benefits is recognized in the financial statements as a component of benefit for income taxes.
A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed each reporting period by the Company based on the more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring unused and tax planning alternatives.
During the year ended November 30, 2012, the Company concluded that it was more likely than not that the majority of its deferred tax assets would be utilized. This conclusion was based on a detailed evaluation of all relevant evidence, both positive and negative. The positive evidence included factors such as eleven consecutive quarters of earnings, the expectation of continued earnings and evidence of a sustained recovery in the housing markets that the Company operates. Such evidence is supported by the Company experiencing significant increases in key financial indicators, including new orders, revenues, gross margin, backlog, gross margin in backlog and deliveries compared with the prior year. The Company has restructured its corporate and field operations, significantly reducing its cost structure and permitting the Company to generate profits at a lower level of activity. Economic data has also been affirming the housing market recovery. Housing starts, homebuilding volume and prices are increasing and forecasted to continue to increase. Low mortgage rates, affordable home prices, reduced foreclosures, and a favorable home ownership to rental comparison continue to drive the recovery. Lastly, the Company projects to use the majority of its net operating losses in the allowable carryforward periods, and it has no history of net operating losses expiring unutilized.
The Company is required to use judgment in considering the relative impact of negative and positive evidence when determining the need for a valuation allowance for its deferred tax asset. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary. The most significant direct negative evidence that currently exists is that the Company currently is in a cumulative four-year loss position. However, the Company's cumulative four-year loss is declining significantly as a result of eleven consecutive quarters of profitability and based on the Company's current earnings level the Company will realize a majority of its deferred tax assets.
Based on the analysis of positive and negative evidence, the Company believes that there is enough positive evidence to overcome the Company's current cumulative loss position. Therefore, the Company concluded that it was more likely than not that the Company will realize its deferred tax assets, and reversed the majority of the valuation allowance established against its deferred tax assets during the year ended November 30, 2012.
Accordingly, the Company reversed $491.5 million of its valuation allowance against its deferred tax assets. Based on an analysis utilizing objectively verifiable evidence, it was not more likely than not that certain state net operating loss carryforwards would be utilized. As a result, the Company had a valuation allowance of $88.8 million against its deferred tax assets as of November 30, 2012, which is primarily related to state net operating loss carryforwards. The Company's deferred tax assets, net were $467.6 million at November 30, 2012, of which $474.9 million were deferred tax assets included in Lennar Homebuilding's other assets on the Company's consolidated balance sheets and $7.3 million were deferred tax liabilities

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

included in Lennar Financial Services segment's liabilities on the Company consolidated balance sheets. The valuation allowance against the Company's deferred tax assets was $576.9 million at November 30, 2011. During the year ended November 30, 2011, the Company recorded a reversal of the deferred tax asset valuation allowance of $32.6 million primarily due to net earnings generated during the year. As of November 30, 2011, the Company had no net deferred tax assets.
Product Warranty
Warranty and similar reserves for homes are established at an amount estimated to be adequate to cover potential costs for materials and labor with regard to warranty-type claims expected to be incurred subsequent to the delivery of a home. Reserves are determined based on historical data and trends with respect to similar product types and geographical areas. The Company regularly monitors the warranty reserve and makes adjustments to its pre-existing warranties in order to reflect changes in trends and historical data as information becomes available. Warranty reserves are included in Lennar Homebuilding other liabilities in the consolidated balance sheets. The activity in the Company’s warranty reserve was as follows:

	November 30,
(In thousands)	2012	2011
Warranty reserve, beginning of period	$88,120	109,179
Warranties issued during the period	35,912	26,489
Adjustments to pre-existing warranties from changes in estimates	6,004	7,182
Payments	(45,848)	(54,730)
Warranty reserve, end of period	$84,188	88,120
As of November 30, 2012, the Company has identified approximately 1,010 homes delivered in Florida primarily during its 2006 and 2007 fiscal years that are confirmed to have defective Chinese drywall and resulting damage. This represents a small percentage of homes the Company delivered nationally (1.2%) during those fiscal years. Defective Chinese drywall appears to be an industry-wide issue as other homebuilders have publicly disclosed that they have experienced similar issues with defective Chinese drywall.
Based on its efforts to date, the Company has not identified defective Chinese drywall in homes delivered by the Company outside of Florida. The Company is continuing its investigation of homes delivered during the relevant time period in order to determine whether there are additional homes, not yet inspected, with defective Chinese drywall and resulting damage. If the outcome of the Company’s inspections identifies more homes than the Company has estimated to have defective Chinese drywall, it might require an increase in the Company’s warranty reserve in the future. The Company has replaced defective Chinese drywall when it has been found in homes the Company has built.
Through November 30, 2012, the Company has accrued $82.2 million of warranty reserves related to homes confirmed as having defective Chinese drywall, as well as an estimate for homes not yet inspected that may contain Chinese drywall. No additional amount was accrued during the year ended November 30, 2012. As of November 30, 2012 and 2011, the warranty reserve, net of payments, was $2.9 million and $9.1 million, respectively. The Company has received, and continues to seek, reimbursement from its subcontractors, insurers and others for costs the Company has incurred or expects to incur to investigate and repair defective Chinese drywall and resulting damage. During the years ended November 30, 2012 and 2011, the Company received payments of $0.9 million and $6.7 million, respectively, through third party recoveries relative to the costs it has incurred and expects to incur remedying the homes confirmed and estimated to have defective Chinese drywall and resulting damage.
Self-Insurance
Certain insurable risks such as general liability, medical and workers’ compensation are self-insured by the Company up to certain limits. Undiscounted accruals for claims under the Company’s self-insurance program are based on claims filed and estimates for claims incurred but not yet reported. The Company’s self-insurance reserve as of November 30, 2012 and 2011 was $116.5 million and $112.5 million, respectively, of which $76.1 million and $75.4 million, respectively, was included in Lennar Financial Services’ other liabilities in the respective years. Amounts incurred in excess of the Company's self-insurance occurrence or aggregate retention limits are covered by insurance up to the Company's purchased coverage levels. The Company's insurance policies are maintained with highly-rated underwriters for whom the Company believes counterparty default risks is not significant.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings per Share
Basic earnings per share is computed by dividing net earnings attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company.
All outstanding nonvested shares that contain non-forfeitable rights to dividends or dividend equivalents that participate in undistributed earnings with common stock are considered participating securities and are included in computing earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and participation rights in undistributed earnings. The Company’s restricted common stock (“nonvested shares”) are considered participating securities.
Lennar Financial Services
Premiums from title insurance policies are recognized as revenue on the effective date of the policies. Escrow fees and loan origination revenues are recognized at the time the related real estate transactions are completed, usually upon the close of escrow. Expected gains and losses from the sale of loans and their related servicing rights are included in the measurement of all written loan commitments that are accounted for at fair value through earnings at the time of commitment. Interest income on loans held-for-sale and loans held-for-investment is recognized as earned over the terms of the mortgage loans based on the contractual interest rates.
Loans held-for-sale by the Lennar Financial Services segment are carried at fair value and changes in fair value are reflected in earnings. Premiums and discounts recorded on these loans are presented as an adjustment to the carrying amount of the loans and are not amortized. Management believes carrying loans held-for-sale at fair value improves financial reporting by mitigating volatility in reported earnings caused by measuring the fair value of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions.
In addition, the Lennar Financial Services segment recognizes the fair value of its rights to service a mortgage loan as revenue upon entering into an interest rate lock loan commitment with a borrower. The fair value of these servicing rights is included in the Company’s loans held-for-sale and Financial Services other assets as of November 30, 2012 and 2011. Fair value of the servicing rights is determined based on values in the Company’s servicing sales contracts. At November 30, 2012 and 2011, loans held-for-sale, all of which were accounted for at fair value, had an aggregate fair value of $502.3 million and $303.8 million, respectively, and an aggregate outstanding principal balance of $479.1 million and $292.2 million, respectively, at November 30, 2012 and 2011.
Substantially all of the loans the Lennar Financial Services segment originates are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis. After the loans are sold, the Company retains potential liability for possible claims by purchasers that it breached certain limited industry-standard representations and warranties in the loan sale agreement. During recent years there has been an increased industry-wide effort by purchasers to defray their losses in an unfavorable economic environment by purporting to have found inaccuracies related to sellers’ representations and warranties in particular loan sale agreements. The Company’s mortgage operations have established reserves for possible losses associated with mortgage loans previously originated and sold to investors. The Company establishes reserves for such possible losses based upon, among other things, an analysis of repurchase requests received, an estimate of potential repurchase claims not yet received and actual past repurchases and losses through the disposition of affected loans, as well as previous settlements. While the Company believes that it has adequately reserved for known losses and projected repurchase requests, given the volatility in the mortgage industry and the uncertainty regarding the ultimate resolution of these claims, if either actual repurchases or the losses incurred resolving those repurchases exceed the Company’s expectations, additional recourse expense may be incurred. Loan origination liabilities are included in Lennar Financial Services’ liabilities in the consolidated balance sheets. The activity in the Company’s loan origination liabilities was as follows:

	November 30,
(In thousands)	2012	2011
Loan origination liabilities, beginning of year	$6,050	9,872
Provision for losses during the year	1,062	366
Adjustments to pre-existing provisions for losses from changes in estimates	667	823
Payments/settlements (1)	(529)	(5,011)
Loan origination liabilities, end of year	$7,250	6,050

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)
Payments/settlements during the year ended November 30, 2011 include confidential settlements the Company paid to two of its largest investors, which settled all outstanding repurchase demands and certain potential future repurchase demands related to originations sold to them prior to 2009.

Adjustments to pre-existing provision for losses from changes in estimates for the years ended November 30, 2012 and 2011 include an adjustment for additional repurchase requests that were received beyond the estimated provision that was recorded due to an increase in potential issues identified by certain investors.
For Lennar Financial Services loans held-for-investment, net, a loan is deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Interest income is not accrued or recognized on impaired loans unless payment is received. Impaired loans are written-off if and when the loan is no longer secured by collateral. The total unpaid principal balance of the impaired loans as of November 30, 2012 and 2011 was $7.3 million and $8.8 million, respectively. At November 30, 2012, the recorded investment in the impaired loans with a valuation allowance was $2.9 million, net of an allowance of $4.4 million. At November 30, 2011, the recorded investment in the impaired loans with a valuation allowance was $3.7 million, net of an allowance of $5.1 million. The average recorded investment in impaired loans totaled approximately $3.3 million and $4.0 million, respectively, for the years ended November 30, 2012 and 2011.
Loans for which the Company has the positive intent and ability to hold to maturity consist of mortgage loans carried at lower of cost, net of unamortized discounts or fair value on a nonrecurring basis. Discounts are amortized over the estimated lives of the loans using the interest method.
The Lennar Financial Services segment also provides an allowance for loan losses. The provision recorded and the adequacy of the related allowance is determined by the Company’s management’s continuing evaluation of the loan portfolio in light of past loan loss experience, credit worthiness and nature of underlying collateral, present economic conditions and other factors considered relevant by the Company’s management. Anticipated changes in economic factors, which may influence the level of the allowance, are considered in the evaluation by the Company’s management when the likelihood of the changes can be reasonably determined. While the Company’s management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary as a result of future economic and other conditions that may be beyond management’s control.
Rialto Investments
Loans Receivable – Revenue Recognition
All of the acquired loans for which (1) there was evidence of credit quality deterioration since origination and (2) for which it was deemed probable that the Company would be unable to collect all contractually required principal and interest payments were accounted under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, (“ASC 310-30”). For loans accounted for under ASC 310-30, management determined upon acquisition the loan’s value based on due diligence on each of the loans, the underlying properties and the borrowers. The Company determined fair value by discounting the cash flows expected to be collected adjusted for factors that a market participant would consider when determining fair value. Factors considered in the valuation were projected cash flows for the loans, type of loan and related collateral, classification status and current discount rates. Since the estimates are based on projections, all estimates are subjective and can change due to unexpected changes in economic conditions and loan performance.
Under ASC 310-30, loans were pooled together according to common risk characteristics. A pool is then accounted for as a single asset with a single component interest rate and as aggregate expectation of cash flows. The excess of the cash flows expected to be collected over the cost of the loans acquired is referred to as the accretable yield and is recognized in interest income over the remaining life of the loans using the effective yield method. The difference between the contractually required payments and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference. This difference is neither accreted into income nor recorded on the Company’s consolidated balance sheets.
The Rialto segment periodically evaluates its estimate of cash flows expected to be collected on its portfolios. These evaluations require the continued use of key assumptions and estimates, similar to those used in the initial estimate of fair value of the loans to allocate purchase price. Subsequent changes in the estimated cash flows expected to be collected may result in changes in the accretable yield and nonaccretable difference or reclassifications from nonaccretable yield to accretable yield. Increases in the cash flows expected to be collected will generally result in an increase in interest income over the remaining life of the loan or pool of loans. Decreases in expected cash flows due to further deterioration will generally result in an impairment recognized as a provision for loan losses, resulting in an increase to the allowance for loan losses. Prepayments are

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

treated as a reduction of cash flows expected to be collected and a reduction of contractually required payments such that the nonaccretable difference is not affected.
Nonaccrual Loans- Revenue Recognition & Impairment
At November 30, 2012 and 2011, there were loans receivable with a carrying value of $40.3 million and $73.7 million, respectively, for which interest income was not being recognized as they were classified as nonaccrual. When forecasted principal and interest cannot be reasonably estimated at the loan acquisition date, management classifies the loan as nonaccrual and accounts for these assets in accordance with ASC 310-10, Receivable, (“ASC 310-10”). When a loan is classified as nonaccrual, any subsequent cash receipt is accounted for using the cost recovery method. In accordance with ASC 310-10, a loan is considered impaired when based on current information and events; it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected.
A provision for loan losses is recognized when the recorded investment in the loan is in excess of its fair value. The fair value of the loan is determined by using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral less estimated costs to sell.
Real Estate Owned
Real estate owned (“REO”) represents real estate that the Rialto segment has taken control or has effective control of in partial or full satisfaction of loans receivable. At the time of acquisition of a property through foreclosure of a loan, REO is recorded at fair value less estimated costs to sell if classified as held-for-sale or at fair value if classified as held-and-used, which becomes the property’s new basis. The fair values of these assets are determined in part by placing reliance on third party appraisals of the properties and/or internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third party appraisals and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for date of sale, location, property size, and other factors. Each REO is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular REO, the Company analyzes historical trends, including trends achieved by the Company's local homebuilding operations, if applicable, and current trends in the market and economy impacting the REO. Using available trend information, the Company then calculates its best estimate of fair value, which can include projected cash flows discounted at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams. These methods use unobservable inputs to develop fair value for the Company’s REO. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the Company's REO, the Company does not use a standard range of unobservable inputs with respect to its evaluation of REO. However, for operating properties within REO, the Company may also use estimated cash flows multiplied by a capitalization rate to determine the fair value of the property. For the year ended November 30, 2012, the capitalization rates used to estimate fair value ranged from 7% to 12% and varied based on the location of the asset, asset type and occupancy rates for the operating properties.
Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third party appraisals and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the Rialto segment from disposition of these assets. The amount by which the recorded investment in the loan is less than the REO’s fair value (net of estimated cost to sell if held-for-sale), is recorded as an unrealized gain upon foreclosure in the Company’s consolidated statement of operations. The amount by which the recorded investment in the loan is greater than the REO’s fair value (net of estimated cost to sell if held-for-sale) is generally recorded as a provision for loan losses in the Company’s consolidated statement of operations.
At times, the Company may foreclose on a loan from an accrual loan pool in which the removal of the loan does not cause an overall decrease in the expected cash flows of the loan pool, and as such, no provision for loan losses is required to be recorded. However, the amount by which the recorded investment in the loan is greater than the REO’s fair value (net of estimated cost to sell if held-for-sale) is recorded as an unrealized loss upon foreclosure.
Additionally, REO includes real estate which Rialto has purchased directly from financial institutions. These REOs are recorded at cost or allocated cost if purchased in a bulk transaction.
Subsequent to obtaining REO via foreclosure or directly from a financial institution, management periodically performs valuations using the methodologies described above such that the real estate is carried at the lower of its cost basis or current fair value, less estimated costs to sell if classified as held-for-sale, or at the lower of its cost basis or current fair value if classified as held-and-used. Any subsequent valuation adjustments, operating expenses or income, and gains and losses on disposition of such properties are also recognized in Rialto Investments other income, net. REO assets classified as held-and-used are depreciated using a useful life of forty years for commercial properties and twenty seven and a half years for

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

residential properties. REO assets classified as held-for-sale are not depreciated. Occasionally an asset will require certain improvements to yield a higher return. In accordance with ASC 970-340-25, Real Estate, construction costs incurred prior to acquisition or during development, including improvements of the asset, may be capitalized.
Consolidations of Variable Interest Entities
In 2010, the Rialto segment acquired indirectly 40% managing member equity interests in two limited liability companies (“LLCs”), in partnership with the FDIC. The Company determined that each of the LLCs met the definition of a VIE and that the Company was the primary beneficiary. In accordance with ASC 810-10-65-2, Consolidations, (“ASC 810-10-65-2”), the Company identified the activities that most significantly impact the LLCs’ economic performance and determined that it has the power to direct those activities. The economic performance of the LLCs is most significantly impacted by the performance of the LLCs’ portfolios of assets, which consisted primarily of distressed residential and commercial mortgage loans. Thus, the activities that most significantly impact the LLCs’ economic performance are the servicing and disposition of mortgage loans and real estate obtained through foreclosure of loans, restructuring of loans, or other planned activities associated with the monetizing of loans.
The FDIC does not have the unilateral power to terminate the Company’s role in managing the LLCs and servicing the loan portfolio. While the FDIC has the right to prevent certain types of transactions (i.e., bulk sales, selling assets with recourse back to the selling entity, selling assets with representations and warranties and financing the sales of assets without the FDIC’s approval), the FDIC does not have full voting or blocking rights over the LLCs’ activities, making their voting rights protective in nature, not substantive participating voting rights. Other than as described in the preceding sentence, which are not the primary activities of the LLCs, the Company can cause the LLCs to enter into both the disposition and restructuring of loans without any involvement of the FDIC. Additionally, the FDIC has no voting rights with regard to the operation/management of the operating properties that are acquired upon foreclosure of loans (e.g. REO) and no voting rights over the business plans of the LLCs. The FDIC can make suggestions regarding the business plans, but the Company can decide not to follow the FDIC’s suggestions and not to incorporate them in the business plans. Since the FDIC’s voting rights are protective in nature and not substantive participating voting rights, the Company has the power to direct the activities that most significantly impact the LLCs’ economic performance.
In accordance with ASC 810-10-65-2, the Company determined that it had an obligation to absorb losses of the LLCs that could potentially be significant to the LLCs or the right to receive benefits from the LLCs that could potentially be significant to the LLCs based on the following factors:

•
Rialto/Lennar owns 40% of the equity of the LLCs. The LLCs have issued notes to the FDIC totaling $626.9 million. The notes issued by the LLCs must be repaid before any distributions can be made with regard to the equity. Accordingly, the equity of the LLCs has the obligation to absorb losses of the LLCs up to the amount of the notes issued.

•	Rialto/Lennar has a management/servicer contract under which the Company earns a 0.5% servicing fee.

•	Rialto/Lennar has guaranteed, as the servicer, its obligations under the servicing agreement up to $10 million.
The Company is aware that the FDIC, as the owner of 60% of the equity of each of the LLCs, may also have an obligation to absorb losses of the LLCs that could potentially be significant to the LLCs. However, in accordance with ASC Topic 810-10-25-38A, only one enterprise, if any, is expected to be identified as the primary beneficiary of a VIE.
Since both criteria for consolidation in ASC 810-10-65-2 are met, the Company consolidated the LLCs.
New Accounting Pronouncements
In May 2011, the FASB issued ASU 2011-4, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-4”). ASU 2011-4 amends ASC 820, Fair Value Measurements, (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-4 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. The Company adopted ASU 2011-04 for its second quarter ended May 31, 2012. The adoption of ASU 2011-4 did not have a material effect on the Company’s consolidated financial statements, but did require certain additional disclosures.
In June 2011, the FASB issued ASU 2011-5, Presentation of Comprehensive Income, (“ASU 2011-5”). ASU 2011-5 requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-5 will be effective for the Company’s quarter ending February 28, 2013. The adoption of ASU 2011-5 is not expected to have a material effect on the Company’s consolidated financial statements, but will

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

require a change in the presentation of the Company’s comprehensive income from the notes of the consolidated financial statements, where it is currently disclosed, to the face of the consolidated financial statements.
In September 2011, the FASB issued ASU 2011-8, Testing Goodwill for Impairment, (“ASU 2011-8”), which amends the guidance in ASC 350-20, Intangibles – Goodwill and Other – Goodwill. Under ASU 2011-8, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. ASU 2011-8 will be effective for the Company’s fiscal year that began December 1, 2012. The adoption of ASU 2011-8 is not expected to have a material effect on the Company’s consolidated financial statements.
Reclassifications
Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 2012 presentation. These reclassifications had no impact on the Company’s results of operations.

2. Operating and Reporting Segments
The Company’s operating segments are aggregated into reportable segments, based primarily upon similar economic characteristics, geography and product type. The Company’s reportable segments consist of:

(1)	Homebuilding East

(2)	Homebuilding Central

(3)	Homebuilding West

(4)	Homebuilding Southeast Florida

(5)	Homebuilding Houston

(6)	Financial Services

(7)	Rialto Investments
Information about homebuilding activities in which the Company’s homebuilding activities are not economically similar to other states in the same geographic area is grouped under “Homebuilding Other,” which is not considered a reportable segment.
Evaluation of segment performance is based primarily on operating earnings (loss) before income taxes. Operations of the Company’s homebuilding segments primarily include the construction and sale of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through the Company’s unconsolidated entities. Operating earnings (loss) for the homebuilding segments consist of revenues generated from the sales of homes and land, equity in loss from unconsolidated entities and other income, net, less the cost of homes sold and land sold, selling, general and administrative expenses and other interest expense of the segment. The Company’s reportable homebuilding segments and all other homebuilding operations not required to be reported separately, have operations located in:
East: Florida(1), Georgia, Maryland, New Jersey, North Carolina, South Carolina and Virginia
Central: Arizona, Colorado and Texas(2)
West: California and Nevada
Southeast Florida: Southeast Florida
Houston: Houston, Texas
Other: Illinois, Minnesota, Oregon and Washington

(1)	Florida in the East reportable segment excludes Southeast Florida, which is its own reportable segment.

(2)	Texas in the Central reportable segment excludes Houston, Texas, which is its own reportable segment.
Operations of the Lennar Financial Services segment include primarily mortgage financing, title insurance and closing services for both buyers of the Company’s homes and others. Substantially all of the loans the Lennar Financial Services segment originates are sold within a short period in the secondary mortgage market on a servicing released, non-recourse basis. After the loans are sold, the Company retains potential liability for possible claims by purchasers that it breached certain limited industry-standard representations and warranties in the loan sale agreements. Lennar Financial Services’ operating earnings consist of revenues generated primarily from mortgage financing, title insurance and closing services, less the cost of such services and certain selling, general and administrative expenses incurred by the segment. The Lennar Financial Services segment operates generally in the same states as the Company’s homebuilding operations, as well as in other states.
Operations of the Rialto segment include sourcing, underwriting, pricing, managing and ultimately monetizing real estate and real estate related assets, as well as providing similar services to others in markets across the country. Rialto’s

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operating earnings consists of revenues generated primarily from accretable interest income associated with portfolios of real estate loans acquired in partnership with the FDIC and other portfolios of real estate loans and assets acquired, asset management, due diligence and underwriting fees derived from the segment's investment in the real estate investment fund managed by the Rialto segment ("Fund I"), fees for sub-advisory services, other income (expense), net, consisting primarily of gains upon foreclosure of real estate owned (“REO”) and gains on sale of REO, and equity in earnings (loss) from unconsolidated entities, less the costs incurred by the segment for managing portfolios, REO expenses and other general and administrative expenses.
Each reportable segment follows the same accounting policies described in Note 1—“Summary of Significant Accounting Policies” to the consolidated financial statements. Operational results of each segment are not necessarily indicative of the results that would have occurred had the segment been an independent, stand-alone entity during the periods presented.
Financial information relating to the Company’s operations was as follows:

	November 30,
(In thousands)	2012	2011
Assets:
Homebuilding East	$1,565,439	1,312,750
Homebuilding Central	729,300	681,859
Homebuilding West	2,396,515	2,169,503
Homebuilding Southeast Florida	603,360	604,415
Homebuilding Houston	273,605	230,076
Homebuilding Other	724,461	595,615
Rialto Investments (1)	1,647,360	1,897,148
Lennar Financial Services	912,995	739,755
Corporate and unallocated	1,509,171	923,550
Total assets	$10,362,206	9,154,671
Lennar Homebuilding investments in unconsolidated entities:
Homebuilding East	$18,114	15,690
Homebuilding Central	60,007	54,700
Homebuilding West	449,884	446,195
Homebuilding Southeast Florida	28,228	23,066
Homebuilding Houston	2,850	2,996
Homebuilding Other	6,277	3,113
Total Lennar Homebuilding investments in unconsolidated entities	$565,360	545,760
Rialto Investments’ investments in unconsolidated entities	$108,140	124,712
Financial Services goodwill	$34,046	34,046

(1)	Consists primarily of assets of consolidated VIEs (See Note 8).

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years Ended November 30,
(In thousands)	2012	2011	2010
Revenues:
Homebuilding East	$1,299,980	1,020,812	986,978
Homebuilding Central	506,388	365,257	357,732
Homebuilding West	697,289	540,863	683,490
Homebuilding Southeast Florida	367,641	239,608	131,091
Homebuilding Houston	471,623	341,710	365,938
Homebuilding Other	238,311	166,874	180,410
Lennar Financial Services	384,618	255,518	275,786
Rialto Investments	138,856	164,743	92,597
Total revenues (1)	$4,104,706	3,095,385	3,074,022
Operating earnings (loss):
Homebuilding East	$113,997	80,350	99,226
Homebuilding Central (2)	24,827	(31,168)	(25,912)
Homebuilding West (3)	(14,027)	26,050	(5,861)
Homebuilding Southeast Florida (4)	71,057	27,428	21,005
Homebuilding Houston	46,275	17,180	26,030
Homebuilding Other	10,972	(10,796)	(14,428)
Lennar Financial Services	84,782	20,729	31,284
Rialto Investments	11,569	63,457	57,307
Total operating earnings	349,452	193,230	188,651
Corporate general and administrative expenses	127,338	95,256	93,926
Earnings before income taxes	$222,114	97,974	94,725

(1)
Total revenues are net of sales incentives of $388.2 million ($28,300 per home delivered) for the year ended November 30, 2012, $361.7 million ($33,700 per home delivered) for the year ended November 30, 2011 and $356.5 million ($32,800 per home delivered) for the year ended November 30, 2010.

(2)	For the year ended November 30, 2011, operating loss includes $8.4 million of additional expenses associated with remedying pre-existing liabilities of a previously acquired company.

(3)
For the year ended November 30, 2012, operating earnings includes equity in loss from unconsolidated entities related primarily to the Company's share of operating losses of the Company's Lennar Homebuilding unconsolidated entities, which includes $12.1 million of the Company's share of valuation adjustments primarily related to asset sales at Lennar Homebuilding unconsolidated entities. For the year ended November 30, 2011, operating earnings include $37.5 million related to the receipt of a litigation settlement, as well as $15.4 million related to the Company’s share of a gain on debt extinguishment and the recognition of $10.0 million of deferred management fees related to management services previously performed by the Company for one of its Lennar Homebuilding unconsolidated entities (See Note 3).

(4)	For the year ended November 30, 2012, operating earnings include a $15.0 million gain on the sale of an operating property.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation adjustments and write-offs relating to the Company’s operations were as follows:

	Years Ended November 30,
(In thousands)	2012	2011	2010
Valuation adjustments to finished homes, CIP and land on which the Company intends to build homes:
East	$2,449	5,649	6,233
Central	331	13,685	9,205
West	5,229	7,784	7,139
Southeast Florida	3,640	5,621	4,434
Houston	130	520	219
Other	795	2,467	17,487
Total	12,574	35,726	44,717
Valuation adjustments to land the Company intends to sell or has sold to third parties:
East	133	101	120
Central	178	181	2,056
West	1	—	1,166
Southeast Florida	354	—	—
Houston	—	21	32
Other	—	153	62
Total	666	456	3,436
Write-offs of option deposits and pre-acquisition costs:
East	1,820	727	2,705
Central	181	785	—
West	232	172	400
Houston	—	95	—
Other	156	5	—
Total	2,389	1,784	3,105
Company’s share of valuation adjustments related to assets of unconsolidated entities:
East	61	3	229
Central	—	371	4,734
West (1) (2)	12,084	6,000	5,498
Other	—	2,495	—
Total	12,145	8,869	10,461
Valuation adjustments to investments of unconsolidated entities:
East (3)	18	8,412	760
West	—	2,077	975
Total	18	10,489	1,735
Write-offs of other receivables and other assets:
East	1,000	—	—
Central	—	69	—
Other	—	4,806	1,518
Total	1,000	4,875	1,518
Total valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	$28,792	62,199	64,972

(1)
For the year ended November 30, 2011, a $57.6 million valuation adjustment related to an asset distribution from a Lennar Homebuilding unconsolidated entity was not included because it resulted from a linked transaction where there was also a pre-tax gain of $62.3 million related to the distribution of assets of the unconsolidated entity. The valuation adjustment was included in Lennar Homebuilding equity in loss from unconsolidated entities and the pre-tax gain was included in Lennar Homebuilding other income (expense), net, for the year ended November 30, 2011.

(2)
For the year ended November 30, 2010, a $15.0 million valuation adjustment related to the assets of an unconsolidated entity was not included because it resulted from a linked transaction where there was also a pre-tax gain of $22.7 million related to a debt

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extinguishment. The net pre-tax gain of $7.7 million from the transaction was included in Lennar Homebuilding equity in loss from unconsolidated entities for the year ended November 30, 2010.

(3)
For the year ended November 30, 2011, the Company recorded a $0.1 million valuation adjustment related to a $29.8 million investment of a Lennar Homebuilding unconsolidated entity, which was the result of a linked transaction. The linked transaction resulted in a pre-tax gain of $38.6 million related to a debt extinguishment due to the Company’s purchase of the Lennar Homebuilding unconsolidated entity’s debt at a discount and a $38.7 million valuation adjustment of the Lennar Homebuilding unconsolidated entity’s inventory upon consolidation. The net pre-tax loss of $0.1 million was included in Lennar Homebuilding other income, net, for the year ended November 30, 2011.

During the year ended November 30, 2012, the Company recorded lower valuation adjustments than during the year ended November 30, 2011. Changes in market conditions and other specific developments may cause the Company to re-evaluate its strategy regarding certain assets that could result in further valuation adjustments and/or additional write-offs of option deposits and pre-acquisition costs due to abandonment of those options contracts.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years Ended November 30,
(In thousands)	2012	2011	2010
Lennar Homebuilding interest expense:
Homebuilding East	$60,026	52,327	48,361
Homebuilding Central	24,765	24,591	19,476
Homebuilding West	49,096	45,747	43,562
Homebuilding Southeast Florida	17,282	14,023	8,369
Homebuilding Houston	13,800	11,609	10,152
Homebuilding Other	16,416	14,673	14,026
Total Lennar Homebuilding interest expense	$181,385	162,970	143,946
Lennar Financial Services interest income, net	$3,697	2,830	1,710
Depreciation and amortization:
Homebuilding East	$6,039	6,458	5,418
Homebuilding Central	2,165	2,490	2,550
Homebuilding West	9,225	7,552	5,853
Homebuilding Southeast Florida	1,889	837	439
Homebuilding Houston	1,692	1,063	951
Homebuilding Other	3,228	2,714	198
Lennar Financial Services	2,863	2,903	3,507
Rialto Investments	6,998	2,707	134
Corporate and unallocated	23,294	14,441	16,560
Total depreciation and amortization	$57,393	41,165	35,610
Net additions (disposals) to operating properties and equipment:
Homebuilding East	$597	(259)	(115)
Homebuilding Central	114	39	83
Homebuilding West	724	7,807	4,006
Homebuilding Southeast Florida	4	38	(784)
Homebuilding Houston	—	—	35
Homebuilding Other	205	353	(941)
Lennar Financial Services	960	1,772	1,774
Rialto Investments	—	174	428
Corporate and unallocated	218	12	576
Total net additions to operating properties and equipment	$2,822	9,936	5,062
Lennar Homebuilding equity in earnings (loss) from unconsolidated entities
Homebuilding East	$542	(518)	(602)
Homebuilding Central	(514)	(922)	(4,727)
Homebuilding West (1)	(25,415)	(57,215)	(6,113)
Homebuilding Southeast Florida	(961)	(1,152)	(269)
Homebuilding Houston	(35)	46	766
Homebuilding Other	(293)	(2,955)	(21)
Total Lennar Homebuilding equity in loss from unconsolidated entities	$(26,676)	(62,716)	(10,966)
Rialto Investments equity in earnings (loss) from unconsolidated entities	$41,483	(7,914)	15,363

(1)
For the year ended November 30, 2011, equity in loss from unconsolidated entities includes a $57.6 million valuation adjustment related to an asset distribution from a Lennar Homebuilding unconsolidated entity that resulted from a linked transaction where there was also a pre-tax gain of $62.3 million related to the distribution of assets of the unconsolidated entity. The pre-tax gain of $62.3 million was included in Lennar Homebuilding other income, net for the year ended November 30, 2011.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Lennar Homebuilding Receivables

	November 30,
(In thousands)	2012	2011
Accounts receivable	$36,482	31,964
Mortgage and notes receivable	12,616	18,066
Income tax receivables	7,479	6,880
	56,577	56,910
Allowance for doubtful accounts	(2,832)	(2,933)
	$53,745	53,977
At November 30, 2012 and 2011, Lennar Homebuilding accounts receivable relates primarily to other receivables and rebates. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Mortgages and notes receivable arising from the sale of land are generally collateralized by the property sold to the buyer. Allowances are maintained for potential credit losses based on historical experience, present economic conditions and other factors considered relevant by the Company.

4. Lennar Homebuilding Investments in Unconsolidated Entities
Summarized condensed financial information on a combined 100% basis related to Lennar Homebuilding’s unconsolidated entities that are accounted for by the equity method was as follows:
Statements of Operations

	Years Ended November 30,
(In thousands)	2012	2011	2010
Revenues	$353,902	301,843	236,752
Costs and expenses	418,934	451,272	378,997
Other income	10,515	123,007	—
Net loss of unconsolidated entities (1)	$(54,517)	(26,422)	(142,245)
Lennar Homebuilding equity in loss from unconsolidated entities (2)	$(26,676)	(62,716)	(10,966)

(1)
The net loss of unconsolidated entities for the year ended November 30, 2010 was primarily related to valuation adjustments and operating losses recorded by the unconsolidated entities. The Company’s exposure to such losses was significantly lower as a result of its small ownership interests in the respective unconsolidated entities or its previous valuation adjustments recorded to its investments in unconsolidated entities.

(2)
For the year ended November 30, 2012, Lennar Homebuilding equity in loss includes $12.1 million of valuation adjustments related to asset sales at Lennar Homebuilding's unconsolidated entities. For the year ended November 30, 2011, Lennar Homebuilding equity in loss includes a $57.6 million valuation adjustment related to an asset distribution from a Lennar Homebuilding unconsolidated entity that resulted from a linked transaction where there was also a pre-tax gain of $62.3 million included in Lennar Homebuilding other income, net, related to the distribution of assets of the unconsolidated entity. In addition, for the year ended November 30, 2011, Lennar Homebuilding equity in loss from unconsolidated entities includes $8.9 million of valuation adjustments related to the assets of Lennar Homebuilding unconsolidated entities, offset by a $15.4 million gain related to the Company’s share of a $123.0 million gain on debt extinguishment at a Lennar Homebuilding unconsolidated entity. For the year ended November 30, 2010, the Company recorded a net pre-tax gain of $7.7 million from a transaction related to one of the Lennar Homebuilding unconsolidated entities. In addition, for the year ended November 30, 2010, Lennar Homebuilding equity in loss from unconsolidated entities includes $10.5 million of valuation adjustments related to the assets of Lennar Homebuilding unconsolidated entities.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balance Sheets

	November 30,
(In thousands)	2012	2011
Assets:
Cash and cash equivalents	$157,340	90,584
Inventories	2,792,064	2,895,241
Other assets	250,940	277,152
	$3,200,344	3,262,977
Liabilities and equity:
Account payable and other liabilities	$310,496	246,384
Debt	759,803	960,627
Equity	2,130,045	2,055,966
	$3,200,344	3,262,977
As of November 30, 2012 and 2011, the Company’s recorded investments in Lennar Homebuilding unconsolidated entities were $565.4 million and $545.8 million, respectively, while the underlying equity in Lennar Homebuilding unconsolidated entities partners’ net assets as of November 30, 2012 and 2011 was $681.6 million and $628.1 million, respectively. The basis difference is primarily as a result of the Company buying at a discount a partner's equity in a Lennar Homebuilding unconsolidated entity.
The Company’s partners generally are unrelated homebuilders, land owners/developers and financial or other strategic partners. The unconsolidated entities follow accounting principles that are in all material respects the same as those used by the Company. The Company shares in the profits and losses of these unconsolidated entities generally in accordance with its ownership interests. In many instances, the Company is appointed as the day-to-day manager under the direction of a management committee that has shared powers amongst the partners of the unconsolidated entities and receives management fees and/or reimbursement of expenses for performing this function. During the years ended November 30, 2012, 2011 and 2010, the Company received management fees and reimbursement of expenses from the unconsolidated entities totaling $21.0 million, $33.8 million and $21.0 million, respectively.
During 2011, a Lennar Homebuilding unconsolidated entity was restructured. As part of the restructuring, the development management agreement (the “Agreement”) between the Company and the unconsolidated entity was terminated and a general release agreement was executed whereby the Company was released from any and all obligations, except any future potential third-party claims, associated with the Agreement. As a result of the restructuring, the termination of the Agreement and the execution of the general release agreement, the Company recognized $10.0 million of deferred management fees related to management services previously performed by the Company prior to November 30, 2010. The Company is not providing any other services to the unconsolidated entity associated with the deferred management fees recognized.
The Company and/or its partners sometimes obtain options or enter into other arrangements under which the Company can purchase portions of the land held by the unconsolidated entities. Option prices are generally negotiated prices that approximate fair value when the Company receives the options. During the years ended November 30, 2012, 2011 and 2010, $130.3 million, $112.8 million and $86.3 million, respectively, of the unconsolidated entities’ revenues were from land sales to the Company. The Company does not include in its Lennar Homebuilding equity in loss from unconsolidated entities its pro rata share of unconsolidated entities’ earnings resulting from land sales to its homebuilding divisions. Instead, the Company accounts for those earnings as a reduction of the cost of purchasing the land from the unconsolidated entities. This in effect defers recognition of the Company’s share of the unconsolidated entities’ earnings related to these sales until the Company delivers a home and title passes to a third-party homebuyer.
In fiscal 2007, the Company sold a portfolio of land to a strategic land investment venture with Morgan Stanley Real Estate Fund II, L.P., an affiliate of Morgan Stanley & Co., Inc., in which the Company has a 20% ownership interest and 50% voting rights. Due to the Company’s continuing involvement, the transaction did not qualify as a sale by the Company under GAAP; thus, the inventory has remained on the Company’s consolidated balance sheet in consolidated inventory not owned. As of November 30, 2012 and 2011, the portfolio of land (including land development costs) of $264.9 million and $372.0 million, respectively, is reflected as inventory in the summarized condensed financial information related to Lennar Homebuilding’s unconsolidated entities.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Lennar Homebuilding unconsolidated entities in which the Company has investments usually finance their activities with a combination of partner equity and debt financing. In some instances, the Company and its partners have guaranteed debt of certain unconsolidated entities.
The summary of the Company’s net recourse exposure related to the Lennar Homebuilding unconsolidated entities in which the Company has investments was as follows:

	November 30,
(In thousands)	2012	2011
Several recourse debt - repayment	$48,020	62,408
Joint and several recourse debt - repayment	18,695	46,292
The Company’s maximum recourse exposure	66,715	108,700
Less: joint and several reimbursement agreements with the Company’s partners	(16,826)	(33,795)
The Company’s net recourse exposure	$49,889	74,905
During the year ended November 30, 2012, the Company's maximum recourse exposure related to indebtedness of Lennar Homebuilding unconsolidated entities decreased by $42.0 million, as a result of $15.4 million paid by the Company primarily through capital contributions to unconsolidated entities and $30.2 million primarily related to the joint ventures selling assets and other transactions, partially offset by an increase in recourse debt related to a joint venture.
Indebtedness of a Lennar Homebuilding unconsolidated entity is secured by its own assets. Some Lennar Homebuilding unconsolidated entities own multiple properties and other assets. There is no cross collateralization of debt to different unconsolidated entities. The Company also does not use its investment in one unconsolidated entity as collateral for the debt in another unconsolidated entity or commingle funds among Lennar Homebuilding’s unconsolidated entities.
In connection with loans to a Lennar Homebuilding unconsolidated entity, the Company and its partners often guarantee to a lender either jointly and severally or on a several basis, any, or all of the following: (I) the completion of the development, in whole or in part, (ii) indemnification of the lender from environmental issues, (iii) indemnification of the lender from “bad boy acts” of the unconsolidated entity (or full recourse liability in the event of unauthorized transfer or bankruptcy) and (iv) that the loan to value and/or loan to cost will not exceed a certain percentage (maintenance or remargining guarantee) or that a percentage of the outstanding loan will be repaid (repayment guarantee).
In connection with loans to a Lennar Homebuilding unconsolidated entity where there is a joint and several guarantee, the Company generally has a reimbursement agreement with its partner. The reimbursement agreement provides that neither party is responsible for more than its proportionate share of the guarantee. However, if the Lennar Homebuilding’s joint venture partner does not have adequate financial resources to meet its obligations under the reimbursement agreement, the Company may be liable for more than its proportionate share, up to its maximum recourse exposure, which is the full amount covered by the joint and several guarantee.
If the joint ventures are unable to reduce their debt, where there is recourse to the Company, through the sale of inventory or other means, then the Company and its partners may be required to contribute capital to the joint ventures.
The recourse debt exposure in the previous table represents the Company’s maximum recourse exposure to loss from guarantees and does not take into account the underlying value of the collateral or the other assets of the borrowers that are available to repay the debt or to reimburse the Company for any payments on its guarantees. The Lennar Homebuilding unconsolidated entities that have recourse debt have significant amount of assets and equity. The summarized balance sheets of the Lennar Homebuilding’s unconsolidated entities with recourse debt were as follows:

	November 30,
(In thousands)	2012	2011
Assets	$1,843,163	1,865,144
Liabilities	$765,295	815,815
Equity	$1,077,868	1,049,329
In addition, in most instances in which the Company has guaranteed debt of a Lennar Homebuilding unconsolidated entity, the Company’s partners have also guaranteed that debt and are required to contribute their share of the guarantee payments. Some of the Company’s guarantees are repayment guarantees and some are maintenance guarantees. In a repayment guarantee, the Company and its venture partners guarantee repayment of a portion or all of the debt in the event of default

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

before the lender would have to exercise its rights against the collateral. In the event of default, if the Company’s venture partner does not have adequate financial resources to meet its obligations under the reimbursement agreement, the Company may be liable for more than its proportionate share, up to its maximum recourse exposure, which is the full amount covered by the joint and several guarantee. The maintenance guarantees only apply if the value or the collateral (generally land and improvements) is less than a specified percentage of the loan balance. If the Company is required to make a payment under a maintenance guarantee to bring the value of the collateral above the specified percentage of the remaining loan balance, the payment would constitute a capital contribution or loan to the Lennar Homebuilding unconsolidated entity and increase the Company’s investment in the unconsolidated entity and its share of any funds the unconsolidated entity distributes. As of November 30, 2012, the Company does not have any maintenance guarantees related to its Lennar Homebuilding unconsolidated entities.
In connection with many of the loans to Lennar Homebuilding unconsolidated entities, the Company and its joint venture partners (or entities related to them) have been required to give guarantees of completion to the lenders. Those completion guarantees may require that the guarantors complete the construction of the improvements for which the financing was obtained. If the construction is to be done in phases, the guarantee generally is limited to completing only the phases as to which construction has already commenced and for which loan proceeds were used.
During the year ended November 30, 2012, there were other loan paydowns relating to recourse debt of $5.7 million. During the year ended November 30, 2011, there were: (1) payments of $1.7 million under the Company’s maintenance guarantees, and (2) other loan paydowns of $16.3 million, a portion of which related to amounts paid under the Company’s repayment guarantees. During the years ended November 30, 2012 and 2011, there were no payments under completion guarantees. Payments made to, or on behalf of, the Company’s unconsolidated entities, including payment made under guarantees, are recorded primarily as capital contributions to the Company’s Lennar Homebuilding unconsolidated entities.
As of November 30, 2012, the fair values of the repayment guarantees and completion guarantees were not material. The Company believes that as of November 30, 2012, in the event it becomes legally obligated to perform under a guarantee of the obligation of a Lennar Homebuilding unconsolidated entity due to a triggering event under a guarantee, most of the time the collateral should be sufficient to repay at least a significant portion of the obligation or the Company and its partners would contribute additional capital into the venture. In certain instances, the Company has placed performance letters of credit and surety bonds with municipalities for its joint ventures (see Note 6).
The total debt of the Lennar Homebuilding unconsolidated entities in which the Company has investments was as follows:

	November 30,
(Dollars In thousands)	2012	2011
The Company’s net recourse exposure	$49,889	74,905
Reimbursement agreements from partners	16,826	33,795
The Company’s maximum recourse exposure	$66,715	108,700
Non-recourse bank debt and other debt (partner’s share of several recourse)	$114,900	149,937
Non-recourse land seller debt or other debt	26,340	26,391
Non-recourse debt with completion guarantees	458,418	441,770
Non-recourse debt without completion guarantees	93,430	233,829
Non-recourse debt to the Company	693,088	851,927
Total debt	$759,803	960,627
The Company’s maximum recourse exposure as a % of total JV debt	9%	11%

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Operating Properties and Equipment

	November 30,
(In thousands)	2012	2011
Operating properties (1)	$333,577	338,743
Leasehold improvements	29,363	27,143
Furniture, fixtures and equipment	29,671	30,154
	392,611	396,040
Accumulated depreciation and amortization	(78,990)	(76,795)
	$313,621	319,245

(1)	Operating properties primarily include multi-level residential buildings that have been converted to rental operations.
Operating properties and equipment are included in other assets in the consolidated balance sheets.

6. Lennar Homebuilding Senior Notes and Other Debts Payable

	November 30,
(Dollars in thousands)	2012	2011
5.95% senior notes due 2013	$62,932	266,855
5.50% senior notes due 2014	249,294	248,967
5.60% senior notes due 2015	500,769	500,999
6.50% senior notes due 2016	249,851	249,819
4.75% senior notes due 2017	400,000	—
12.25% senior notes due 2017	394,457	393,700
6.95% senior notes due 2018	247,873	247,598
2.00% convertible senior notes due 2020	276,500	276,500
2.75% convertible senior notes due 2020	401,787	388,417
3.25% convertible senior notes due 2021	400,000	350,000
4.750% senior notes due 2022	350,000	—
Mortgages notes on land and other debt	471,588	439,904
	$4,005,051	3,362,759
In 2012, the Company entered into a 3-year unsecured revolving credit facility (the "Credit Facility") with certain financial institutions that expires in May 2015. As of November 30, 2012, the maximum aggregate commitment under the Credit Facility was $525 million, of which $500 million is committed and $25 million is available through an accordion feature, subject to additional commitments. As of November 30, 2012, the Company had no outstanding borrowings under the Credit Facility. At November 30, 2012, the Company had a $150 million Letter of Credit and Reimbursement Agreement (“LC Agreement”) with certain financial institutions, which may be increased to $200 million, but for which there are currently no commitments for the additional $50 million. At November 30, 2012, the Company also had a $50 million Letter of Credit and Reimbursement Agreement with certain financial institutions that has a $50 million accordion for which there are currently no commitments and the Company also has a $200 million Letter of Credit Facility with a financial institution. The Company believes it was in compliance with its debt covenants at November 30, 2012.
The Company’s performance letters of credit outstanding were $107.5 million and $68.0 million, respectively, at November 30, 2012 and 2011. The Company’s financial letters of credit outstanding were $204.7 million and $199.3 million, respectively, at November 30, 2012 and 2011. Performance letters of credit are generally posted with regulatory bodies to guarantee the Company’s performance of certain development and construction activities, and financial letters of credit are generally posted in lieu of cash deposits on option contracts, for insurance risks, credit enhancements and as other collateral. Additionally, at November 30, 2012, the Company had outstanding performance and surety bonds related to site improvements at various projects (including certain projects in the Company’s joint ventures) of $606.5 million. Although significant development and construction activities have been completed related to these site improvements, these bonds are generally not released until all development and construction activities are completed. As of November 30, 2012, there were approximately

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$347.8 million, or 57%, of costs to complete related to these site improvements. The Company does not presently anticipate any draws upon these bonds, but if any such draws occur, the Company does not believe they would have a material effect on its financial position, results of operations or cash flows.
In October 2012, the Company issued $350 million aggregate principal amount of 4.750% senior notes due 2022 (the "4.750% Senior Notes") at a price of 100% in a private placement. Proceeds from the offering, after payment of expenses, were $346.0 million. The Company used the net proceeds of the sale of the 4.750% Senior Notes for working capital and general corporate purposes. Interest on the 4.750% Senior Notes is due semi-annually beginning May 15, 2013. The 4.750% Senior Notes are unsecured and unsubordinated, but are guaranteed by substantially all of the Company's wholly owned homebuilding subsidiaries. At November 30, 2012, the carrying amount of the 4.750% Senior Notes was $350.0 million.
In July and August 2012, the Company issued a combined $400 million aggregate principal amount of 4.75% senior notes due 2017 (the "4.75% Senior Notes") at a price of 100% in a private placement. Proceeds from the offering, after payment of expenses, were $395.9 million. The Company used a portion of the net proceeds of the sale of the 4.75% Senior Notes to fund purchases pursuant to its tender offer for its 5.95% senior notes due 2013 ("5.95% Senior Notes"). The Company used the remaining net proceeds of the sale of the 4.75% Senior Notes for working capital and general corporate purposes. Interest on the 4.75% Senior Notes is due semi-annually beginning October 15, 2012. The 4.75% Senior Notes are unsecured and unsubordinated, but are guaranteed by substantially all of the Company's wholly owned homebuilding subsidiaries. At November 30, 2012, the carrying amount of the 4.75% Senior Notes was $400.0 million.
In November 2011, the Company issued $350 million aggregate principal amount of 3.25% convertible senior notes due 2021 (the "3.25% Convertible Senior Notes"). In December 2011, the initial purchasers of the 3.25% Convertible Senior Notes purchased an additional $50.0 million aggregate principal amount to cover over-allotments. Proceeds from the offerings, after payment of expenses, were $342.6 million and $49.0 million, respectively. At November 30, 2012 and 2011, the carrying and principal amount of the 3.25% Convertible Senior Notes was $400.0 million and $350.0 million, respectively. The 3.25% Convertible Senior Notes are convertible into shares of Class A common stock at any time prior to maturity or redemption at the initial conversion rate of 42.5555 shares of Class A common stock per $1,000 principal amount of the 3.25% Convertible Senior Notes or 17,022,200 Class A common shares if all the 3.25% Convertible Senior Notes are converted, which is equivalent to an initial conversion price of approximately $23.50 per share of Class A common stock, subject to anti-dilution adjustments. The shares are included in the calculation of diluted earnings per share. Holders of the 3.25% Convertible Senior Notes have the right to require the Company to repurchase them for cash equal to 100% of their principal amount, plus accrued but unpaid interest on November 15, 2016. The Company has the right to redeem the 3.25% Convertible Senior Notes at any time on or after November 20, 2016 for 100% of their principal amount, plus accrued but unpaid interest. Interest on the 3.25% Convertible Senior Notes is due semi-annually beginning May 15, 2012. The 3.25% Convertible Senior Notes are unsecured and unsubordinated, but are guaranteed by substantially all of the Company’s wholly-owned homebuilding subsidiaries.
In November 2010, the Company issued $446 million of 2.75% convertible senior notes due 2020 (the “2.75% Convertible Senior Notes”) at a price of 100% in a private placement. Proceeds from the offering, after payment of expenses, were $436.4 million. The net proceeds were used for general corporate purposes, including repayments or repurchases of existing senior notes or other indebtedness. The 2.75% Convertible Senior Notes are convertible into cash, shares of Class A common stock or a combination of both, at the Company’s election. However, it is the Company’s intent to settle the face value of the 2.75% Convertible Senior Notes in cash. Holders may convert the 2.75% Convertible Senior Notes at the initial conversion rate of 45.1794 shares of Class A common stock per $1,000 principal amount or 20,150,012 Class A common shares if all the 2.75% Convertible Senior Notes are converted, which is equivalent to an initial conversion price of approximately $22.13 per share of Class A common stock, subject to anti-dilution adjustments. For the year ended November 30, 2011, the shares were not included in the calculation of diluted earnings per share primarily because it is the Company’s intent to settle the face value of the 2.75% Convertible Senior Notes in cash and the Company’s stock price did not exceed the conversion price. For the year ended November 30, 2012, the Company's volume weighted average stock price was $28.12, which exceeded the conversion price, thus 4.0 million shares were included in the calculation of diluted earnings per share.
Holders of the 2.75% Convertible Senior Notes have the right to convert them, during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the Company’s Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day. Holders of the 2.75% Convertible Senior Notes have the right to require the Company to repurchase them for cash equal to 100% of their principal amount, plus accrued but unpaid interest, on December 15, 2015. The Company has the right to redeem the 2.75% Convertible Senior Notes at any time on or after December 20, 2015 for 100% of their principal amount, plus accrued but unpaid interest. Interest on the 2.75% Convertible Senior Notes is due semi-annually beginning June 15, 2011. The 2.75% Convertible Senior Notes are unsecured and unsubordinated, but are currently guaranteed by substantially all of the Company’s wholly-owned homebuilding subsidiaries.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For its 2.75% Convertible Senior Notes, the Company will be required to pay contingent interest with regard to any interest period beginning with the interest period commencing December 20, 2015 and ending June 14, 2016, and for each subsequent six-month period commencing on an interest payment date to, but excluding, the next interest payment date, if the average trading price of the 2.75% Convertible Senior Notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of the applicable interest period exceeds 120% of the principal amount of the 2.75% Convertible Senior Notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable interest period will equal 0.75% per year of the average trading price of such $1,000 principal amount of 2.75% Convertible Senior Notes during the five trading day reference period.
Certain provisions under ASC Topic 470, Debt, require the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s non-convertible debt borrowing rate. The Company has applied these provisions to its 2.75% Convertible Senior Notes. The Company estimated the fair value of the 2.75% Convertible Senior Notes using similar debt instruments at issuance that did not have a conversion feature and allocated the residual value to an equity component that represents the estimated fair value of the conversion feature at issuance. The debt discount of the 2.75% Convertible Senior Notes is being amortized over five years and the annual effective interest rate is 7.1% after giving effect to the amortization of the discount and deferred financing costs. At both November 30, 2012 and 2011, the principal amount of the 2.75% Convertible Senior Notes was $446.0 million. At November 30, 2012 and 2011, the carrying amount of the equity component included in stockholders’ equity was $44.2 million and $57.6 million, respectively, and the net carrying amount of the 2.75% Convertible Senior Notes included in Lennar Homebuilding senior notes and other debts payable was $401.8 million and $388.4 million, respectively. During the years ended November 30, 2012 and 2011, the amount of interest recognized relating to both the contractual interest and amortization of the discount was $25.6 million and $24.8 million, respectively.
In May 2010, the Company issued $250 million of 6.95% senior notes due 2018 (the “6.95% Senior Notes”) at a price of 98.929% in a private placement. Proceeds from the offering, after payment of initial purchaser’s discount and expenses, were $243.9 million. The Company used the net proceeds of the sale of the 6.95% Senior Notes to fund purchases pursuant to its tender offer for its 5.125% senior notes due October 2010, its 5.95% senior notes due 2011 and its 5.95% senior notes due 2013. Interest on the 6.95% Senior Notes is due semi-annually beginning December 1, 2010. The 6.95% Senior Notes are unsecured and unsubordinated, but are currently guaranteed by substantially all of the Company’s wholly-owned homebuilding subsidiaries. Subsequently, most of the privately placed 6.95% Senior Notes were exchanged for substantially identical 6.95% senior notes that had been registered under the Securities Act of 1933. At November 30, 2012 and 2011, the carrying amount of the 6.95% Senior Notes was $247.9 million and $247.6 million, respectively.
In May 2010, the Company issued $276.5 million of 2.00% convertible senior notes due 2020 (the “2.00% Convertible Senior Notes”) at a price of 100% in a private placement. Proceeds from the offering, after payment of expenses, were $271.2 million. The net proceeds were to be used for general corporate purposes, including repayments or repurchases of existing senior notes or other indebtedness. The 2.00% Convertible Senior Notes are convertible into shares of Class A common stock at the initial conversion rate of 36.1827 shares of Class A common stock per $1,000 principal amount of the 2.00% Convertible Senior Notes or 10,004,517 Class A common shares if all the 2.00% Convertible Senior Notes are converted, which is equivalent to an initial conversion price of approximately $27.64 per share of Class A common stock, subject to anti-dilution adjustments. The shares are included in the calculation of diluted earnings per share. Holders of the 2.00% Convertible Senior Notes have the right to require the Company to repurchase them for cash equal to 100% of their principal amount, plus accrued but unpaid interest, on each of December 1, 2013 and December 1, 2015. The Company has the right to redeem the 2.00% Convertible Senior Notes at any time on or after December 1, 2013 for 100% of their principal amount, plus accrued but unpaid interest. Interest on the 2.00% Convertible Senior Notes is due semi-annually beginning December 1, 2010. The 2.00% Convertible Senior Notes are unsecured and unsubordinated, but are currently guaranteed by substantially all of the Company’s wholly-owned homebuilding subsidiaries. At both November 30, 2012 and 2011, the carrying amount of the 2.00% Convertible Senior Notes was $276.5 million.
For its 2.00% Convertible Senior Notes, the Company will be required to pay contingent interest with regard to any interest period commencing with the six-month interest period beginning December 1, 2013, if the average trading price of the 2.00% Convertible Senior Notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the 2.00% Convertible Senior Notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable six-month interest period will equal 0.50% per year of the average trading price of such $1,000 principal amount of 2.00% Convertible Senior Notes during the five trading-day reference period.
In April 2009, the Company sold $400 million of 12.25% senior notes due 2017 (the “12.25% Senior Notes”) at a price of 98.098% in a private placement and were subsequently exchanged for substantially identical 12.25% Senior Notes that had been registered under the Securities Act of 1933. Proceeds from the offering, after payment of initial purchaser’s discount

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and expenses, were $386.7 million. The Company added the proceeds to its working capital to be used for general corporate purposes, which included the repayment or repurchase of its near-term maturities or of debt of its joint ventures that it has guaranteed. Interest on the 12.25% Senior Notes is due semi-annually. The 12.25% Senior Notes are unsecured and unsubordinated, but are currently guaranteed by substantially all of the Company’s wholly-owned homebuilding subsidiaries. At November 30, 2012 and 2011, the carrying amount of the 12.25% Senior Notes was $394.5 million and $393.7 million, respectively.
In April 2006, the Company sold $250 million of 5.95% senior notes due October 2011 (the “5.95% Senior Notes due 2011") at a price of 99.766% in a private placement and were subsequently exchanged for substantially identical 5.95% Senior Notes due 2011 that had been registered under the Securities Act of 1933. During the years ended November 30, 2010 and 2009, the Company redeemed $131.8 million (including amount redeemed through the tender offer) and $5.0 million, respectively, of the 5.95% senior notes due 2011. In October 2011, the Company retired the remaining $113.2 million of its 5.95% senior notes due 2011 for 100% of the outstanding principal amount plus accrued and unpaid interest as of the maturity date.
In April 2006, the Company sold $250 million of 6.50% senior notes due 2016 (the “6.50% Senior Notes due 2016”) at a price of 99.873%, in a private placement and were subsequently exchanged for identical 6.50% Senior Notes due 2016 that had been registered under the Securities Act of 1933. Proceeds from the offering of the 6.50% Senior Notes due 2016, after initial purchaser’s discount and expenses, were $248.9 million. The Company added the proceeds to its working capital to be used for general corporate purposes. Interest on the 6.50% Senior Notes due 2016 is due semi-annually. The 6.50% Senior Notes due 2016 are unsecured and unsubordinated, but are currently guaranteed by substantially all of the Company’s wholly-owned homebuilding subsidiaries. At November 30, 2012 and 2011, the carrying amount of the 6.50% Senior Notes due 2016 was $249.9 million and $249.8 million, respectively.
In April 2005, the Company sold $300 million of 5.60% Senior Notes due 2015 (the “5.60% Senior Notes”) at a price of 99.771%. Proceeds from the offering, after initial purchaser’s discount and expenses, were $297.5 million. In July 2005, the Company sold $200 million of 5.60% Senior Notes due 2015 at a price of 101.407%. The 5.60% Senior Notes were the same issue as the 5.60% Senior Notes the Company sold in April 2005. Proceeds from the offering, after initial purchaser’s discount and expenses, were $203.9 million. The Company added the proceeds of both offerings to its working capital to be used for general corporate purposes. Interest on the 5.60% Senior Notes is due semi-annually. The 5.60% Senior Notes are unsecured and unsubordinated. Currently, substantially all of the Company’s wholly-owned homebuilding subsidiaries are guaranteeing the 5.60% Senior Notes. The 5.60% Senior Notes were subsequently exchanged for identical 5.60% Senior Notes that had been registered under the Securities Act of 1933. At November 30, 2012 and 2011, the carrying amount of the 5.60% Senior Notes sold in April and July 2005 was $500.8 million and $501.0 million, respectively.
In August 2004, the Company sold $250 million of 5.50% senior notes due 2014 (the “5.50% Senior Notes”) at a price of 98.842% in a private placement. Proceeds from the offering, after initial purchaser’s discount and expenses, were $245.5 million. The Company used the proceeds to repay borrowings under its Credit Facility. Interest on the 5.50% Senior Notes is due semi-annually. The 5.50% Senior Notes are unsecured and unsubordinated. Currently, substantially all of the Company’s wholly-owned homebuilding subsidiaries are guaranteeing the 5.50% Senior Notes. At November 30, 2012 and 2011, the carrying value of the 5.50% Senior Notes was $249.3 million and $249.0 million, respectively.
In February 2003, the Company issued $350 million of 5.95% senior notes due 2013 (the “5.95% Senior Notes”) at a price of 98.287%. Currently, substantially all of the Company’s wholly-owned homebuilding subsidiaries are guaranteeing the 5.95% Senior Notes. During the year ended November 30, 2012, the Company repurchased $204.7 million aggregate principal amount of its 5.95% Senior Notes through a tender offer, resulting in a pre-tax loss of $6.5 million, included in Lennar Homebuilding other income, net. During the year ended November 30, 2010, the Company redeemed $82.3 million (including amount redeemed through the tender offer) of the 5.95% Senior Notes due 2013. At November 30, 2012 and 2011, the carrying amount of the 5.95% Senior Notes was $62.9 million and $266.9 million, respectively.
At November 30, 2012, the Company had mortgage notes on land and other debt due at various dates through 2028 bearing interest at rates up to 9.0% with an average interest rate of 3.9%. At November 30, 2012 and 2011, the carrying amount of the mortgage notes on land and other debt was $471.6 million and $439.9 million, respectively. During the year ended November 30, 2012, the Company retired $97.9 million of mortgage notes on land and other debt. During the year ended November 30, 2011, the Company retired $135.7 million of mortgage notes on land and other debt.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minimum aggregate principal maturities of senior notes and other debts payable during the five years subsequent to November 30, 2012 and thereafter are as follows:

(In thousands)	Debt Maturities (1)
2013	$224,595
2014	353,869
2015	593,420
2016	317,011
2017	405,207
Thereafter	2,110,949
(1) Some of the debt maturities included in these amounts relate to convertible senior notes that are putable to the Company at earlier dates than in this table, as described in the detail description of each of the convertible senior notes.

7. Lennar Financial Services Segment
The assets and liabilities related to the Lennar Financial Services segment were as follows:

	November 30,
(In thousands)	2012	2011
Assets:
Cash and cash equivalents	$58,566	55,454
Restricted cash	12,972	16,319
Receivables, net (1)	172,230	220,546
Loans held-for-sale (2)	502,318	303,780
Loans held-for-investment, net	23,982	24,262
Investments held-to-maturity	63,924	48,860
Goodwill	34,046	34,046
Other (3)	44,957	36,488
	$912,995	739,755
Liabilities:
Notes and other debts payable	$457,994	410,134
Other (4)	172,978	152,601
	$630,972	562,735

(1)	Receivables, net, primarily relate to loans sold to investors for which the Company had not yet been paid as of November 30, 2012 and 2011, respectively.

(2)	Loans held-for-sale relate to unsold loans carried at fair value.

(3)	Other assets include mortgage loan commitments carried at fair value of $12.7 million and $4.2 million, respectively, as of November 30, 2012 and 2011.

(4)
Other liabilities include $76.1 million and $75.4 million, respectively, of certain of the Company’s self-insurance reserves related to general liability and workers’ compensation. Other liabilities also include forward contracts carried at fair value of $2.6 million and $1.4 million as of November 30, 2012 and 2011.

At November 30, 2012, the Lennar Financial Services segment had a 364-day warehouse repurchase facility with a maximum aggregate commitment of $150 million and an additional uncommitted amount of $50 million that matures in February 2013, a 364-day warehouse repurchase facility with a maximum aggregate commitment of $250 million that matures in July 2013, and a 364-day warehouse repurchase facility with a maximum aggregate commitment of $150 million (plus a $100 million temporary accordion feature that expired December 31, 2012) and a 364-day warehouse facility with a maximum aggregate commitment of $60 million, both of which mature in November 2013. As of November 30, 2012, the maximum aggregate commitment and uncommitted amount under these facilities totaled $710 million and $50 million, respectively.
The Lennar Financial Services segment uses these facilities to finance its lending activities until the mortgage loans are sold to investors and expects the facilities to be renewed or replaced with other facilities when they mature. Borrowings

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the facilities and their prior year predecessors were $458.0 million and $410.1 million, respectively, at November 30, 2012 and 2011, and were collateralized by mortgage loans and receivables on loans sold to investors but not yet paid for with outstanding principal balances of $509.1 million and $431.6 million, respectively, at November 30, 2012 and 2011. The combined effective interest rate on the facilities at November 30, 2012 was 2.9%. If the facilities are not renewed, the borrowings under the lines of credit will be paid off by selling the mortgage loans held-for-sale to investors and by collecting on receivables on loans sold but not yet paid. Without the facilities, the Lennar Financial Services segment would have to use cash from operations and other funding sources to finance its lending activities.

8. Rialto Investment Segment
The assets and liabilities related to the Rialto segment were as follows:

	November 30,
(In thousands)	2012	2011
Assets:
Cash and cash equivalents	$105,310	83,938
Defeasance cash to retire notes payable	223,813	219,386
Loans receivable, net	436,535	713,354
Real estate owned - held-for-sale	134,161	143,677
Real estate owned - held-and-used, net	601,022	582,111
Investments in unconsolidated entities	108,140	124,712
Investments held-to-maturity	15,012	14,096
Other	23,367	15,874
	$1,647,360	1,897,148
Liabilities:
Notes payable	$574,480	765,541
Other	26,122	30,579
	$600,602	796,120
Rialto’s operating earnings were as follows for the periods indicated:

	Years Ended November 30,
(In thousands)	2012	2011	2010
Revenues	$138,856	164,743	92,597
Costs and expenses	138,990	132,583	67,904
Rialto Investments equity in earnings (loss) from unconsolidated entities	41,483	(7,914)	15,363
Rialto Investments other income (expense), net	(29,780)	39,211	17,251
Operating earnings (1)	$11,569	63,457	57,307

(1)
Operating earnings for the years ended November 30, 2012, 2011 and 2010 includes ($14.4) million, $28.9 million and $33.2 million, respectively, of net earnings (loss) attributable to noncontrolling interests.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a detail of Rialto Investments other income (expense), net for the periods indicated:

	Years Ended November 30,
(In thousands)	2012	2011	2010
Realized gains (losses) on REO sales	$21,649	6,035	2,893
Unrealized gains (losses) on transfer of loans receivable to REO	(11,160)	70,779	18,089
REO expenses	(56,745)	(49,531)	(3,902)
Rental income	16,476	7,185	171
Gain on sale of investment securities	—	4,743	—
Rialto Investments other income (expense), net	$(29,780)	39,211	17,251
Loans Receivable
In February 2010, the Rialto segment acquired indirectly 40% managing member equity interests in two limited liability companies (“LLCs”), in partnership with the FDIC, for approximately $243 million (net of transaction costs and a $22 million working capital reserve). The LLCs hold performing and non-performing loans formerly owned by 22 failed financial institutions and when the Rialto segment acquired its interests in the LLCs, the two portfolios consisted of approximately 5,500 distressed residential and commercial real estate loans (“FDIC Portfolios”). The FDIC retained a 60% equity interest in the LLCs and provided $626.9 million of financing with 0% interest, which are non-recourse to the Company and the LLCs. In accordance with GAAP, interest has not been imputed because the notes are with, and guaranteed by, a governmental agency. The notes are secured by the loans held by the LLCs. Additionally, if the LLCs exceed expectations and meet certain internal rate of return and distribution thresholds, the Company’s equity interest in the LLCs could be reduced from 40% down to 30%, with a corresponding increase to the FDIC’s equity interest from 60% up to 70%. As of November 30, 2012 and 2011, the notes payable balance was $470.0 million and $626.9 million, respectively; however, as of November 30, 2012 and 2011, $223.8 million and $219.4 million, respectively, of cash collections on loans in excess of expenses were deposited in a defeasance account, established for the repayment of the notes payable, under the agreement with the FDIC. The funds in the defeasance account will be used to retire the notes payable upon their maturity. During the year ended November 30, 2012, the LLCs retired $156.9 million principal amount of the notes payable under the agreement with the FDIC through the defeasance account.
The LLCs met the accounting definition of VIEs and since the Company was determined to be the primary beneficiary, the Company consolidated the LLCs. The Company was determined to be the primary beneficiary because it has the power to direct the activities of the LLCs that most significantly impact the LLCs’ performance through its management and servicer contracts. At November 30, 2012, these consolidated LLCs had total combined assets and liabilities of $1.2 billion and $0.5 billion, respectively. At November 30, 2011, these consolidated LLCs had total combined assets and liabilities of $1.4 billion and $0.7 billion, respectively.
In September 2010, the Rialto segment acquired approximately 400 distressed residential and commercial real estate loans (“Bank Portfolios”) and over 300 REO properties from three financial institutions. The Company paid $310.0 million for the distressed real estate and real estate related assets of which $124 million was financed through a 5-year senior unsecured note provided by one of the selling institutions. During the year ended November 30, 2012, the Company retired $33.0 million principal amount of the 5-year senior unsecured note.
The following table displays the loans receivable by aggregate collateral type:

	November 30,
(In thousands)	2012	2011
Land	$216,095	348,234
Single family homes	93,207	152,265
Commercial properties	96,226	172,799
Multi-family homes	12,776	28,108
Other	18,231	11,948
Loans receivable	$436,535	713,354

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With regards to loans accounted for under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, (“ASC 310-30”), the Rialto segment estimated the cash flows, at acquisition, it expected to collect on the FDIC Portfolios and Bank Portfolios. In accordance with ASC 310-30, the difference between the contractually required payments and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference. This difference is neither accreted into income nor recorded on the Company’s consolidated balance sheets. The excess of cash flows expected to be collected over the cost of the loans acquired is referred to as the accretable yield and is recognized in interest income over the remaining life of the loans using the effective yield method.
The Rialto segment periodically evaluates its estimate of cash flows expected to be collected on its FDIC Portfolios and Bank Portfolios. These evaluations require the continued use of key assumptions and estimates, similar to those used in the initial estimate of fair value of the loans to allocate purchase price. Subsequent changes in the estimated cash flows expected to be collected may result in changes in the accretable yield and nonaccretable difference or reclassifications from nonaccretable yield to accretable yield. Increases in the cash flows expected to be collected will generally result in an increase in interest income over the remaining life of the loan or pool of loans. Decreases in expected cash flows due to further credit deterioration will generally result in an impairment charge recognized as a provision for loan losses, resulting in an increase to the allowance for loan losses.
The outstanding balance and carrying value of loans accounted for under ASC 310-30 was as follows:

	November 30,
(In thousands)	2012	2011
Outstanding principal balance	$812,187	1,331,094
Carrying value	$396,200	639,642
The activity in the accretable yield for the FDIC Portfolios and Bank Portfolios for the years ended November 30, 2012 and 2011 was as follows:

	November 30,
(In thousands)	2012	2011
Accretable yield, beginning of year	$209,480	396,311
Additions	65,151	16,173
Deletions	(88,333)	(92,416)
Accretions	(73,399)	(110,588)
Accretable yield, end of year	$112,899	209,480
Additions primarily represent reclasses from nonaccretable yield to accretable yield on the portfolios. Deletions represent loan impairments and disposal of loans, which includes foreclosure of underlying collateral and result in the removal of the loans from the accretable yield portfolios.
When forecasted principal and interest cannot be reasonably estimated at the loan acquisition date, management classifies the loan as nonaccrual and accounts for these assets in accordance with ASC 310-10, Receivables (“ASC 310-10”). When a loan is classified as nonaccrual, any subsequent cash receipt is accounted for using the cost recovery method. In accordance with ASC 310-10, a loan is considered impaired when based on current information and events it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Although these loans met the definition of ASC 310-10, these loans were not considered impaired relative to the Company’s recorded investment at the time of the acquisition since they were acquired at a substantial discount to their unpaid principal balance. A provision for loan losses is recognized when the recorded investment in the loan is in excess of its fair value. The fair value of the loan is determined by using either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral less estimated costs to sell.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents nonaccrual loans in the FDIC Portfolios and Bank Portfolios accounted for under ASC 310-10 aggregated by collateral type:
November 30, 2012

		Recorded Investment
(In thousands)	Unpaid Principal Balance	With Allowance	Without Allowance	Total Recorded Investment
Land	$23,163	4,983	2,844	7,827
Single family homes	18,966	8,311	2,244	10,555
Commercial properties	35,996	1,006	20,947	21,953
Loans receivable	$78,125	14,300	26,035	40,335
November 30, 2011

		Recorded Investment
(In thousands)	Unpaid Principal Balance	With Allowance	Without Allowance	Total Recorded Investment
Land	$75,557	—	24,692	24,692
Single family homes	55,377	1,956	13,235	15,191
Commercial properties	48,293	2,660	24,434	27,094
Multi-family homes	16,750	—	6,735	6,735
Other	405	—	—	—
Loans receivable	$196,382	4,616	69,096	73,712
The average recorded investment in impaired loans totaled approximately $57 million and $163 million, respectively, for the years ended November 30, 2012 and 2011.
The loans receivable portfolios consist of loans acquired at a discount. Based on the nature of these loans, the portfolios are managed by assessing the risks related to the likelihood of collection of payments from borrowers and guarantors, as well as monitoring the value of the underlying collateral. The following are the risk categories for the loans receivable portfolios:
Accrual — Loans in which forecasted cash flows under the loan agreement, as it might be modified from time to time, can be reasonably estimated at the date of acquisition. The risk associated with loans in this category relates to the possible default by the borrower with respect to principal and interest payments and/or the possible decline in value of the underlying collateral and thus, both could cause a decline in the forecasted cash flows used to determine accretable yield income and the recognition of an impairment through an allowance for loan losses. As of November 30, 2012, the Company had an allowance on these loans of $12.2 million. During the year ended November 30, 2012, the Company recorded $18.7 million of provision for loan losses offset by charge-offs of $6.5 million upon foreclosure of the loans. As of November 30, 2011, the Company did not have an allowance for losses against accrual loans.
Nonaccrual — Loans in which forecasted principal and interest could not be reasonably estimated at the date of acquisition. Although the Company believes the recorded investment balance will ultimately be realized, the risk of nonaccrual loans relates to a decline in the value of the collateral securing the outstanding obligation and the recognition of an impairment through an allowance for loan losses if the recorded investment in the loan exceeds the fair value of the collateral less estimated cost to sell. As of November 30, 2012 and 2011, the Company had $3.7 million and $0.8 million, respectively, of allowance on these loans. During the year ended November 30, 2012 and 2011, the Company recorded $9.3 million and $13.8 million, respectively, of provision for loan losses offset by charge-offs of $6.4 million and $13.0 million, respectively, upon foreclosure of the loans.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrual and nonaccrual loans receivable by risk categories were as follows:
November 30, 2012

(In thousands)	Accrual	Nonaccrual	Total
Land	$208,268	7,827	216,095
Single family homes	82,652	10,555	93,207
Commercial properties	74,273	21,953	96,226
Multi-family homes	12,776	—	12,776
Other	18,231	—	18,231
Loans receivable	$396,200	40,335	436,535
November 30, 2011

(In thousands)	Accrual	Nonaccrual	Total
Land	$323,542	24,692	348,234
Single family homes	137,074	15,191	152,265
Commercial properties	145,705	27,094	172,799
Multi-family homes	21,373	6,735	28,108
Other	11,948	—	11,948
Loans receivable	$639,642	73,712	713,354
In order to assess the risk associated with each risk category, the Rialto segment evaluates the forecasted cash flows and the value of the underlying collateral securing loans receivable on a quarterly basis or when an event occurs that suggests a decline in the collaterals’ fair value.
Real Estate Owned
The acquisition of properties acquired through, or in lieu of, loan foreclosure are reported within the consolidated balance sheets as REO held-and-used, net and REO held-for-sale. When a property is determined to be held-and-used, the asset is recorded at fair value and depreciated over its useful life using the straight line method. When certain criteria set forth in ASC Topic 360, Property, Plant and Equipment, are met; the property is classified as held-for-sale. When a real estate asset is classified as held-for-sale, the property is recorded at the lower of its cost basis or fair value less estimated costs to sell. The fair values of REO held-for-sale are determined in part by placing reliance on third party appraisals of the properties and/or internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity.
The following tables present the activity in REO for the years ended November 30, 2012 and 2011:

	November 30,
(In thousands)	2012	2011
REO - held-for-sale, beginning of year	$143,677	250,286
Additions	9,987	452,943
Improvements	9,605	20,623
Sales	(161,253)	(84,999)
Impairments	(2,579)	(1,545)
Transfers to/from held-and-used, net (1)	146,059	(489,705)
Transfers to Lennar Homebuilding	(11,335)	(3,926)
REO - held-for-sale, end of year	$134,161	143,677

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	November 30,
(In thousands)	2012	2011
REO - held-and-used, net, beginning of year	$582,111	7,818
Additions	175,114	93,650
Improvements	4,340	—
Sales	(981)	—
Impairments	(6,703)	(6,612)
Depreciation	(6,800)	(2,450)
Transfers to/from held-for-sale (1)	(146,059)	489,705
REO - held-and-used, net, end of year	$601,022	582,111

(1)
During the years ended November 30, 2012 and 2011, the Rialto segment transferred certain properties to/from REO held-and-used, net to/from REO held-for-sale as a result of changes made in the disposition strategy of the real estate assets.

For the years ended November 30, 2012, 2011 and 2010, the Company recorded $21.6 million, $6.0 million, and $2.9 million, respectively, of gains from sales of REO. For the years ended November 30, 2012, 2011, and 2010, the Company recorded ($1.9) million, $78.9 million, and $18.1 million, respectively, of gains (losses) from acquisitions of REO through foreclosure. These gains are recorded in Rialto Investments other income (expense), net.
Investments
In 2010, the Rialto segment invested in approximately $43 million of non-investment grade commercial mortgage-backed securities (“CMBS”) for $19.4 million, representing a 55% discount to par value. These securities bear interest at a coupon rate of 4% and have a stated and assumed final distribution date of November 2020 and a stated maturity date of October 2057. The Rialto segment reviews changes in estimated cash flows periodically, to determine if other-than-temporary impairment has occurred on its investment securities. Based on the Rialto segment’s assessment, no impairment charges were recorded during the years ended November 30, 2012, 2011 and 2010. During the year ended November 30, 2011, the Rialto segment sold a portion of its CMBS for $11.1 million, resulting in a gain on sale of CMBS of $4.7 million. The carrying value of the investment securities at November 30, 2012 and 2011 was $15.0 million and $14.1 million, respectively. The Rialto segment classified these securities as held-to-maturity based on its intent and ability to hold the securities until maturity.
In a CMBS transaction, monthly interest received from all of the pooled loans is paid to the investors, starting with those investors holding the highest rated bonds and progressing in an order of seniority based on the class of security. Based on the aforementioned, the principal and interest repayments of a particular class are dependent upon collections on the underlying mortgages, which are affected by prepayments, extensions and defaults.
In addition to the acquisition and management of the FDIC and Bank portfolios, an affiliate in the Rialto segment was a sub-advisor to the AllianceBernstein L.P. (“AB”) fund formed under the Federal government’s Public-Private Investment Program (“PPIP”) to purchase real estate related securities from banks and other financial institutions. The sub-advisor received management fees for sub-advisory services. The Company committed to invest $75 million of the total equity commitments of approximately $1.2 billion made by private investors in this fund, and the U.S. Treasury had committed to a matching amount of approximately $1.2 billion of equity in the fund, as well as agreed to extend up to approximately $2.3 billion of debt financing. During the year ended November 30, 2012, the Company contributed $1.9 million and received distributions of $87.6 million. Of the distributions received during the year ended November 30, 2012, $83.5 million related to the unwinding of the AB PPIP fund's operations. The Company also earned $9.1 million in fees from the segment's role as a sub-advisor to the AB PPIP fund, which were included in the Rialto Investments revenue. At the end of 2012, the AB PPIP fund finalized the last sales of the underlying securities in the fund and made substantially all of the final liquidating distributions to the partners, including the Company. As the Company’s role as sub-advisor to the AB PPIP fund has been completed, no further management fees will be received for these services. During the year ended November 30, 2011, the Company invested $3.7 million, in the AB PPIP fund. As of November 30, 2012 and 2011, the carrying value of the Company’s investment in the AB PPIP fund was $0.2 million and $65.2 million, respectively.
Another subsidiary in the Rialto segment also has approximately a 5% investment in a service and infrastructure provider to the residential home loan market (the “Service Provider”), which provides services to the consolidated LLCs, among others. As of November 30, 2012 and 2011, the carrying value of the Company’s investment in the Service Provider was $8.4 million and $8.8 million, respectively.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2010, the Rialto segment completed its first closing of Fund I with initial equity commitments of approximately $300 million (including $75 million committed and contributed by the Company). Fund I’s objective during its three-year investment period is to invest in distressed real estate assets and other related investments that fit within Fund I’s investment parameters.
As of November 30, 2012, the equity commitments of Fund I were $700 million (including the $75 million committed and contributed by the Company). All capital commitments have been called and funded. Fund I is closed to additional commitments. During the year ended November 30, 2012, the Company contributed $41.7 million of which $13.9 million was distributed back to the Company as a return of capital contributions due to a securitization within Fund I. During the year ended November 30, 2011, the Company contributed $60.6 million of which $13.4 million was distributed back to the Company as a return of excess capital contributions as a result of new investors in Fund I. As of November 30, 2012 and 2011, the carrying value of the Company’s investment in Fund I was $98.9 million and $50.1 million, respectively. During the year ended November 30, 2011, Fund I acquired distressed real estate asset portfolios and invested in CMBS at a discount to par value. For the years ended November 30, 2012 and 2011, the Company’s share of earnings from Fund I was $21.0 million and $2.9 million, respectively.
Fund I is an unconsolidated entity and is accounted for under the equity method of accounting. Fund I was determined to have the attributes of an investment company in accordance with ASC Topic 946, Financial Services – Investment Companies, the attributes of which are different from the attributes that would cause a company to be an investment company for purposes of the Investment Company Act of 1940. As a result, Fund I’s assets and liabilities are recorded at fair value with increases/decreases in fair value recorded in the statement of operations of Fund I, the Company’s share of which will be recorded in the Rialto Investments equity in earnings (loss) from unconsolidated entities financial statement line item. The Company determined that Fund I is not a variable interest entity but rather a voting interest entity due to the following factors:

•	The Company determined that Rialto’s general partner interest and all the limited partners’ interests qualify as equity investment at risk.

•
Based on the capital structure of Fund I (100% capitalized via equity contributions), the Company was able to conclude that the equity investment at risk was sufficient to allow Fund I to finance its activities without additional subordinated financial support.

•
The general partner and the limited partners in Fund I, collectively, have full decision-making ability as they collectively have the power to direct the activities of Fund I, due to the fact that Rialto, in addition to being a general partner with a substantive equity investment in Fund I, also provides services to Fund I under a management agreement and an investment agreement, which are not separable from Rialto’s general partnership interest.

•
As a result of all these factors, the Company has concluded that the power to direct the activities of Fund I reside in its general partnership interest and thus with the holders of the equity investment at risk.

•
In addition, there are no guaranteed returns provided to the equity investors and the equity contributions are fully subjected to Fund I’s operational results, thus the equity investors absorb the expected negative and positive variability relative to Fund I.

•
Finally, substantially all of the activities of Fund I are not conducted on behalf of any individual investor or related group that has disproportionately few voting rights (i.e., on behalf of any individual limited partner).

Having concluded that Fund I is a voting interest entity, the Company evaluated Fund I under the voting interest entity model to determine whether, as general partner, it has control over Fund I. The Company determined that it does not control Fund I as its general partner, because the unaffiliated limited partners have substantial kick-out rights and can remove Rialto as general partner at any time for cause or without cause through a simple majority vote of the limited partners. In addition, there are no significant barriers to the exercise of these rights. As a result of determining that the Company does not control Fund I under the voting interest entity model, Fund I is not consolidated in the Company’s financial statements.
In December 2012, the Rialto segment completed the first closing of the Rialto Real Estate Fund II, LP (“Fund II”) with initial equity commitments of approximately $260 million, including $100 million committed by the Company. No cash was funded at the time of closing. Fund II’s objective during its three-year investment period is to invest in distressed real estate assets and other related investments that fit within Fund II’s investment parameters.
Summarized condensed financial information on a combined 100% basis related to Rialto’s investments in unconsolidated entities that are accounted for by the equity method was as follows:

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balance Sheets

	November 30,
(In thousands)	2012	2011
Assets (1):
Cash and cash equivalents	$299,172	60,936
Loans receivable	361,286	274,213
Real estate owned	161,964	47,204
Investment securities	255,302	4,336,418
Other assets	199,839	171,196
	$1,277,563	4,889,967
Liabilities and equity (1):
Accounts payable and other liabilities	$155,928	320,353
Notes payable	120,431	40,877
Partner loans	163,516	137,820
Debt due to the U.S. Treasury	—	2,044,950
Equity	837,688	2,345,967
	$1,277,563	4,889,967

(1)
During the year ended November 30, 2012, the AB PPIP fund unwound its operations by selling its investments. Therefore, the total assets, liabilities and equity of the Rialto Investments unconsolidated entities decreased significantly from November 30, 2011 to November 30, 2012.

Statements of Operations

	Years Ended November 30,
(In thousands)	2012	2011	2010
Revenues	$414,027	470,282	357,330
Costs and expenses	243,483	183,326	209,103
Other income (expense), net (1)	713,710	(614,014)	311,468
Net earnings (loss) of unconsolidated entities	$884,254	(327,058)	459,695
Rialto Investments equity in earnings (loss) from unconsolidated entities	$41,483	(7,914)	15,363

(1)
Other income (expense), net for the years ended November 30, 2012, 2011 and 2010 includes the AB PPIP Fund’s mark-to-market unrealized gains and losses, all of which the Company's portion was a small percentage. For the year ended November 30, 2012, other income (expense), net, also includes realized gains from the sale of investments in the portfolio underlying the AB PPIP fund, of which the Company's portion was a small percentage.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Income Taxes
The benefit (provision) for income taxes consisted of the following:

	Years Ended November 30,
(In thousands)	2012	2011	2010
Current:
Federal	$(3,790)	(5,897)	13,286
State	(5,860)	20,467	12,448
	$(9,650)	14,570	25,734
Deferred:
Federal	$350,165	—	—
State	94,703	—	—
	444,868	—	—
	$435,218	14,570	25,734
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax asset are as follows:

	November 30,
(In thousands)	2012	2011
Deferred tax assets:
Inventory valuation adjustments	$82,710	96,665
Reserves and accruals	98,076	96,071
Net operating loss carryforward	452,427	461,700
Capitalized expenses	66,545	56,877
Other assets	27,570	40,726
Total deferred tax assets	727,328	752,039
Valuation allowance	(88,794)	(576,890)
Total deferred tax assets after valuation allowance	638,534	175,149
Deferred tax liabilities:
Capitalized expenses	66,422	88,979
Convertible debt basis difference	17,243	21,306
Rialto investments	28,262	16,411
Investments in unconsolidated entities	20,224	13,974
Other	38,822	34,479
Total deferred tax liabilities	170,973	175,149
Net deferred tax assets	$467,561	—
A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with loss carryforwards not expiring unused and tax planning alternatives.
During the year ended November 30, 2012, the Company concluded that it was more likely than not that the majority of its deferred tax assets would be utilized. This conclusion was based on a detailed evaluation of all relevant evidence, both positive and negative, including such factors as eleven consecutive quarters of earnings, the expectation of continued earnings

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and signs of recovery in the housing markets that the Company operates. See Note 1 for additional information related to the Company's analysis of the utilization of its deferred tax assets.
Accordingly, the Company reversed $491.5 million of its valuation allowance against its deferred tax assets during the year ended November 30, 2012. Based on an analysis utilizing objectively verifiable evidence, it was not more likely than not that certain state net operating loss carryforwards would be utilized. As a result, the Company had a valuation allowance of $88.8 million against its deferred tax assets as of November 30, 2012, which is primarily related to state net operating loss carryforwards. The Company's deferred tax assets, net were $467.6 million at November 30, 2012 of which $474.9 million were deferred tax assets included in Lennar Homebuilding's other assets on the Company's consolidated balance sheets and $7.3 million were deferred tax liabilities included in Lennar Financial Services segment's liabilities on the Company's consolidated balance sheets. The valuation allowance against the Company's deferred tax assets was $576.9 million at November 30, 2011. During the year ended November 30, 2011, the Company recorded a reversal of the deferred tax asset valuation allowance of $32.6 million primarily due to net earnings generated during the year. As of November 30, 2011, the Company had no net deferred tax assets. A valuation allowance remains on some of the Company's state net operating loss carryforwards that are not more likely than not to be utilized at this time due to an inability to carry back these losses in most states and short carryforward periods that exist in certain states. In future periods, the remaining allowance could be reversed if additional sufficient positive evidence is present indicating that it is more likely than not that a portion or all of the Company's remaining deferred tax assets will be realized.
At November 30, 2012, the Company had tax effected federal and state net operating loss carryforwards totaling$452.4 million. Federal net operating loss carryforwards may be carried forward up to 20 years to offset future taxable income and begin to expire in 2025. State net operating losses may be carried forward from 5 to 20 years, depending on the tax jurisdiction, with losses expiring between 2012 and 2032.
A reconciliation of the statutory rate and the effective tax rate was as follows:

	Percentage of Pretax Income
	2012	2011	2010
Statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	3.79	3.11	2.43
Nondeductible compensation	0.40	2.86	4.79
Tax reserves and interest expense	5.00	0.08	(50.91)
Deferred tax asset valuation reversal	(212.55)	(49.22)	(28.50)
Tax credits	(0.10)	(9.44)	—
Net operating loss adjustment	(8.32)	—	—
Other	(1.65)	(1.16)	0.18
Effective rate	(178.43%)	(18.77%)	(37.01%)
The following table summarizes the changes in gross unrecognized tax benefits:

	Years Ended November 30,
(In thousands)	2012	2011	2010
Gross unrecognized tax benefits, beginning of year	$36,739	46,044	77,211
Increases due to settlements with taxing authorities	—	9,470	—
Decreases due to settlements with taxing authorities	(24,442)	(23,942)	(31,167)
Increases due to change in state tax laws	—	5,167	—
Gross unrecognized tax benefits, end of year	$12,297	36,739	46,044
At November 30, 2012 and 2011, the Company's had $12.3 million and $36.7 million, respectively, of gross unrecognized tax benefits. If the Company were to recognize its gross unrecognized tax benefits as of November 30, 2012, $5.5 million would affect the Company’s effective tax rate. The Company expects the total amount of unrecognized tax benefits to decrease by $3.8 million within twelve months as a result of settlements with various taxing authorities.
During the year ended November 30, 2012, the Company’s gross unrecognized tax benefits decreased by $24.4 million primarily as a result of the resolution of an IRS examination, which included a settlement for certain losses carried back to prior

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years and the settlement of certain tax accounting method items. The decrease in gross unrecognized tax benefits reduced the Company's effective tax rate from (178.03%) to (178.43%). As a result of the reversal of the valuation allowance against the Company's deferred tax assets, the effective tax rate is not reflective of the Company's historical tax rate.
During the year ended November 30, 2011, the Company’s gross unrecognized tax benefits increased by $14.6 million related to a settlement for certain losses carried back to prior years as well as retroactive changes in certain state tax laws. There was also a decrease to the Company's gross unrecognized tax benefits of $23.9 million as a result of the settlement of certain state tax nexus issues. This resulted in a net decrease of unrecognized tax benefits of $9.3 million and a decrease in the Company's effective tax rate from (13.32%) to (18.77%). As a result of the partial reversal of the valuation allowance against the Company's deferred tax assets, the effective tax rate is not reflective of the Company's historical tax rate.
At November 30, 2012 and 2011, the Company had $20.5 million and $20.0 million, respectively, accrued for interest and penalties, of which $14.8 million and $6.4 million, respectively, were recorded during the years ended November 30, 2012 and 2011. During the year ended November 30, 2012, the accrual for interest and penalties was reduced by $14.3 million, as a result of the payment of interest due to the settlement of an IRS examinations and various state issues.
The IRS is currently examining the Company’s federal income tax return for fiscal year 2011, and certain state taxing authorities are examining various fiscal years. The final outcome of these examinations is not yet determinable. The statute of limitations for the Company’s major tax jurisdictions remains open for examination for fiscal year 2005 and subsequent years. The Company participates in an IRS examination program, Compliance Assurance Process, "CAP." This program operates as a contemporaneous exam throughout the year in order to keep exam cycles current and achieve a higher level of compliance.

10. Earnings Per Share
Basic earnings per share is computed by dividing net earnings attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.
All outstanding nonvested shares that contain non-forfeitable rights to dividends or dividend equivalents that participate in undistributed earnings with common stock are considered participating securities and are included in computing earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and participation rights in undistributed earnings. The Company’s restricted common stock (“nonvested shares”) are considered participating securities.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basic and diluted earnings per share were calculated as follows:

	Years Ended November 30,
(In thousands, except per share amounts)	2012	2011	2010
Numerator:
Net earnings attributable to Lennar	$679,124	92,199	95,261
Less: distributed earnings allocated to nonvested shares	531	380	310
Less: undistributed earnings allocated to nonvested shares	10,397	816	735
Numerator for basic earnings per share	668,196	91,003	94,216
Plus: interest on 2.00% convertible senior notes due 2020 and 3.25% convertible senior notes due 2021	11,330	3,485	1,994
Plus: undistributed earnings allocated to convertible shares	10,397	816	735
Less: undistributed earnings reallocated to convertible shares	9,050	815	734
Numerator for diluted earnings per share	$680,873	94,489	96,211
Denominator:
Denominator for basic earnings per share - weighted average common shares outstanding	186,662	184,541	182,960
Effect of dilutive securities:
Shared based payments	984	558	161
Convertible senior notes	31,049	10,086	5,736
Denominator for diluted earnings per share - weighted average common shares outstanding	218,695	195,185	188,857
Basic earnings per share	$3.58	0.49	0.51
Diluted earnings per share	$3.11	0.48	0.51
For the year ended November 30, 2012, there were no options to purchase shares that were outstanding and anti-dilutive. For the years ended November 30, 2011 and 2010, there were 1.2 million shares and 4.0 million shares, respectively, in total of Class A and Class B common stock that were outstanding and anti-dilutive.

11. Comprehensive Income (Loss)
Comprehensive income attributable to Lennar represents changes in stockholders’ equity from non-owner sources. For the years ended November 30, 2012, 2011 and 2010, comprehensive income attributable to Lennar was the same as net earnings attributable to Lennar. Comprehensive income (loss) attributable to noncontrolling interests for the years ended November 30, 2012, 2011 and 2010 was the same as the net earnings (loss) attributable to noncontrolling interests. There was no accumulated other comprehensive income at November 30, 2012 and 2011.

12. Capital Stock
Preferred Stock
The Company is authorized to issue 500,000 shares of preferred stock with a par value of $10 per share and 100 million shares of participating preferred stock with a par value of $0.10 per share. No shares of preferred stock or participating preferred stock have been issued as of November 30, 2012 and 2011.
Common Stock
During the years ended November 30, 2012, 2011 and 2010, the Company’s Class A and Class B common stockholders received a per share annual dividend of $0.16. The only significant difference between the Class A common stock and Class B common stock is that Class A common stock entitles holders to one vote per share and the Class B common stock entitles holders to ten votes per share.
As of November 30, 2012, Stuart A. Miller, the Company’s Chief Executive Officer and a Director, directly owned, or controlled through family-owned entities, shares of Class A and Class B common stock, which represented approximately 46% voting power of the Company’s stock.
The Company has a stock repurchase program adopted in 2006 which originally permitted the Company to purchase up to 20 million shares of its outstanding common stock. During the years ended November 30, 2012, 2011 and 2010, there

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were no share repurchases of common stock under the stock repurchase program. As of November 30, 2012, 6.2 million shares of common stock can be repurchased in the future under the program.
During the year ended November 30, 2012, treasury stock increased by 0.2 million Class A common shares due to activity related to the Company’s equity compensation plan. During the year ended November 30, 2011, treasury stock increased by 0.3 million Class A common shares due to activity related to the Company’s equity compensation plan and forfeitures of restricted stock.
Restrictions on Payment of Dividends
There are no restrictions on the payment of dividends on common stock by the Company. There are no agreements which restrict the payment of dividends by subsidiaries of the Company other than to maintain the financial ratios and net worth requirements under the Lennar Financial Services segment’s warehouse lines of credit, which restrict the payment of dividends from the Company’s mortgage subsidiaries following the occurrence and during the continuance of an event of default thereunder and limit dividends to 50% of net income in the absence of an event of default.
401(k) Plan
Under the Company’s 401(k) Plan (the “Plan”), contributions made by associates can be invested in a variety of mutual funds or proprietary funds provided by the Plan trustee. The Company may also make contributions for the benefit of associates. The Company records as compensation expense its contribution to the Plan. For the years ended November 30, 2012, 2011 and 2010, this amount was $6.2 million, $5.0 million and $4.5 million, respectively.

13. Share-Based Payments
The Company has share-based awards outstanding under one plan which provides for the granting of stock options and stock appreciation rights and awards of restricted common stock (“nonvested shares”) to key officers, associates and directors. These awards are primarily issued in the form of new shares. The exercise prices of stock options and stock appreciation rights may not be less than the market value of the common stock on the date of the grant. Exercises are permitted in installments determined when options are granted. Each stock option and stock appreciation right will expire on a date determined at the time of the grant, but not more than ten years after the date of the grant.
Cash flows resulting from tax benefits related to tax deductions in excess of the compensation expense recognized for those options (excess tax benefits) are classified as financing cash flows. For the year ended November 30, 2012 there was $10.8 million of excess tax benefits from share based awards. For the years ended November 30, 2011 and 2010 there was an immaterial amount of excess tax benefits from share-based awards.
Compensation expense related to the Company’s share-based awards was as follows:

	Years ended November 30,
(In thousands)	2012	2011	2010
Stock options	$2,433	4,382	5,985
Nonvested shares	29,312	19,665	22,090
Total compensation expense for share-based awards	$31,745	24,047	28,075
Cash received from stock options exercised during the years ended November 30, 2012, 2011 and 2010 was $26.5 million, $6.2 million, and $2.0 million, respectively. The tax deductions related to stock options exercised during the years ended November 30, 2012, 2011, and 2010 were $14.8 million, $0.8 million and $0.2 million, respectively.
The fair value of each of the Company’s stock option awards is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards, which are subject to graded vesting, is expensed on a straight-line basis over the vesting life of the stock options. Expected volatility is based on historical volatility of the Company’s stock over the most recent period equal to the expected life of the award. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award granted. The Company uses historical data to estimate stock option exercises and forfeitures within its valuation model. The expected life of stock option awards granted is derived from historical exercise experience under the Company’s share-based payment plans and represents the period of time that stock option awards granted are expected to be outstanding.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of these options was determined at the date of the grant using the Black-Scholes option-pricing model. The significant weighted average assumptions for the years ended November 30, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Dividends yield	0.6%	0.9%	0.9% - 1.1%
Volatility rate	47.0%	46.7%	80% - 112%
Risk-free interest rate	0.2%	0.6%	0.2% - 0.6%
Expected option life (years)	1.5	1.5	1.5
A summary of the Company’s stock option activity for the year ended November 30, 2012 was as follows:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (In thousands)
Outstanding at November 30, 2011	3,861,286	$18.43
Grants	17,500	$25.75
Forfeited or expired	(636,412)	$42.97
Exercises	(1,962,302)	$13.52
Outstanding at November 30, 2012	1,280,072	$13.85	0.7 years	$30,969
Vested and expected to vest in the future at November 30, 2012	1,280,072	$13.85	0.7 years	$30,969
Exercisable at November 30, 2012	1,280,072	$13.85	0.7 years	$30,969
Available for grant at November 30, 2012	11,819,055
The weighted average fair value of options granted during the years ended November 30, 2012, 2011 and 2010 was $5.72, $4.01 and $8.66, respectively. The total intrinsic value of options exercised during the years ended November 30, 2012, 2011, and 2010 was $38.1 million, $2.1 million and $0.6 million, respectively.
The fair value of nonvested shares is determined based on the trading price of the Company’s common stock on the grant date. The weighted average fair value of nonvested shares granted during the years ended November 30, 2012, 2011 and 2010 was $30.62, $18.40 and $15.21, respectively. A summary of the Company’s nonvested shares activity for the year ended November 30, 2012 was as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted shares at November 30, 2011	2,963,750	$16.48
Grants	1,335,087	$30.62
Vested	(1,728,056)	$15.95
Forfeited	—	$—
Nonvested restricted shares at November 30, 2012	2,570,781	$24.18
At November 30, 2012, there was $56.7 million of unrecognized compensation expense related to unvested share-based awards granted under the Company’s share-based payment plans, of which none relates to stock options and $56.7 million relates to nonvested shares. The unrecognized expense related to nonvested shares is expected to be recognized over a weighted-average period of 2.4 years. During the years ended November 30, 2012, 2011 and 2010, 1.7 million nonvested shares, 1.4 million nonvested shares and 1.3 million nonvested shares, respectively, vested. For the year ended November 30, 2012, the Company recorded a tax benefit related to nonvested share activity of $11.7 million. For the years ended November 30, 2011 and 2010, there was no tax provision related to nonvested share activity because the Company had recorded a full valuation allowance against its deferred tax assets.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Financial Instruments and Fair Value Disclosures
The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at November 30, 2012 and 2011, using available market information and what the Company believes to be appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies might have a material effect on the estimated fair value amounts. The table excludes cash and cash equivalents, restricted cash, defeasance cash to retire notes payable, receivables, net, and accounts payable, which had fair values approximating their carrying amounts due to the short maturities and liquidity of these instruments.

		November 30,
		2012		2011
	Fair Value	Carrying	Fair	Carrying	Fair
(In thousands)	Hierarchy	Amount	Value	Amount	Value
ASSETS
Rialto Investments:
Loans receivable	Level 3	$436,535	450,281	713,354	749,382
Investments held-to-maturity	Level 3	$15,012	14,904	14,096	13,996
Lennar Financial Services:
Loans held-for-investment, net	Level 3	$23,982	24,949	24,262	22,736
Investments held-to-maturity	Level 2	$63,924	63,877	48,860	47,651
LIABILITIES
Lennar Homebuilding:
Senior notes and other debts payable	Level 2	$4,005,051	5,035,670	3,362,759	3,491,212
Rialto Investments:
Notes payable	Level 2	$574,480	568,702	765,541	729,943
Lennar Financial Services:
Notes and other debts payable	Level 2	$457,994	457,994	410,134	410,134
The following methods and assumptions are used by the Company in estimating fair values:
Lennar Homebuilding—For senior notes and other debts payable, the fair value of fixed-rate borrowings is based on quoted market prices and the fair value of variable-rate borrowings is based on expected future cash flows calculated using current market forward rates.
Rialto Investments—The fair values for loans receivable is based on discounted cash flows, or the fair value of the collateral less estimated cost to sell. The fair value for investments held-to-maturity is based on discounted cash flows. For notes payable, the fair value of the zero percent interest notes guaranteed by the FDIC was calculated based on a 2-year treasury yield, and the fair value of other notes payable was calculated based on discounted cash flows using the Company’s weighted average borrowing rate
Lennar Financial Services—The fair values above are based on quoted market prices, if available. The fair values for instruments that do not have quoted market prices are estimated by the Company on the basis of discounted cash flows or other financial information.
Fair Value Measurements
GAAP provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs used in measuring fair value summarized as follows:
Level 1    Fair value determined based on quoted prices in active markets for identical assets.
Level 2    Fair value determined using significant other observable inputs.
Level 3    Fair value determined using significant unobservable inputs.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s financial instruments measured at fair value on a recurring basis are summarized below:
Financial Instruments

(In thousands)	Fair Value Hierarchy	Fair Value at November 30, 2012	Fair Value at November 30, 2011
Lennar Financial Services:
Loans held-for-sale (1)	Level 2	$502,318	303,780
Mortgage loan commitments	Level 2	$12,713	4,192
Forward contracts	Level 2	$(2,570)	(1,404)
Lennar Homebuilding:
Investments available-for-sale	Level 3	$19,591	42,892

(1)
The aggregate fair value of loans held-for-sale of $502.3 million at November 30, 2012 exceeds their aggregate principal balance of $479.1 million by $23.2 million. The aggregate fair value of loans held-for-sale of $303.8 million at November 30, 2011 exceeds their aggregate principal balance of $292.2 million by $11.6 million.

The estimated fair values of the Company’s financial instruments have been determined by using available market information and what the Company believes to be appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies might have a material effect on the estimated fair value amounts. The following methods and assumptions are used by the Company in estimating fair values:
Loans held-for-sale— Fair value is based on independent quoted market prices, where available, or the prices for other mortgage whole loans with similar characteristics.
Mortgage loan commitments— Fair value of commitments to originate loans is based upon the difference between the current value of similar loans and the price at which the Lennar Financial Services segment has committed to originate the loans. The fair value of commitments to sell loan contracts is the estimated amount that the Lennar Financial Services segment would receive or pay to terminate the commitments at the reporting date based on market prices for similar financial instruments.
Forward contracts— Fair value is based on quoted market prices for similar financial instruments.
Investments available-for-sale— For the year ended November 30, 2012, the fair value of these investments are based on third party valuations. For the year ended November 30, 2011, since the investments were acquired closed to November 30, 2011, their fair value approximated their carrying value as of November 30, 2011, thus there was no change in fair value from the time of acquisition until November 30, 2011.
Gains and losses of financial instruments measured at fair value from initial measurement and subsequent changes in fair value are recognized in the Lennar Financial Services segment’s operating earnings. There were no gains or losses recognized for the Lennar Homebuilding investments available-for-sale during the years ended November 30, 2012 and 2011. The changes in fair values that are included in operating earnings are shown, by financial instrument and financial statement line item, below:

	Years Ended November 30,
(In thousands)	2012	2011	2010
Changes in fair value included in Lennar Financial Services revenues:
Loans held-for-sale	$11,654	2,743	(2,607)
Mortgage loan commitments	$8,521	6,954	(3,251)
Forward contracts	$(1,166)	(4,309)	6,463
Interest income on loans held-for-sale measured at fair value is calculated based on the interest rate of the loan and recorded in interest income in the Lennar Financial Services’ statement of operations.
The Lennar Financial Services segment uses mandatory mortgage-backed securities (“MBS”) forward commitments, option contracts and investor commitments to hedge its mortgage-related interest rate exposure. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk associated with MBS forward commitments, option contracts and loan sales transactions is managed by limiting the Company’s counterparties to investment banks, federally

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

regulated bank affiliates and other investors meeting the Company’s credit standards. The segment’s risk, in the event of default by the purchaser, is the difference between the contract price and fair value of the MBS forward commitments and option contracts. At November 30, 2012, the segment had open commitments amounting to $594.0 million to sell MBS with varying settlement dates through February 2013.
The following table represents a reconciliation of the beginning and ending balance for the Company’s Level 3 recurring fair value measurements (investments available-for-sale) included in the Lennar Homebuilding segment’s other assets:

	Years Ended November 30,
(In thousands)	2012	2011
Investments available-for-sale, beginning of year	$42,892	$—
Purchases and other (1)	25,419	42,892
Sales	(14,161)	—
Settlements (2)	(34,559)	—
Investments available-for-sale, end of year	$19,591	$42,892

(1)	Represents investments in community development district bonds that mature in 2039.

(2)
The investments available-for-sale that were settled during the year ended November 30, 2012 related to investments in community development district bonds, which were in default by the borrower and which the Company foreclosed on the underlying real estate collateral. Therefore, these investments were reclassified from other assets to land and land under development.

The Company’s assets measured at fair value on a nonrecurring basis are those assets for which the Company has recorded valuation adjustments and write-offs and Rialto Investments real estate owned assets. The fair value included in the tables below represent only those assets whose carrying value were adjusted to fair value during the respective years disclosed. The assets measured at fair value on a nonrecurring basis are summarized below:
Non-financial assets

(In thousands)	Fair Value Hierarchy	Fair Value Year Ended November 30, 2012	Total Gains (Losses) (1)
Lennar Homebuilding:
Finished homes and construction in progress (2)	Level 3	$14,755	(11,029)
Land and land under development (3)	Level 3	$16,166	(1,878)
Rialto Investments:
REO - held-for-sale (4)	Level 3	$27,126	(6,917)
REO - held-and-used, net (5)	Level 3	$201,414	(4,243)

(1)	Represents total losses due to valuation adjustments or gains (losses) from acquisition of real estate through foreclosure recorded during the year ended November 30, 2012.

(2)
Finished homes and construction in progress with an aggregate carrying value of $25.8 million were written down to their fair value of $14.8 million, resulting in valuation adjustments of $11.0 million, which were included in Lennar Homebuilding costs and expenses in the Company’s statement of operations for the year ended November 30, 2012.

(3)
Land and land under development with an aggregate carrying value of $18.0 million were written down to their fair value of $16.2 million, resulting in valuation adjustments of $1.9 million, which were included in Lennar Homebuilding costs and expenses in the Company’s statement of operations for the year ended November 30, 2012.

(4)
REO, held-for-sale, assets are initially recorded at fair value less estimated costs to sell at the time of acquisition through, or in lieu of, loan foreclosure. Upon acquisition, the REO, held-for-sale, had a carrying value of $14.3 million and a fair value of $10.0 million. The fair value of REO, held-for-sale, is based upon the appraised value at the time of foreclosure or management’s best estimate. The losses upon acquisition of REO, held-for-sale, were $4.3 million. As part of management’s periodic valuations of its REO, held-for-sale, during the year ended November 30, 2012, REO, held-for-sale, with an aggregate value of $19.7 million were written down to their fair value of $17.1 million, resulting in impairments of $2.6 million. These losses and impairments are included within Rialto Investments other income (expense), net, in the Company’s statement of operations for the year ended November 30, 2012.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)
REO, held-and-used, net, assets are initially recorded at fair value at the time of acquisition through, or in lieu of, loan foreclosure. Upon acquisition, the REO, held-and-used, net, had a carrying value of $172.6 million and a fair value of $175.1 million. The fair value of REO, held-and-used, net, is based upon the appraised value at the time of foreclosure or management’s best estimate. The gains upon acquisition of REO, held-and-used, net, were $2.5 million. As part of management’s periodic valuations of its REO, held-and-used, net, during the year ended November 30, 2012, REO, held-and-used, net, with an aggregate value of $33.0 million were written down to their fair value of $26.3 million, resulting in impairments of $6.7 million. These gains and impairments are included within Rialto Investments other income (expense), net, in the Company’s statement of operations for the year ended November 30, 2012.

Non-financial assets

(In thousands)	Fair Value Hierarchy	Fair Value Year Ended November 30, 2011	Total Gains (Losses) (1)
Lennar Homebuilding:
Finished homes and construction in progress (2)	Level 3	$48,115	(32,953)
Land and land under development (3)	Level 3	$2,368	(2,773)
Investments in unconsolidated entities (4)	Level 3	$42,855	(10,489)
Rialto Investments:
REO - held-for-sale (5)	Level 3	$460,214	66,172
REO - held-and-used, net (6)	Level 3	$110,649	4,607

(1)	Represents total losses due to valuation adjustments or gains from acquisition of real estate through foreclosure recorded during the year ended November 30, 2011.

(2)
Finished homes and construction in progress with an aggregate carrying value of $81.1 million were written down to their fair value of $48.1 million, resulting in valuation adjustments of $33.0 million, which were included in Lennar Homebuilding costs and expenses in the Company’s statement of operations for the year ended November 30, 2011.

(3)
Land under development with an aggregate carrying value of $5.2 million were written down to their fair value of $2.4 million, resulting in valuation adjustments of $2.8 million, which were included in Lennar Homebuilding costs and expenses in the Company’s statement of operations for the year ended November 30, 2011.

(4)
For the year ended November 30, 2011, Lennar Homebuilding investments in unconsolidated entities with an aggregate carrying value of $53.4 million were written down to their fair value of $42.9 million, resulting in valuation adjustments of $10.5 million, which were included in other income, net in the Company’s statement of operations for the year ended November 30, 2011.

(5)
REO, held-for-sale, assets are initially recorded at fair value at the time of acquisition through, or in lieu of, loan foreclosure. Upon acquisition, the REO, held-for-sale, had a carrying value of $385.2 million and a fair value of $452.9 million. The fair value of REO, held-for-sale, is based upon the appraised value at the time of foreclosure or management's best estimate. The gains upon acquisition of REO, held-for-sale, were $67.7 million, and are included within Rialto Investments other income (expense), net in the Company’s statement of operations for the year ended November 30, 2011. As part of management’s periodic valuations of its REO, held-for-sale, during the year ended November 30, 2011, REO, held-for-sale, with an aggregate value of $8.8 million were written down to their fair value of $7.3 million, resulting in impairments of $1.5 million. These gains and impairments are included within Rialto Investments other income (expense), net, in the Company’s statement of operations for the year ended November 30, 2011.

(6)
REO, held-and-used, net, assets are initially recorded at fair value at the time of acquisition through, or in lieu of, loan foreclosure. Upon acquisition, the REO, held-for-sale, had a carrying value of $82.5 million and a fair value of $93.7 million. The fair value of REO, held-and-used, net, is based upon the appraised value at the time of foreclosure or management's best estimate. The gains upon acquisition of REO, held-for-sale, were $11.2 million, and are included within Rialto Investments other income (expense), net in the Company’s statement of operations for the year ended November 30, 2011. As part of management’s periodic valuations of its REO, held-and-used, net, during the year ended November 30, 2011, REO, held-and-used, net, with an aggregate value of $23.6 million were written down to their fair value of $17.0 million, resulting in impairments of $6.6 million. These gains and impairments are included within Rialto Investments other income (expense), net, in the Company’s statement of operations for the year ended November 30, 2011.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-financial assets

(In thousands)	Fair Value Hierarchy	Fair Value Year Ended November 30, 2010	Total Gains (Losses) (1)
Lennar Homebuilding:
Finished homes and construction in progress (2)	Level 3	$88,049	(41,057)
Land and land under development (3)	Level 3	$10,807	(5,639)
Investments in unconsolidated entities (4)	Level 3	$(1,383)	(1,735)
Rialto Investments:
REO - held-for-sale (5)	Level 3	$204,049	18,089

(1)	Represents total losses due to valuation adjustments or gains from acquisition of real estate through foreclosure recorded during the year ended November 30, 2010.

(2)
Finished homes and construction in progress with an aggregate carrying value of $129.1 million were written down to their fair value of $88.0 million, resulting in valuation adjustments of $41.1 million, which were included in Lennar Homebuilding costs and expenses in the Company’s statement of operations for the year ended November 30, 2010.

(3)
Land under development with an aggregate carrying value of $16.4 million were written down to their fair value of $10.8 million, resulting in valuation adjustments of $5.6 million, which were included in Lennar Homebuilding costs and expenses in the Company’s statement of operations for the year ended November 30, 2010.

(4)
Lennar Homebuilding investments in unconsolidated entities with an aggregate carrying value of $0.4 million were written down to their fair value of ($1.4) million, which represents the Company’s obligation for guarantees related to debt of certain unconsolidated entities recorded as a liability during the year ended November 30, 2010. The valuation charges were included in other income, net in the Company’s statement of operations for the year ended November 30, 2010.

(5)
REO, held-for-sale, assets are initially recorded at fair value at the time of acquisition through, or in lieu of, loan foreclosure. Upon acquisition, the REO, held-for-sale, had a carrying value of $186.0 million and a fair value of $204.1 million. The fair value of REO, held-for-sale, is based upon the appraised value at the time of foreclosure or management's best estimate. The gains upon acquisition of REO, held-for-sale, were $18.1 million and are included within Rialto Investments other income (expense), net in the Company’s statement of operations for the year ended November 30, 2010.

See Note 1 for a detailed description of the Company’s process for identifying and recording valuation adjustments related to Lennar Homebuilding inventory, Lennar Homebuilding investments in unconsolidated entities and Rialto Investments real estate owned assets.

15. Consolidation of Variable Interest Entities
GAAP requires the consolidation of VIEs in which an enterprise has a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIEs economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
The Company’s variable interest in VIEs may be in the form of (1) equity ownership, (2) contracts to purchase assets, (3) management and development agreements between the Company and a VIE, (4) loans provided by the Company to a VIE or other partner and/or (5) guarantees provided by members to banks and other third parties. The Company examines specific criteria and uses its judgment when determining if the Company is the primary beneficiary of a VIE. Factors considered in determining whether the Company is the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE’s executive committee, existence of unilateral kick-out rights or voting rights, level of economic disproportionality, if any, between the Company and the other partner(s) and contracts to purchase assets from VIEs.
Generally, all major decision making in the Company’s joint ventures is shared between all partners. In particular, business plans and budgets are generally required to be unanimously approved by all partners. Usually, management and other fees earned by the Company are nominal and believed to be at market and there is no significant economic disproportionality between the Company and other partners. Generally, the Company purchases less than a majority of the joint venture’s assets and the purchase prices under the Company’s option contracts are believed to be at market.
Generally, Lennar Homebuilding unconsolidated entities become VIEs and consolidate when the other partner(s) lack the intent and financial wherewithal to remain in the entity. As a result, the Company continues to fund operations and debt paydowns through partner loans or substituted capital contributions.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company evaluated the joint venture agreements of its joint ventures that had reconsideration events during the year ended November 30, 2012. Based on the Company’s evaluation, it consolidated an entity within its Lennar Homebuilding segment that at November 30, 2012 had total assets of $7.3 million and an immaterial amount of liabilities. In addition, during the year ended November 30, 2012, there were no VIEs that deconsolidated.
At November 30, 2012 and 2011, the Company’s recorded investments in Lennar Homebuilding unconsolidated entities were $565.4 million and $545.8 million, respectively, and the Rialto Investments segment’s investments in unconsolidated entities as of November 30, 2012 and 2011 were $108.1 million and $124.7 million, respectively.
Consolidated VIEs
As of November 30, 2012, the carrying amount of the VIEs’ assets and non-recourse liabilities that consolidated were $2.1 billion and $0.7 billion, respectively. As of November 30, 2011, the carrying amount of the VIEs’ assets and non-recourse liabilities that consolidated were $2.3 billion and $0.9 billion, respectively. Those assets are owned by, and those liabilities are obligations of, the VIEs, not the Company.
A VIE’s assets can only be used to settle obligations of that VIE. The VIEs are not guarantors of Company’s senior notes and other debts payable. In addition, the assets held by a VIE usually are collateral for that VIE’s debt. The Company and other partners do not generally have an obligation to make capital contributions to a VIE unless the Company and/or the other partner(s) have entered into debt guarantees with a VIE’s banks. Other than debt guarantee agreements with a VIE’s banks, there are no liquidity arrangements or agreements to fund capital or purchase assets that could require the Company to provide financial support to a VIE. While the Company has option contracts to purchase land from certain of its VIEs, the Company is not required to purchase the assets and could walk away from the contract.
Unconsolidated VIEs
At November 30, 2012 and November 30, 2011, the Company’s recorded investments in VIEs that are unconsolidated and its estimated maximum exposure to loss were as follows:

November 30, 2012
(In thousands)	Investments in Unconsolidated VIEs	Lennar’s Maximum Exposure to Loss
Lennar Homebuilding (1)	$85,500	109,278
Rialto Investments (2)	23,587	23,587
	$109,087	132,865

November 30, 2011
(In thousands)	Investments in Unconsolidated VIEs	Lennar’s Maximum Exposure to Loss
Lennar Homebuilding (1)	$94,517	123,038
Rialto Investments (2)	88,076	95,576
	$182,593	218,614

(1)
At November 30, 2012, the maximum exposure to loss of Lennar Homebuilding’s investments in unconsolidated VIEs is limited to its investment in the unconsolidated VIEs, except with regard to $18.7 million of recourse debt of one of the unconsolidated VIEs, which is included in the Company’s maximum recourse exposure related to Lennar Homebuilding unconsolidated entities, and $4.8 million of letters of credit outstanding for certain of the unconsolidated VIEs that in the event of default under its debt agreement the letter of credit will be drawn upon. At November 30, 2011, the maximum exposure to loss of Lennar Homebuilding’s investments in unconsolidated VIEs is limited to its investment in the unconsolidated VIEs, except with regard to $28.3 million of recourse debt of one of the unconsolidated VIEs, which is included in the Company’s maximum recourse exposure related to Lennar Homebuilding unconsolidated entities.

(2)
At November 30, 2012, the maximum recourse exposure to loss of Rialto’s investment in unconsolidated VIEs was limited to its investments in the unconsolidated entities. During the year ended November 30, 2012, the AB PPIP fund finalized its operations and made liquidating distributions; therefore, the Company does not have any outstanding commitment to the AB PPIP fund as of November 30, 2012. As of November 30, 2011, the Company had contributed $67.5 million of the $75 million commitment to fund capital in the AB PPIP fund, and it could not walk away from its remaining commitment to fund capital. Therefore, as of November 30, 2011, the maximum exposure to loss for Rialto’s unconsolidated VIEs was

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

higher than the carrying amount of its investments. In addition, at November 30, 2012 and 2011, investments in unconsolidated VIEs and Lennar’s maximum exposure to loss include $15.0 million and $14.1 million, respectively, related to Rialto’s investments held-to-maturity.
While these entities are VIEs, the Company has determined that the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance is generally shared. While the Company generally manages the day-to-day operations of the VIEs, the VIEs have an executive committee made up of representatives from each partner. The members of the executive committee have equal votes and major decisions require unanimous consent and approval from all members. The Company does not have the unilateral ability to exercise participating voting rights without partner consent. Furthermore, the Company’s economic interest is not significantly disproportionate to the point where it would indicate that the Company has the power to direct these activities.
The Company and other partners do not generally have an obligation to make capital contributions to the VIEs, except for $18.7 million of recourse debt of one of the Lennar Homebuilding unconsolidated VIEs and $4.8 million of letters of credit outstanding for certain of the Lennar Homebuilding unconsolidated VIEs that in the event of default under its debt agreement the letter of credit will be drawn upon. Except for Lennar Homebuilding unconsolidated VIEs discussed above, the Company and the other partners did not guarantee any debt of these unconsolidated VIEs. There are no liquidity arrangements or agreements to fund capital or purchase assets that could require the Company to provide financial support to the VIEs. While the Company has option contracts to purchase land from certain of its unconsolidated VIEs, the Company is not required to purchase the assets and could walk away from the contracts.
Option Contracts
The Company has access to land through option contracts, which generally enables it to control portions of properties owned by third parties (including land funds) and unconsolidated entities until the Company has determined whether to exercise the option.
A majority of the Company’s option contracts require a non-refundable cash deposit or irrevocable letter of credit based on a percentage of the purchase price of the land. The Company’s option contracts sometimes include price adjustment provisions, which adjust the purchase price of the land to its approximate fair value at the time of acquisition or are based on the fair value at the time of takedown.
The Company’s investments in option contracts are recorded at cost unless those investments are determined to be impaired, in which case the Company’s investments are written down to fair value. The Company reviews option contracts for indicators of impairment during each reporting period. The most significant indicator of impairment is a decline in the fair value of the optioned property such that the purchase and development of the optioned property would no longer meet the Company’s targeted return on investment with appropriate consideration given to the length of time available to exercise the option. Such declines could be caused by a variety of factors including increased competition, decreases in demand or changes in local regulations that adversely impact the cost of development. Changes in any of these factors would cause the Company to re-evaluate the likelihood of exercising its land options.
Some option contracts contain a predetermined take-down schedule for the optioned land parcels. However, in almost all instances, the Company is not required to purchase land in accordance with those take-down schedules. In substantially all instances, the Company has the right and ability to not exercise its option and forfeit its deposit without further penalty, other than termination of the option and loss of any unapplied portion of its deposit and pre-acquisition costs. Therefore, in substantially all instances, the Company does not consider the take-down price to be a firm contractual obligation.
When the Company does not intend to exercise an option, it writes off any unapplied deposit and pre-acquisition costs associated with the option contract. For the years ended November 30, 2012, 2011 and 2010, the Company wrote-off $2.4 million, $1.8 million and $3.1 million, respectively, of option deposits and pre-acquisition costs related to land under option that it does not intend to purchase.
The Company evaluates all option contracts for land to determine whether they are VIEs and, if so, whether the Company is the primary beneficiary of certain of these option contracts. Although the Company does not have legal title to the optioned land, if the Company is deemed to be the primary beneficiary, it is required to consolidate the land under option at the purchase price of the optioned land. During the year ended November 30, 2012, the effect of consolidation of these option contracts was a net increase of $12.2 million to consolidated inventory not owned with a corresponding increase to liabilities related to consolidated inventory not owned in the accompanying consolidated balance sheet as of November 30, 2012. To reflect the purchase price of the inventory consolidated, the Company reclassified the related option deposits from land under development to consolidated inventory not owned in the accompanying consolidated balance sheet as of November 30, 2012. The liabilities related to consolidated inventory not owned primarily represent the difference between the option exercise prices for the optioned land and the Company’s cash deposits. The increase to consolidated inventory not owned was offset by the

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company exercising its options to acquire land under previously consolidated contracts, resulting in a net decrease in consolidated inventory not owned of $62.5 million for the year ended November 30, 2012.
The Company’s exposure to loss related to its option contracts with third parties and unconsolidated entities consisted of its non-refundable option deposits and pre-acquisition costs totaling $176.7 million and $156.8 million, respectively, at November 30, 2012 and 2011. Additionally, the Company had posted $42.5 million and $44.1 million, respectively, of letters of credit in lieu of cash deposits under certain option contracts as of November 30, 2012 and 2011.

16. Commitments and Contingent Liabilities
The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company’s consolidated financial statements.
The Company is subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development and sale of real estate, which it does in the routine conduct of its business. Option contracts generally enable the Company to control portions of properties owned by third parties (including land funds) and unconsolidated entities until the Company determines whether to exercise the option. The use of option contracts allows the Company to reduce the financial risks associated with long-term land holdings. At November 30, 2012, the Company had $176.7 million of non-refundable option deposits and pre-acquisition costs related to certain of these homesites, which were included in inventories in the consolidated balance sheet.
The Company has entered into agreements to lease certain office facilities and equipment under operating leases. Future minimum payments under the non-cancellable leases in effect at November 30, 2012 are as follows:

(In thousands)	Lease Payments
2013	$26,321
2014	21,187
2015	15,465
2016	9,040
2017	8,111
Thereafter	20,950
Rental expense for the years ended November 30, 2012, 2011 and 2010 was $38.7 million, $40.0 million and $40.9 million, respectively.
The Company is committed, under various letters of credit, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $312.2 million at November 30, 2012. The Company also had outstanding performance and surety bonds related to site improvements at various projects (including certain projects in the Company’s joint ventures) of $606.5 million. Although significant development and construction activities have been completed related to these site improvements, these bonds are generally not released until all development and construction activities are completed. As of November 30, 2012, there were approximately $347.8 million, or 57%, of costs to complete related to these site improvements. The Company does not presently anticipate any draws upon these bonds that would have a material effect on its consolidated financial statements.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Revised Supplemental Financial Information
The indentures governing the Company’s 5.95% senior notes due 2013, 5.50% senior notes due 2014, 5.60% senior notes due 2015, 6.50% senior notes due 2016, 4.75% senior notes due 2017, 12.25% senior notes due 2017, 6.95% senior notes due 2018, 2.00% convertible senior notes due 2020, 2.75% convertible senior notes due 2020, 3.25% convertible senior notes due 2021 and 4.750% senior notes due 2022 require that, if any of the Company’s wholly owned subsidiaries, other than its finance company subsidiaries and foreign subsidiaries, directly or indirectly guarantee at least $75 million principal amount of debt of Lennar Corporation, those subsidiaries must also guarantee Lennar Corporation’s obligations with regard to its senior notes. The entities referred to as “guarantors” in the following tables are subsidiaries that were guaranteeing the senior notes because at November 30, 2012, they were guaranteeing Lennar Corporation's $150 million LC Agreement, its $200 million Letter of Credit Facility and its Credit Facility. The guarantees are full and unconditional and the guarantor subsidiaries are 100% directly or indirectly owned by Lennar Corporation. The guarantees are joint and several, subject to limitations as to each guarantor designed to eliminate fraudulent conveyance concerns. A subsidiary's guarantee will be suspended, and the subsidiary will cease to be a guarantor, at any time when it is not directly or indirectly guaranteeing at least $75 million of debt of Lennar Corporation, and a subsidiary will be released from its guarantee and any other obligations it may have regarding the senior notes if all or substantially all its assets, or all of its capital stock, are sold or otherwise disposed of.
For purposes of the condensed consolidating statement of cash flows included in the following supplemental financial information, the Company's accounting policy is to treat cash received by Lennar Corporation ("the Parent") from its subsidiaries, to the extent of net earnings from such subsidiaries, as a dividend and accordingly a return on investment within cash flows from operating activities. The cash outflows associated with the return on investment dividends received by the Parent are reflected by the Guarantor and Non-Guarantor subsidiaries in the Dividends line item within cash flows from financing activities. All other cash flows between the Parent and its subsidiaries represent the settlement of receivables and payables between such entities in conjunction with the Parent's centralized cash management arrangement with its subsidiaries, which operates with the characteristics of a revolving credit facility, and are accordingly reflected net in the Intercompany line item within cash flows from investing activities for the Parent and net in the Intercompany line item within cash flows from financing activities for the Guarantor and Non-Guarantor subsidiaries.
Subsequent to the issuance of the November 30, 2012 consolidated financial statements, the Company determined it needed to revise its disclosures and presentation with respect to the supplemental financial information included in this footnote. These revisions relate solely to transactions between Lennar Corporation and its subsidiaries and only impact the Supplemental Consolidating Balance Sheets and Consolidating Statements of Cash Flows that are presented as supplemental information. They do not affect the Company's consolidated financial statements or Supplemental Consolidating Statements of Operations.
In the Company's Consolidating Balance Sheets, the Company determined that it should make adjustments to (A) the Investments in Subsidiaries, Intercompany and Equity accounts of the Parent and its Guarantor and Non-Guarantor subsidiaries primarily related to equity in earnings, distributions of earnings and other non-cash items between our subsidiaries that were incorrectly reflected in the Intercompany accounts instead of the Investments in Subsidiaries and Equity accounts as these accounts were previously aggregated and tracked together. In addition, the Company adjusted (B) the Parent's intercompany receivable from its subsidiaries from a contra-liability in the Consolidating Balance Sheets to an asset.
The following is a reconciliation of the amounts previously reported to the “as revised” amounts as stated in the following components of the Supplemental Consolidating Balance Sheets as of November 30, 2012 and 2011:

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Adjustments to
	As	investments in subsidiaries
Parent Column as of	Previously	intercompany and		As
November 30, 2012	Reported	stockholders' equity		Revised
(In thousands)
Investments in subsidiaries	$3,488,054	$284,032	A	$3,772,086
Intercompany receivables	$—	$2,438,326	A,B	$2,438,326
Lennar Homebuilding assets	$4,505,795	$2,722,358		$7,228,153
Intercompany payables	$(2,722,358)	$2,722,358	B	$—
Lennar Homebuilding liabilities	$1,091,031	$2,722,358		$3,813,389
Stockholders' equity	$3,414,764	$—		$3,414,764
Total equity	$3,414,764	$—		$3,414,764
Total liabilities and equity	$4,505,795	$2,722,358		$7,228,153

		Adjustments to
	As	investments in subsidiaries,
Parent Column as of	Previously	intercompany and		As
November 30, 2011	Reported	stockholders' equity		Revised
(In thousands)
Investments in subsidiaries	$3,368,336	$(63,811)	A	$3,304,525
Intercompany receivables	$—	$1,698,037	A,B	$1,698,037
Lennar Homebuilding assets	$4,275,434	$1,634,226		$5,909,660
Intercompany payables	$(1,634,226)	$1,634,226	B	$—
Lennar Homebuilding liabilities	$1,578,966	$1,634,226		$3,213,192
Stockholders' equity	$2,696,468	$—		$2,696,468
Total equity	$2,696,468	$—		$2,696,468
Total liabilities and equity	$4,275,434	$1,634,226		$5,909,660

		Adjustments to
	As	investments in subsidiaries,
Guarantor Column as of	Previously	intercompany and		As
November 30, 2012	Reported	stockholders' equity		Revised
(In thousands)
Investments in subsidiaries	$770,119	$(239,239)	A	$530,880
Lennar Homebuilding assets	$6,728,275	$(239,239)		$6,489,036
Total assets	$6,805,912	$(239,239)		$6,566,673
Intercompany payables	$2,239,096	$(523,271)	A	$1,715,825
Lennar Homebuilding liabilities	$3,286,802	$(523,271)		$2,763,531
Total liabilities	$3,317,858	$(523,271)		$2,794,587
Stockholders' equity	$3,488,054	$284,032	A	$3,772,086
Total equity	$3,488,054	$284,032		$3,772,086
Total liabilities and equity	$6,805,912	$(239,239)		$6,566,673

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Adjustments to
	As	investments in subsidiaries,
Guarantor Column as of	Previously	intercompany and		As
November 30, 2011	Reported	stockholders' equity		Revised
(In thousands)
Investments in subsidiaries	$611,311	$(99,029)	A	$512,282
Lennar Homebuilding assets	$5,395,558	$(99,029)		$5,296,529
Total assets	$5,545,400	$(99,029)		$5,446,371
Intercompany payables	$1,105,872	$(35,218)	A	$1,070,654
Lennar Homebuilding liabilities	$2,131,502	$(35,218)		$2,096,284
Total liabilities	$2,177,064	$(35,218)		$2,141,846
Stockholders' equity	$3,368,336	$(63,811)	A	$3,304,525
Total equity	$3,368,336	$(63,811)		$3,304,525
Total liabilities and equity	$5,545,400	$(99,029)		$5,446,371

		Adjustments to
	As	investments in subsidiaries,
Non-Guarantor Column as of	Previously	intercompany and		As
November 30, 2012	Reported	stockholders' equity		Revised
(In thousands)
Intercompany payables	$483,262	$239,239	A	$722,501
Lennar Homebuilding liabilities	$751,591	$239,239		$990,830
Total liabilities	$1,952,109	$239,239		$2,191,348
Stockholders' equity	$770,119	$(239,239)	A	$530,880
Total equity	$1,356,563	$(239,239)		$1,117,324
Total liabilities and equity	$3,308,672	$—		$3,308,672

		Adjustments to
	As	investments in subsidiaries,
Non-Guarantor Column as of	Previously	intercompany and		As
November 30, 2011	Reported	stockholders' equity		Revised
(In thousands)
Intercompany payables	$528,354	$99,029	A	$627,383
Lennar Homebuilding liabilities	$781,823	$99,029		$880,852
Total liabilities	$2,095,116	$99,029		$2,194,145
Stockholders' equity	$611,311	$(99,029)	A	$512,282
Total equity	$1,218,368	$(99,029)		$1,119,339
Total liabilities and equity	$3,313,484	$—		$3,313,484

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Adjustments to
	As	investments in subsidiaries,
Eliminations Column as of	Previously	intercompany and		As
November 30, 2012	Reported	stockholders' equity		Revised
(In thousands)
Investments in subsidiaries	$(4,258,173)	$(44,793)	A	$(4,302,966)
Intercompany receivables	$—	$(2,438,326)	B	$(2,438,326)
Total assets	$(4,258,173)	$(2,483,119)		$(6,741,292)
Intercompany payables	$—	$(2,438,326)	B	$(2,438,326)
Total liabilities	$—	$(2,438,326)		$(2,438,326)
Stockholders' equity	$(4,258,173)	$(44,793)	A	$(4,302,966)
Total equity	$(4,258,173)	$(44,793)		$(4,302,966)
Total liabilities and equity	$(4,258,173)	$(2,483,119)		$(6,741,292)

		Adjustments to
	As	investments in subsidiaries,
Eliminations Column as of	Previously	intercompany and		As
November 30, 2011	Reported	stockholders' equity		Revised
(In thousands)
Investments in subsidiaries	$(3,979,647)	$162,840	A	$(3,816,807)
Intercompany receivables	$—	$(1,698,037)	B	$(1,698,037)
Total assets	$(3,979,647)	$(1,535,197)		$(5,514,844)
Intercompany payables	$—	$(1,698,037)	B	$(1,698,037)
Total liabilities	$—	$(1,698,037)		$(1,698,037)
Stockholders' equity	$(3,979,647)	$162,840	A	$(3,816,807)
Total equity	$(3,979,647)	$162,840		$(3,816,807)
Total liabilities and equity	$(3,979,647)	$(1,535,197)		$(5,514,844)
The Company has determined that in its Consolidating Statements of Cash Flows, it needed to adjust for (C) the misclassification of non-cash activity between the Parent, Guarantor and Non-Guarantor subsidiaries primarily related to the Company's deferred tax benefit in 2012 and the recording of Lennar Homebuilding equity in loss from unconsolidated entities between the Parent and Guarantor subsidiaries in each of the periods presented. In addition, the Company determined it needed to adjust for (D) the classification of the net intercompany funding activity of the Parent, which was previously included as an element of Cash Flows from Financing Activities, as an element of Cash Flows from Investing Activities. The Company also determined that it needed to adjust for (E) classification of distributions of earnings from the Guarantor and Non-Guarantor subsidiaries that were previously being netted in the Intercompany line item, as Dividends in a separate line item within Cash Flows from Financing Activities and (F) classification of distributions of capital from the Guarantor subsidiaries that were previously being netted in the Intercompany line item instead of the Dividend line item within Cash Flows from Financing Activities and being netted in the Intercompany line item instead of Distributions of Capital line item within Cash Flows from Investing Activities. The above corrections did not have any impact on the net cash activity of the Parent, Guarantor or Non-Guarantor subsidiaries within the Company's Supplemental Consolidating Statement of Cash Flows.
The following is a reconciliation of the amounts previously reported to the “as revised” amounts as stated in the following components of the Supplemental Consolidating Statements of Cash Flows for each of the years ended November 30, 2012, 2011 and 2010:

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As	Adjustments for non-cash
Parent Column for the year ended	Previously	activity, distributions,		As
November 30, 2012	Reported	dividends & intercompany		Revised
(In thousands)
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries (1)	$—	$318,998	C	$318,998
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities (1)	$68,287	$(851,569)	C	$(783,282)
Net cash provided by (used in) operating activities	$747,411	$(532,571)		$214,840
Cash flows from investing activities: Intercompany	$—	$(700,846)	D	$(700,846)
Net cash used in investing activities	$(218)	$(700,846)		$(701,064)
Cash flows from financing activities: Intercompany	$(1,233,417)	$1,233,417	C,D	$—
Net cash provided by (used in) financing activities	$(657,952)	$1,233,417		$575,465
Net increase in cash and cash equivalents	$89,241	$—		$89,241

Parent Column for the year ended
November 30, 2011
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries (1)	$—	$141,653	C	$141,653
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities (1)	$(10,137)	$(78,937)	C	$(89,074)
Net cash provided by operating activities	$82,062	$62,716		$144,778
Cash flows from investing activities: Intercompany	$—	$(552,511)	D	$(552,511)
Net cash used in investing activities	$(12)	$(552,511)		$(552,523)
Cash flows from financing activities: Intercompany	$(489,795)	$489,795	C,D	$—
Net cash provided by (used in) financing activities	$(289,354)	$489,795		$200,441
Net decrease in cash and cash equivalents	$(207,304)	$—		$(207,304)

Parent Column for the year ended
November 30, 2010
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries (1)	$—	$133,661	C	$133,661
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities (1)	$424,475	$(122,695)	C	$301,780
Net cash provided by operating activities	$519,736	$10,966		$530,702
Distributions of capital from guarantor subsidiaries	$—	$60,000	F	$60,000
Cash flows from investing activities: Intercompany	$—	$(859,567)	D	$(859,567)
Net cash used in investing activities	$(330,372)	$(799,567)		$(1,129,939)
Cash flows from financing activities: Intercompany	$(788,601)	$788,601	C,D	$—
Net cash provided by (used in) financing activities	$(340,992)	$788,601		$447,609
Net decrease in cash and cash equivalents	$(151,628)	$—		$(151,628)
(1) The distributions of earnings from Guarantor and Non-Guarantor subsidiaries was previously included in the line item adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities), which is now titled other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities). The amounts have been broken out to separately disclose to the readers of the Company's supplemental financial information the net earnings of the Non-Guarantor subsidiaries being distributed to the Guarantor subsidiaries and the net earnings of the Guarantor subsidiaries being distributed to the Parent.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As	Adjustments for non-cash
Guarantor Column for the year ended	Previously	activity, distributions,		As
November 30, 2012	Reported	dividends & intercompany		Revised
(In thousands)
Distributions of earnings from Non-Guarantor subsidiaries (1)	$—	$55,179	C	$55,179
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities (1)	$(1,790,158)	$817,347	C	$(972,811)
Net cash provided by (used in) operating activities	$(1,003,599)	$872,526		$(131,073)
Cash flows from financing activities: Dividends	$—	$(318,998)	E	$(318,998)
Cash flows from financing activities: Intercompany	$1,149,737	$(553,528)	C,E	$596,209
Net cash provided by (used in) financing activities	$1,047,347	$(872,526)		$174,821
Net increase in cash and cash equivalents	$20,355	$—		$20,355

Guarantor Column for the year ended
November 30, 2011
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries (1)	$—	$45,938	C	$45,938
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities (1)	$(288,642)	$79,062	C	$(209,580)
Net cash provided by (used in) operating activities	$(146,989)	$125,000		$(21,989)
Cash flows from financing activities: Dividends	$—	$(141,653)	E	$(141,653)
Cash flows from financing activities: Intercompany	$376,054	$16,653	C,E	$392,707
Net cash provided by (used in) financing activities	$248,885	$(125,000)		$123,885
Net decrease in cash and cash equivalents	$(7,197)	$—		$(7,197)

Guarantor Column for the year ended
November 30, 2010
Distributions of earnings from Non-Guarantor subsidiaries (1)	$—	$34,604	C	$34,604
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities (1)	$(338,204)	$122,190	C	$(216,014)
Net cash provided by (used in) operating activities	$(204,543)	$156,794		$(47,749)
Cash flows from financing activities: Dividends	$—	$(193,661)	E,F	$(193,661)
Cash flows from financing activities: Intercompany	$726,901	$36,867	C,E	$763,768
Net cash provided by (used in) financing activities	$607,498	$(156,794)		$450,704
Net increase in cash and cash equivalents	$24,902	$—		$24,902
(1) The distributions of earnings from Guarantor and Non-Guarantor subsidiaries was previously included in the line item adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities), which is now titled other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities). The amounts have been broken out to separately disclose to the readers of the Company's supplemental financial information the net earnings of the Non-Guarantor subsidiaries being distributed to the Guarantor subsidiaries and the net earnings of the Guarantor subsidiaries being distributed to the Parent.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As	Adjustments for non-cash
Non Guarantor Column for the year ended	Previously	activity, distributions,		As
November 30, 2012	Reported	dividends & intercompany		Revised
(In thousands)
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(201,847)	$34,222	C	$(167,625)
Net cash provided by (used in) operating activities	$(168,460)	$34,222		$(134,238)
Cash flows from financing activities: Dividends	$—	$(55,179)	E	$(55,179)
Cash flows from financing activities: Intercompany	$83,680	$20,957	C,E	$104,637
Net cash used in financing activities	$(62,899)	$(34,222)		$(97,121)
Net increase in cash and cash equivalents	$37,543	$—		$37,543

Non Guarantor Column for the year ended
November 30, 2011
Other adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(260,491)	$(125)	C	$(260,616)
Net cash provided by (used in) operating activities	$(194,208)	$(125)		$(194,333)
Cash flows from financing activities: Dividends	$—	$(45,938)	E	$(45,938)
Cash flows from financing activities: Intercompany	$113,741	$46,063	C,E	$159,804
Net cash provided by financing activities	$205,227	$125		$205,352
Net decrease in cash and cash equivalents	$(16,030)	$—		$(16,030)

Non Guarantor Column for the year ended
November 30, 2010
Other adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	$(100,767)	$505	C	$(100,262)
Net cash provided by (used in) operating activities	$(40,965)	$505		$(40,460)
Cash flows from financing activities: Dividends	$—	$(34,604)	E	$(34,604)
Cash flows from financing activities: Intercompany	$61,700	$34,099	C,E	$95,799
Net cash provided by (used in) financing activities	$69,334	$(505)		$68,829
Net increase in cash and cash equivalents	$63,423	$—		$63,423

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As	Adjustments for non-cash
Eliminations Column for the year ended	Previously	activity, distributions,		As
November 30, 2012	Reported	dividends & intercompany		Revised
(In thousands)
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries (1)	$—	$(374,177)	C	$(374,177)
Net cash used in operating activities	$—	$(374,177)		$(374,177)
Cash flows from investing activities: Intercompany	$—	$700,846	D	$700,846
Net cash provided by investing activities	$—	$700,846		$700,846
Cash flows from financing activities: Dividends	$—	$374,177	E	$374,177
Cash flows from financing activities: Intercompany	$—	$(700,846)	D	$(700,846)
Net cash used in financing activities	$—	$(326,669)		$(326,669)
Net increase (decrease) in cash and cash equivalents	$—	$—		$—

Eliminations Column for the year ended
November 30, 2011
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries (1)	$—	$(187,591)	C	$(187,591)
Net cash used in operating activities	$—	$(187,591)		$(187,591)
Cash flows from investing activities: Intercompany	$—	$552,511	D	$552,511
Net cash provided by investing activities	$—	$552,511		$552,511
Cash flows from financing activities: Dividends	$—	$187,591	E	$187,591
Cash flows from financing activities: Intercompany	$—	$(552,511)	D	$(552,511)
Net cash used in financing activities	$—	$(364,920)		$(364,920)
Net increase (decrease) in cash and cash equivalents	$—	$—		$—

Eliminations Column for the year ended
November 30, 2010
Distributions of earnings from Guarantor and Non-Guarantor subsidiaries (1)	$—	$(168,265)	C	$(168,265)
Net cash used in operating activities	$—	$(168,265)		$(168,265)
Distributions of capital from guarantor subsidiaries	$—	$(60,000)	F	$(60,000)
Cash flows from investing activities: Intercompany	$—	$859,567	D	$859,567
Net cash provided by investing activities	$—	$799,567		$799,567
Cash flows from financing activities: Dividends	$—	$228,265	E	$228,265
Cash flows from financing activities: Intercompany	$—	$(859,567)	D	$(859,567)
Net cash used in financing activities	$—	$(631,302)		$(631,302)
Net increase (decrease) in cash and cash equivalents	$—	$—		$—
(1) The distributions of earnings from Guarantor and Non-Guarantor subsidiaries was previously included in the line item adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities), which is now titled other adjustments to reconcile net earnings (including net loss attributable to non-controlling interests) to net cash provided by (used in) operating activities). The amounts have been broken out to separately disclose to the readers of the Company's supplemental financial information the net earnings of the Non-Guarantor subsidiaries being distributed to the Guarantor subsidiaries and the net earnings of the Guarantor subsidiaries being distributed to the Parent.

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental information for the subsidiaries that were guarantor subsidiaries at November 30, 2012 was as follows:
Revised Consolidating Balance Sheet November 30, 2012

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Lennar Homebuilding:
Cash and cash equivalents, restricted cash and receivables, net	$962,116	226,047	20,545	—	1,208,708
Inventories	—	4,532,755	538,958	—	5,071,713
Investments in unconsolidated entities	—	521,662	43,698	—	565,360
Other assets	55,625	677,692	222,753	—	956,070
Investments in subsidiaries	3,772,086	530,880	—	(4,302,966)	—
Intercompany	2,438,326	—	—	(2,438,326)	—
	7,228,153	6,489,036	825,954	(6,741,292)	7,801,851
Rialto Investments	—	—	1,647,360	—	1,647,360
Lennar Financial Services	—	77,637	835,358	—	912,995
Total assets	$7,228,153	6,566,673	3,308,672	(6,741,292)	10,362,206
LIABILITIES AND EQUITY
Lennar Homebuilding:
Accounts payable and other liabilities	$279,926	533,882	42,406	—	856,214
Liabilities related to consolidated inventory not owned	—	268,159	—	—	268,159
Senior notes and other debts payable	3,533,463	245,665	225,923	—	4,005,051
Intercompany	—	1,715,825	722,501	(2,438,326)	—
	3,813,389	2,763,531	990,830	(2,438,326)	5,129,424
Rialto Investments	—	—	600,602	—	600,602
Lennar Financial Services	—	31,056	599,916	—	630,972
Total liabilities	$3,813,389	2,794,587	2,191,348	(2,438,326)	6,360,998
Stockholders’ equity	3,414,764	3,772,086	530,880	(4,302,966)	3,414,764
Noncontrolling interests	—	—	586,444	—	586,444
Total equity	3,414,764	3,772,086	1,117,324	(4,302,966)	4,001,208
Total liabilities and equity	$7,228,153	6,566,673	3,308,672	(6,741,292)	10,362,206

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revised Consolidating Balance Sheet November 30, 2011

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Lennar Homebuilding:
Cash and cash equivalents, restricted cash and receivables, net	$871,376	190,483	24,920	—	1,086,779
Inventories	—	3,822,009	538,526	—	4,360,535
Investments in unconsolidated entities	—	502,363	43,397	—	545,760
Other assets	35,722	269,392	219,580	—	524,694
Investments in subsidiaries	3,304,525	512,282	—	(3,816,807)	—
Intercompany	1,698,037	—	—	(1,698,037)	—
	5,909,660	5,296,529	826,423	(5,514,844)	6,517,768
Rialto Investments	—	—	1,897,148	—	1,897,148
Lennar Financial Services	—	149,842	589,913	—	739,755
Total assets	$5,909,660	5,446,371	3,313,484	(5,514,844)	9,154,671
LIABILITIES AND EQUITY
Lennar Homebuilding:
Accounts payable and other liabilities	$290,337	483,590	29,405	—	803,332
Liabilities related to consolidated inventory not owned	—	326,200	—	—	326,200
Senior notes and other debts payable	2,922,855	215,840	224,064	—	3,362,759
Intercompany	—	1,070,654	627,383	(1,698,037)	—
	3,213,192	2,096,284	880,852	(1,698,037)	4,492,291
Rialto Investments	—	—	796,120	—	796,120
Lennar Financial Services	—	45,562	517,173	—	562,735
Total liabilities	$3,213,192	2,141,846	2,194,145	(1,698,037)	5,851,146
Stockholders’ equity	2,696,468	3,304,525	512,282	(3,816,807)	2,696,468
Noncontrolling interests	—	—	607,057	—	607,057
Total equity	2,696,468	3,304,525	1,119,339	(3,816,807)	3,303,525
Total liabilities and equity	$5,909,660	5,446,371	3,313,484	(5,514,844)	9,154,671

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations Year Ended November 30, 2012

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Lennar Homebuilding	$—	3,580,827	405	—	3,581,232
Lennar Financial Services	—	156,478	246,566	(18,426)	384,618
Rialto Investments	—	—	138,856	—	138,856
Total revenues	—	3,737,305	385,827	(18,426)	4,104,706
Cost and expenses:
Lennar Homebuilding	—	3,201,036	15,872	(542)	3,216,366
Lennar Financial Services	—	151,455	165,419	(17,038)	299,836
Rialto Investments	—	—	138,990	—	138,990
Corporate general and administrative	122,277	—	—	5,061	127,338
Total costs and expenses	122,277	3,352,491	320,281	(12,519)	3,782,530
Lennar Homebuilding equity in loss from unconsolidated entities	—	(26,157)	(519)	—	(26,676)
Lennar Homebuilding other income (expense), net	(90)	9,226	—	128	9,264
Other interest expense	(5,779)	(94,353)	—	5,779	(94,353)
Rialto Investments equity in earnings from unconsolidated entities	—	—	41,483	—	41,483
Rialto Investments other expense, net	—	—	(29,780)	—	(29,780)
Earnings (loss) before income taxes	(128,146)	273,530	76,730	—	222,114
Benefit (provision) for income taxes	20,711	457,850	(43,343)	—	435,218
Equity in earnings from subsidiaries	786,559	55,179	—	(841,738)	—
Net earnings (including net loss attributable to noncontrolling interests)	679,124	786,559	33,387	(841,738)	657,332
Less: Net loss attributable to noncontrolling interests	—	—	(21,792)	—	(21,792)
Net earnings attributable to Lennar	$679,124	786,559	55,179	(841,738)	679,124

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations Year Ended November 30, 2011

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Lennar Homebuilding	$—	2,654,660	20,464	—	2,675,124
Lennar Financial Services	—	138,602	144,674	(27,758)	255,518
Rialto Investments	—	—	164,743	—	164,743
Total revenues	—	2,793,262	329,881	(27,758)	3,095,385
Cost and expenses:
Lennar Homebuilding	—	2,495,101	40,586	(6,864)	2,528,823
Lennar Financial Services	—	141,159	111,881	(18,251)	234,789
Rialto Investments	—	—	132,583	—	132,583
Corporate general and administrative	90,195	—	—	5,061	95,256
Total costs and expenses	90,195	2,636,260	285,050	(20,054)	2,991,451
Lennar Homebuilding equity in loss from unconsolidated entities	—	(62,192)	(524)	—	(62,716)
Lennar Homebuilding other income, net	8,441	116,071	—	(8,403)	116,109
Other interest expense	(16,107)	(90,650)	—	16,107	(90,650)
Rialto Investments equity in loss from unconsolidated entities	—	—	(7,914)	—	(7,914)
Rialto Investments other income, net	—	—	39,211	—	39,211
Earnings (loss) before income taxes	(97,861)	120,231	75,604	—	97,974
Benefit (provision) for income taxes	48,407	(24,516)	(9,321)	—	14,570
Equity in earnings from subsidiaries	141,653	45,938	—	(187,591)	—
Net earnings (including net earnings attributable to noncontrolling interests)	92,199	141,653	66,283	(187,591)	112,544
Less: Net earnings attributable to noncontrolling interests	—	—	20,345	—	20,345
Net earnings attributable to Lennar	$92,199	141,653	45,938	(187,591)	92,199

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Statement of Operations Year Ended November 30, 2010

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Lennar Homebuilding	$—	2,657,189	48,450	—	2,705,639
Lennar Financial Services	—	154,607	180,283	(59,104)	275,786
Rialto Investments	1,901	4,942	85,754	—	92,597
Total revenues	1,901	2,816,738	314,487	(59,104)	3,074,022
Cost and expenses:
Lennar Homebuilding	—	2,467,117	75,247	959	2,543,323
Lennar Financial Services	—	151,812	148,325	(55,635)	244,502
Rialto Investments	24,717	1,839	41,348	—	67,904
Corporate general and administrative	88,795	—	—	5,131	93,926
Total costs and expenses	113,512	2,620,768	264,920	(49,545)	2,949,655
Lennar Homebuilding equity in loss from unconsolidated entities	—	(10,724)	(242)	—	(10,966)
Lennar Homebuilding other income, net	38,194	19,096	—	(38,155)	19,135
Other interest expense	(47,714)	(70,425)	—	47,714	(70,425)
Rialto Investments equity in earnings from unconsolidated entities	15,363	—	—	—	15,363
Rialto Investments other income (expense), net	—	(22)	17,273	—	17,251
Earnings (loss) before income taxes	(105,768)	133,895	66,598	—	94,725
Benefit (provision) for income taxes	67,368	(34,838)	(6,796)	—	25,734
Equity in earnings from subsidiaries	133,661	34,604	—	(168,265)	—
Net earnings (including net earnings attributable to noncontrolling interests)	95,261	133,661	59,802	(168,265)	120,459
Less: Net earnings attributable to noncontrolling interests	—	—	25,198	—	25,198
Net earnings attributable to Lennar	$95,261	133,661	34,604	(168,265)	95,261

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revised Consolidating Statement of Cash Flows Year Ended November 30, 2012

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net loss attributable to noncontrolling interests)	$679,124	786,559	33,387	(841,738)	657,332
Distributions of earnings from guarantor and non-guarantor subsidiaries	318,998	55,179	—	(374,177)	—
Other adjustments to reconcile net earnings (including net loss attributable to noncontrolling interests) to net cash provided by (used in) operating activities	(783,282)	(972,811)	(167,625)	841,738	(1,081,980)
Net cash provided by (used in) operating activities	214,840	(131,073)	(134,238)	(374,177)	(424,648)
Cash flows from investing activities:
Investments in and contributions to Lennar Homebuilding unconsolidated entities, net	—	(27,113)	(842)	—	(27,955)
Distributions of capital from Rialto Investments unconsolidated entities, net	—	—	39,813	—	39,813
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(4,427)	—	(4,427)
Receipts of principal payments on Rialto Investments loans receivable	—	—	81,648	—	81,648
Proceeds from sales of Rialto Investments real estate owned	—	—	183,883	—	183,883
Other	(218)	3,720	(31,173)	—	(27,671)
Intercompany	(700,846)	—	—	700,846	—
Net cash (used in) provided by investing activities	(701,064)	(23,393)	268,902	700,846	245,291
Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(76)	47,936	—	47,860
Net proceeds from convertible and senior notes	790,882	—	—	—	790,882
Partial redemption of senior notes	(210,862)	—	—	—	(210,862)
Net repayments on other borrowings	—	(51,918)	(195,694)	—	(247,612)
Exercise of land option contracts from an unconsolidated land investment venture	—	(50,396)	—	—	(50,396)
Net receipts related to noncontrolling interests	—	—	1,179	—	1,179
Excess tax benefits from share-based awards	10,814	—	—	—	10,814
Common stock:
Issuances	32,174	—	—	—	32,174
Repurchases	(17,149)	—	—	—	(17,149)
Dividends	(30,394)	(318,998)	(55,179)	374,177	(30,394)
Intercompany	—	596,209	104,637	(700,846)	—
Net cash (used in) provided by financing activities	575,465	174,821	(97,121)	(326,669)	326,496
Net increase in cash and cash equivalents	89,241	20,355	37,543	—	147,139
Cash and cash equivalents at beginning of period	864,237	172,018	127,349	—	1,163,604
Cash and cash equivalents at end of period	$953,478	192,373	164,892	—	1,310,743

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revised Consolidating Statement of Cash Flows Year Ended November 30, 2011

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings attributable to noncontrolling interests)	$92,199	141,653	66,283	(187,591)	112,544
Distributions of earnings from guarantor and non-guarantor subsidiaries	141,653	45,938	—	(187,591)	—
Other adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	(89,074)	(209,580)	(260,616)	187,591	(371,679)
Net cash provided by (used in) operating activities	144,778	(21,989)	(194,333)	(187,591)	(259,135)
Cash flows from investing activities:
Investments in and contributions to Lennar homebuilding unconsolidated entities, net	—	(62,130)	(5,246)	—	(67,376)
Investments in and contributions to Rialto Investments unconsolidated entities, net	—	—	(50,297)	—	(50,297)
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(118,077)	—	(118,077)
Receipts of principal payments on Rialto Investments loans receivable	—	—	74,888	—	74,888
Proceeds from sales of Rialto Investments real estate owned	—	—	91,034	—	91,034
Other	(12)	(46,963)	(19,351)	—	(66,326)
Intercompany	(552,511)	—	—	552,511	—
Net cash used in investing activities	(552,523)	(109,093)	(27,049)	552,511	(136,154)
Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(20)	138,476	—	138,456
Net proceeds from convertible and senior notes	342,562	—	—	—	342,562
Redemption of senior notes	(113,242)	—	—	—	(113,242)
Net repayments on other borrowings	—	(86,185)	(45,675)	—	(131,860)
Exercise of land option contracts from an unconsolidated land investment venture	—	(40,964)	—	—	(40,964)
Net payments related to noncontrolling interests	—	—	(1,315)	—	(1,315)
Common stock:
Issuances	6,751	—	—	—	6,751
Repurchases	(5,724)	—	—	—	(5,724)
Dividends	(29,906)	(141,653)	(45,938)	187,591	(29,906)
Intercompany	—	392,707	159,804	(552,511)	—
Net cash (used in) provided by financing activities	200,441	123,885	205,352	(364,920)	164,758
Net decrease in cash and cash equivalents	(207,304)	(7,197)	(16,030)	—	(230,531)
Cash and cash equivalents at beginning of period	1,071,541	179,215	143,379	—	1,394,135
Cash and cash equivalents at end of period	$864,237	172,018	127,349	—	1,163,604

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revised Consolidating Statement of Cash Flows Year Ended November 30, 2010

(In thousands)	Lennar Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings attributable to noncontrolling interests)	$95,261	133,661	59,802	(168,265)	120,459
Distributions of earnings from guarantor and non-guarantor subsidiaries	$133,661	34,604	—	(168,265)	—
Other adjustments to reconcile net earnings (including net earnings attributable to noncontrolling interests) to net cash provided by (used in) operating activities	301,780	(216,014)	(100,262)	168,265	153,769
Net cash provided by (used in) operating activities	530,702	(47,749)	(40,460)	(168,265)	274,228
Cash flows from investing activities:
Investments in and contributions to Lennar Homebuilding unconsolidated entities, net	—	(176,493)	(3,380)	—	(179,873)
(Investments in and contributions to) and distributions of capital from Rialto Investments consolidated and unconsolidated entities, net	(329,369)	—	93,660	—	(235,709)
Acquisitions of Rialto Investments portfolios of distressed real estate assets and improvements to REO	—	(184,699)	—	—	(184,699)
Increase in Rialto Investments defeasance cash to retire notes payable	—	—	(101,309)	—	(101,309)
Other	(1,003)	(16,861)	46,083	—	28,219
Distributions of capital from guarantor subsidiaries	60,000	—	—	(60,000)	—
Intercompany	(859,567)	—	—	859,567	—
Net cash (used in) provided by investing activities	(1,129,939)	(378,053)	35,054	799,567	(673,371)
Cash flows from financing activities:
Net borrowings (repayments) under Lennar Financial Services debt	—	(26)	54,147	—	54,121
Net proceeds from convertible notes	951,408	—	—	—	951,408
Redemption and partial redemption of senior notes	(474,654)	—	—	—	(474,654)
Net repayments on other borrowings	—	(80,076)	(55,753)	—	(135,829)
Exercise of land option contracts from an unconsolidated land investment venture	—	(39,301)	—	—	(39,301)
Net receipts related to noncontrolling interests	—	—	9,240	—	9,240
Common stock:
Issuances	2,238	—	—	—	2,238
Repurchases	(1,806)	—	—	—	(1,806)
Dividends	(29,577)	(193,661)	(34,604)	228,265	(29,577)
Intercompany	—	763,768	95,799	(859,567)	—
Net cash (used in) provided by financing activities	447,609	450,704	68,829	(631,302)	335,840
Net (decrease) increase in cash and cash equivalents	(151,628)	24,902	63,423	—	(63,303)

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revised Consolidating Statement of Cash Flows Year Ended November 30, 2010

Cash and cash equivalents at beginning of period	1,223,169	154,313	79,956	—	1,457,438
Cash and cash equivalents at end of period	$1,071,541	179,215	143,379	—	1,394,135

LENNAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Quarterly Data (unaudited)

	First	Second	Third	Fourth
(In thousands, except per share amounts)
2012
Revenues	$724,856	930,155	1,099,758	1,349,937
Gross profit from sales of homes	$127,878	178,950	216,211	270,307
Earnings before income taxes	$6,453	52,103	58,635	104,923
Net earnings attributable to Lennar	$14,968	452,703	87,109	124,344
Earnings per share:
Basic	$0.08	2.39	0.46	0.65
Diluted	$0.08	2.06	0.40	0.56
2011
Revenues	$558,045	764,493	820,193	952,654
Gross profit from sales of homes	$91,670	125,746	147,584	158,371
Earnings before income taxes	$36,321	25,800	24,079	11,774
Net earnings attributable to Lennar	$27,406	13,785	20,730	30,278
Earnings per share:
Basic	$0.15	0.07	0.11	0.16
Diluted	$0.14	0.07	0.11	0.16
Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)	Documents filed as part of this Report.

1.	The following financial statements are contained in Item 8:

Information required by other schedules has either been incorporated in the consolidated financial statements and accompanying notes or is not applicable to us.

2.	The following exhibits are filed with this Report or incorporated by reference:

23	Consent of Independent Registered Public Accounting Firm.

31.1	Rule 13a-14a/15d-14(a) Certification of Stuart A. Miller.

31.2	Rule 13a-14a/15d-14(a) Certification of Bruce E. Gross.

32	Section 1350 Certifications of Stuart A. Miller and Bruce E. Gross.

101
The following financial statements from Lennar Corporation Annual Report on Form 10-K/A for the year ended November 30, 2012, filed on July 10, 2013, formatted in XBRL (Extensible Business Reporting Language); (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Cash Flows and (iv) the Notes to Consolidated Financial Statements (1).

*    Management contract or compensatory plan or arrangement.

(1)
In accordance with Rule 406T of Regulation S-T, the XBRL related to information in Exhibit 101 to this Annual Report on Form 10-K/A shall not be deemed to be “filed” for purposes of Section 18 of Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LENNAR CORPORATION

/S/ STUART A. MILLER
Stuart A. Miller
Chief Executive Officer and Director
Date:	July 10, 2013
Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Principal Executive Officer:

Stuart A. Miller	/S/ STUART A. MILLER
Chief Executive Officer and Director	Date:	July 10, 2013

Principal Financial Officer:

Bruce E. Gross	/S/ BRUCE E. GROSS
Vice President and Chief Financial Officer	Date:	July 10, 2013

Principal Accounting Officer:

David M. Collins	/S/ DAVID M. COLLINS
Controller	Date:	July 10, 2013

Directors:

Irving Bolotin	/S/ IRVING BOLOTIN
	Date:	July 10, 2013

Steven L. Gerard	/S/ STEVEN L. GERARD
	Date:	July 10, 2013

Theron I. (“Tig”) Gilliam, Jr.	/s/ Theron I. (“Tig”) Gilliam, Jr.
	Date:	July 10, 2013

Sherrill W. Hudson	/S/ SHERRILL W. HUDSON
	Date:	July 10, 2013

R. Kirk Landon	/S/ R. KIRK LANDON
	Date:	July 10, 2013

Sidney Lapidus	/S/ SIDNEY LAPIDUS
	Date:	July 10, 2013

Jeffrey Sonnenfeld	/S/ JEFFREY SONNENFELD
	Date:	July 10, 2013

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference to Registration Statement No. 333-183755 on Form S-4/A and Registration Statement Nos. 333-142732, 333-179290 and 333-180887 on Forms S-8 and Registration Statement No. 333-179288 on Form S-3ASR of our report dated January 29, 2013, except for Note 17, as to which the date is July 8, 2013 relating to the financial statements and our reports dated January 29, 2013 relating to the financial statement schedule of Lennar Corporation, and the effectiveness of Lennar Corporation’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Lennar Corporation for the year ended November 30, 2012.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Miami, Florida
July 8, 2013

Exhibit 31.1
CHIEF EXECUTIVE OFFICER'S CERTIFICATION
I, Stuart A. Miller, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Lennar Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c.Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ STUART A. MILLER
Name: Stuart A. Miller Title: Chief Executive Officer
Date: July 10, 2013

Exhibit 31.2
CHIEF FINANCIAL OFFICER'S CERTIFICATION
I, Bruce E. Gross, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Lennar Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c.Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d.Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
b.Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ BRUCE E. GROSS
Name: Bruce E. Gross
Title: Vice President and Chief Financial Officer
Date: July 10, 2013

Exhibit 32
Officers' Section 1350 Certifications
Each of the undersigned officers of Lennar Corporation, a Delaware corporation (the "Company"), hereby certifies that (i) the Company's Annual Report on Form 10-K/A for the year ended November 30, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Company's Annual Report on Form 10-K/A for the year ended November 30, 2012 fairly presents, in all material respects, the financial condition and results of operations of the Company, at and for the periods indicated.

/S/ STUART A. MILLER
Name: Stuart A. Miller
Title: Chief Executive Officer

/S/ BRUCE E. GROSS
Name: Bruce E. Gross
Title: Vice President and Chief Financial Officer
Date: July 10, 2013